           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 21, 1997

                               16,200,000 SHARES

[ALLIED WASTE LOGO]

                         ALLIED WASTE INDUSTRIES, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ----------------------

     Of the 16,200,000 shares of Common Stock offered, 12,960,000 shares are being offered hereby in the United States and 3,240,000 shares are being offered in a concurrent international offering outside the United States. The public offering price and the aggregate underwriting discount per share are identical for both Offerings. See "Underwriting."

     The 12,960,000 shares of Common Stock of Allied offered hereby are being sold by Allied. Allied's Common Stock is listed on the National Market tier of the Nasdaq Stock Market under the symbol "AWIN."

     The last reported sales price of the Common Stock on the National Market tier of the Nasdaq Stock Market on September 24, 1997 was $18.875 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                  INITIAL PUBLIC      UNDERWRITING      PROCEEDS TO
                                                  OFFERING PRICE      DISCOUNT(1)       COMPANY(2)
                                                  --------------      ------------      -----------
Per Share....................................         $18.50             $0.87            $17.63
Total(3).....................................      $299,700,000       $14,094,000       $285,606,000

---------------
(1) Allied has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $750,000 payable by Allied.
(3) Allied has granted the U.S. Underwriters an option exercisable for 30 days after the date hereof to purchase up to 1,944,000 additional shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, Allied has granted the International Underwriters a similar option with respect to an additional 486,000 shares as part of a concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Allied will be $344,655,000, $16,208,100 and $328,446,900, respectively. See "Underwriting."
                             ----------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about September 30, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                  CREDIT SUISSE FIRST BOSTON

DONALDSON, LUFKIN & JENRETTE
            Securities Corporation
                       MERRILL LYNCH & CO.
                                           MORGAN STANLEY DEAN WITTER
                             ----------------------

         The date of this Prospectus Supplement is September 24, 1997.

                                   [ART WORK]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and incorporated herein and therein by reference. The information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment options, unless indicated otherwise. Unless the context otherwise requires, all references in this Prospectus Supplement and the accompanying Prospectus to "Allied" or the "Company" are to Allied Waste Industries, Inc. and its direct and indirect subsidiaries on a consolidated basis, including Allied Waste North America, Inc. ("AWNA"), a wholly-owned subsidiary of Allied, and its direct and indirect subsidiaries. Information regarding shares of Common Stock, unless otherwise indicated, is based on a per share market price of $18.50. This Prospectus Supplement and the accompanying Prospectus, including documents incorporated herein and therein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Allied's actual results could differ materially from those set forth in the forward-looking statements. Certain risk factors that might cause such a difference include, but are not limited to, those discussed in the section "Risk Factors" beginning on page S-8 of this Prospectus Supplement and the section "Risk Factors" beginning on page 4 of the accompanying Prospectus.

                                  THE COMPANY

     Allied is the fifth largest non-hazardous solid waste management company in the United States, as measured by revenues. Allied serves 1.4 million customers through operations in 21 states located primarily in the midwest, northeast, southeast and southwest United States. As of July 31, 1997, Allied provided its services through a network of 82 collection companies, 39 transfer stations, 55 landfills and 22 recycling facilities. Allied had revenues of $246.7 million for the year ended December 31, 1996 and $119.0 million and $395.2 million for the six months ended June 30, 1996 and 1997, respectively. The substantial increase in revenues in the first half of 1997 compared to the same period in 1996 is primarily attributable to the acquisition by Allied of the solid waste business of Laidlaw Inc. ("Laidlaw") on December 30, 1996 (the "Laidlaw Acquisition").

     Allied was incorporated under the laws of the State of Delaware in July 1989. The principal executive offices of Allied are located at 15880 North Greenway-Hayden Loop, Suite 100, Scottsdale, Arizona, 85260 and its telephone number is (602) 423-2946.

BUSINESS STRATEGY

     The major components of Allied's business strategy consist of: (1) operating vertically integrated non-hazardous solid waste service businesses with a high rate of waste internalization; (2) managing these businesses locally with a strong focus on operations; (3) maintaining a high rate of growth through acquisitions and internal growth in existing and selected new markets; and (4) maintaining the financial capacity, management capabilities and administrative systems and controls to support on-going operations and future growth.

     VERTICAL INTEGRATION AND INTERNALIZATION. The vertical integration business model is the key element of Allied's operating philosophy and growth strategy. The fundamental objective of the vertical integration business model is to control the waste stream from the point of collection through disposal and to achieve a high rate of waste internalization. Allied seeks to build, through acquisitions and other market development initiatives, market specific, vertically integrated operations typically consisting of one or more collection companies, transfer stations, processing centers and landfills. Within its markets, Allied seeks to strengthen its competitive position and improve its financial returns by acquiring additional operating assets, typically through "tuck-in" collection company acquisitions. Allied believes that it can realize competitive advantages and strong future growth by continuously implementing this strategy across existing and new markets in the United States. Allied's internalization rate, as measured by collection volumes, was approximately 57% for the first half of 1997.

     FOCUS ON OPERATIONS. Allied's operations-oriented business strategy is characterized by decentralized operations and local management with significant experience in operating and growing solid waste businesses. Allied only recruits operating managers with extensive industry experience, usually with significant experience in their geographic markets. Allied's senior executive management, senior operating management and regional vice presidents currently average approximately 17, 21 and 24 years of industry experience, respectively. By continuing to hire and retain experienced, local market-oriented managers Allied believes that it will be well positioned to react to changes in its markets and will be able to capitalize on growth opportunities in existing and new markets.

     MAINTAINING HIGH RATE OF GROWTH. Allied seeks to capitalize on the on-going consolidation of the approximately $35 billion solid waste industry in the United States. Allied intends to grow primarily by acquiring privately-owned solid waste companies and through internal growth. Allied also intends to take selective advantage of opportunities when government entities privatize the operation of all or part of their solid waste systems. In addition, Allied seeks to achieve broad geographic and business mix diversification in its operations and market development activities. Allied's revenue mix for the first six months of 1997 was approximately 58% collection, 24% disposal, 8% transfer, 4% recycling and 6% other.

     MAINTAINING CAPACITY FOR FUTURE GROWTH. Allied implements its business strategy by maintaining effective internal controls, experienced management and sufficient financial capacity. While Allied expects internal cash flows to fund most of its working capital and capital expenditure requirements, Allied intends to access the public and private capital markets, as appropriate, to fund its continuing growth and market development activities.

INTEGRATION OF LAIDLAW ACQUISITION

     Allied closed the Laidlaw Acquisition at the end of 1996 and substantially completed the integration of the acquired operations by the end of the first quarter of 1997. Allied has accomplished three primary objectives associated with the Laidlaw Acquisition. First, Allied has realized substantial financial benefits and operating efficiencies. Second, Allied has divested the Canadian operations acquired from Laidlaw for approximately $518 million (the "Canadian Sale") and used the net proceeds of this transaction to pay down debt. In addition, pursuant to the USA Waste Transactions and the BFI Transaction (each as defined below), Allied sold other non-vertically integrated operations acquired from Laidlaw representing $46.5 million in annual revenues. Third, Allied has recruited additional qualified personnel to increase management capabilities.

RECENT DEVELOPMENTS AND MARKET DEVELOPMENT UPDATE

     From January 1, 1997 to July 31, 1997, Allied completed the acquisition of 15 solid waste businesses (excluding the USA Waste Transactions (as defined below)) representing approximately $87.7 million in annual revenue for which it paid approximately $127.8 million (the "Acquired Businesses"). The Acquired Businesses, which include three landfills, 13 collection companies, six transfer stations and two recycling facilities, are located in 10 separate markets and are expected to be integrated into existing operations. In addition, in July 1997, Allied exited a non-vertically integrated market by selling one collection operation with approximately $12.0 million in annual revenue for which it received consideration of approximately $7.1 million (the "BFI Transaction").

     On June 12, 1997, Allied completed a series of transactions (the "USA Waste Transactions") with USA Waste Services, Inc. ("USA Waste") pursuant to which Allied acquired eight landfills (two of which were transferred to Allied in July 1997 after completion of certain regulatory matters), three collection operations, five transfer stations and one recycling facility with an aggregate of approxi-mately $68.1 million in annual revenue for consideration of $87.5 million. Also pursuant to the USA Waste Transactions, Allied exited certain non-vertically integrated markets by selling to USA Waste one landfill, two collection operations and one recycling facility with an aggregate of approximately $34.5 million in annual revenue for which it received consideration of approximately $61.3 million.

     On August 12, 1997, Allied was awarded the contract to purchase (or, with respect to one transfer facility, assume operation of) the active solid waste disposal system for San Diego County, California, consisting primarily of four landfills. Pursuant to the terms of the contract, Allied will pay $160 million to San Diego County at closing which is expected to occur before year-end 1997. In addition, Allied has agreed to reimburse San Diego County for up to approximately $7.0 million of capital expenditures. When the acquisition is completed, Allied expects to internalize the disposal of approximately 1,200 tons of waste per day, in addition to receiving from third parties 4,300 tons of waste per day, and expects to establish a vertically integrated operation in San Diego. The completion of this transaction is subject to certain normal regulatory approvals and certain other conditions and consents by certain of Allied's existing lenders. Although there can be no assurance that Allied will receive such approvals, satisfy such conditions and obtain such consents, Allied expects that it will do so.

     In addition, Allied has entered into letters of intent to acquire 12 solid waste businesses (the "Pending Acquisitions") representing an aggregate of approximately $131 million in annual revenues.

     There can be no assurance that the San Diego County transaction or the Pending Acquisitions will be completed. Consummation of the Offerings (as defined below) is not conditioned on consummation of the San Diego County transaction or the Pending Acquisitions, nor is consummation of the San Diego County transaction or the Pending Acquisitions conditioned on consummation of the Offerings.

                                 THE OFFERINGS

     The offering hereby of 12,960,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), being offered in the United States (the "U.S. Offering") and the offering of 3,240,000 shares of Common Stock being offered in a concurrent international offering outside the United States (the "International Offering") are collectively referred to as the "Offerings." The closing of each offering is conditioned upon the closing of the other offering.

U.S. Offering....................................  12,960,000 shares
International Offering...........................  3,240,000 shares
Common Stock outstanding after the
  Offerings(1)(2)................................  96,008,391 shares
Use of Proceeds..................................  To reduce debt, to fund working capital requirements and for general corporate
                                                   purposes. See "Use of Proceeds."
Nasdaq National Market Symbol....................  "AWIN"

---------------
(1) Assumes no exercise of the U.S. Underwriters' and International Underwriters' over-allotment options to purchase an aggregate of up to 2,430,000 additional shares of Common Stock.

(2) Based on the number of shares of Common Stock outstanding as of July 31, 1997. Does not include Common Stock issuable upon conversion of Allied's outstanding convertible securities or exercise of Allied's outstanding options and warrants, as of July 31, 1997 as follows: (i) 254,455 shares issuable upon conversion of convertible debt securities (with a weighted average conversion price of $7.64 per share); (ii) 858,942 shares issuable upon exercise of warrants to purchase Common Stock (with a weighted average exercise price of $5.14 per share); and (iii) 6,966,992 shares issuable upon exercise of stock options, of which 3,545,235 shares are issuable upon exercise of currently vested and exercisable stock options (with a weighted average exercise price of $6.60 per share). See "Capitalization."

                     SUMMARY HISTORICAL AND PRO FORMA DATA

     The summary historical financial data presented below as of and for the three years ended December 31, 1996 and as of and for the six months ended June 30, 1996 and 1997 are derived from Allied's Consolidated Financial Statements and notes thereto, included in Allied's filings under the Exchange Act and incorporated by reference herein. The summary pro forma data presented below as of and for the six months ended June 30, 1997 are derived from the Pro Forma Combined Financial Statements included elsewhere herein. This summary financial information should be read in conjunction with Allied's Consolidated Financial Statements and the notes thereto, included in Allied's filings under the Exchange Act and incorporated by reference herein, and "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Pro Forma Combined Financial Statements and the notes thereto, included elsewhere herein.

                                                                       SIX MONTHS       SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,          ENDED            JUNE 30, 1997
                                     ------------------------------     JUNE 30,     -----------------------
                                       1994       1995       1996         1996        ACTUAL    PRO FORMA(1)
                                     --------   --------   --------   ------------   --------   ------------
                                                                      (UNAUDITED)          (UNAUDITED)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues............................ $158,354   $217,544   $246,679     $118,958     $395,184     $395,184
Operating income (loss)(2)..........    8,673     32,788    (59,267)      12,697       78,229       78,229
Interest expense, net(3)............   12,368     10,656      7,147         4,425      45,603        38,480
Net income (loss) before
  extraordinary loss(2).............   (3,006)    12,381    (66,015)       4,237       18,597       22,657
Extraordinary loss, net of income
  tax benefit of $1,900 in 1994,
  $8,940 in 1996 and $34,942 in
  1997(4)...........................   (3,029)        --    (13,412)          --      (52,412)          --
Net income (loss)(2)................   (6,035)    12,381    (79,427)       4,237      (33,815)      22,657
PER SHARE DATA:
Net income (loss) before
  extraordinary loss(2)............. $  (0.27)  $   0.15   $  (1.15)    $   0.06     $   0.21     $   0.23
Extraordinary loss(4)...............    (0.12)        --      (0.23)          --        (0.60)          --
Net income (loss)(2)................    (0.39)      0.15      (1.38)        0.06        (0.39)        0.23
OTHER DATA:
EBITDA(2)(5)........................ $ 25,604   $ 58,567   $(27,797)    $ 28,105     $130,390     $130,390

                                                                       AS OF JUNE 30, 1997
                                                                   ---------------------------
                                                                     ACTUAL       PRO FORMA(6)
                                                                   ----------     ------------
                                                                           (UNAUDITED)
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................................  $   14,641      $   28,497
Total assets.....................................................   2,008,837       2,021,314
Total debt.......................................................   1,439,692       1,168,692
Stockholders' equity.............................................     208,212         492,241

---------------
(1) The unaudited pro forma combined statement of operations data, per share data and other data for the six months ended June 30, 1997 give effect to the Offerings and the application of the net proceeds therefrom as described under "Use of Proceeds" and to the Discount Offering, the Laidlaw Repurchase and the execution of the Amended Bank Agreement (each as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations") as if they had occurred on January 1, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Pro Forma Combined Financial Statements and the notes thereto included elsewhere in this Prospectus Supplement.

(2) Includes acquisition-related costs of $91.7 million which were incurred by Allied in the year ended December 31, 1996 of which $84.6 million were associated with the Laidlaw Acquisition and $7.1 million was related to other acquisitions accounted for as poolings-of-interests and $1.5 million and $6.7 million which were incurred by Allied in the year ended December 31, 1995 and the six months ended June 30, 1996, respectively, related to acquisitions accounted for as pooling-of-interests. In addition, charges of $2.1 million and $5.7 million, respectively, were incurred by Allied in the years ended December 31, 1994 and 1996 for certain nonrecurring unusual items. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Includes a reduction in net interest expense of $3.5 million, $11.1 million, $13.0 million, $6.9 million, $15.2 million and $15.2 million, respectively, for capitalized interest. Net interest expense also includes $0.9 million, $0.4 million, $0.9 million, $0.4 million, $11.3 million and $17.2 million, respectively, of non-cash interest charges.

(4) In each of the periods ended December 31, 1994 and 1996, and June 30, 1997, Allied replaced or redeemed certain of its indebtedness and recorded extraordinary after-tax charges as a result of the early extinguishment of debt. See Allied's Consolidated Financial Statements and the notes thereto, included in Allied's filings under the Exchange Act and incorporated by reference herein.

(5) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not a measure of operating income, operating performance or liquidity under generally accepted accounting principles. Allied includes EBITDA data because it understands such data are used by certain investors to determine Allied's historical ability to service its indebtedness.

(6) The unaudited pro forma combined balance sheet data at June 30, 1997 gives effect to the Offerings as if they had occurred on June 30, 1997.

                                  RISK FACTORS

     See "Risk Factors" beginning on page S-8 of this Prospectus Supplement and page 4 of the accompanying Prospectus for a discussion of certain factors which should be considered by prospective investors in evaluating an investment in the Common Stock.

                                  RISK FACTORS

     In addition to the other information in this Prospectus Supplement and the accompanying Prospectus, the following factors and the factors set forth under "Risk Factors" in the accompanying Prospectus should be considered carefully in evaluating an investment in Allied, in addition to the information under "Disclosure Regarding Forward Looking Statements." To the extent that any risk factor contained in this Prospectus Supplement conflicts with or supersedes any risk factor contained in the accompanying Prospectus, the risk factor contained in this Prospectus Supplement shall control.

RISK FACTORS DISCUSSED IN THE PROSPECTUS

     The accompanying Prospectus contains an extensive discussion of risk factors which should be carefully considered by any prospective investor in the Common Stock. Among the topics covered are: (a) Risks Associated with Allied's Strategy; Potential Difficulty in Obtaining Suitable Landfills, Collection Operations, Transfer Stations and Permits; (b) Limited Operating History in Regard to Acquired Businesses; (c) Capital Requirements and Limited Working Capital; (d) Risk of Competition from Other Companies and Municipalities; Landfill Alternatives; (e) Substantial Leverage; Ability to Service Debt; Dependence on Distributions from Subsidiaries; (f) Restrictions Imposed by the Amended Bank Agreement, the Allied Notes and the AWNA Notes; (g) Cost of Compliance with Environmental Regulations; Risk of Future Litigation; and (h) Hazardous Substances Liability.

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE EFFECT ON STOCK PRICE; REGISTRATION RIGHTS

     Based on the number of outstanding shares of Common Stock as of July 31, 1997, upon consummation of the Offerings, Allied will have outstanding a total of 96,008,391 shares of Common Stock, including the 16,200,000 shares being sold in the Offerings and approximately 254,455 shares of Common Stock subject to outstanding convertible debt securities, 858,942 shares of Common Stock subject to outstanding warrants and 6,966,992 shares of Common Stock subject to stock options granted under Allied's stock options plans. See Note 8 of Notes to Allied's Consolidated Financial Statements, included in Allied's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended, filed under the Exchange Act and incorporated by reference herein. Of such shares, approximately 61,401,365 shares of Common Stock, including the 16,200,000 shares of Common Stock being sold in the Offerings (together with any shares sold upon exercise of the Underwriters' over-allotment options), and approximately 254,455 shares issuable upon conversion of convertible debt securities, 616,827 shares issuable upon exercise of warrants held by non-affiliates of Allied and 1,547,861 shares issuable upon exercise of vested stock options held by non-affiliates of Allied will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to an affiliate of Allied (within the meaning of the Securities Act), which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act. 26,376,765 shares of Common Stock are owned by certain private securities investment funds affiliated with either Apollo Advisors II, L.P. or the Blackstone Group (collectively, the "Apollo/Blackstone Investors"). For so long as the Apollo/Blackstone Investors remain an "affiliate" of Allied, any shares of Common Stock held by the Apollo/Blackstone Investors will only be available for public sale if such shares are registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144, pursuant to which the Apollo/Blackstone Investors would be subject to the volume and other limitations under such rule. Three months after the Apollo/Blackstone Investors were to cease to be an "affiliate" of Allied, all of such shares held for more than two years would then immediately become eligible for public sale without being subject to the limitations of Rule 144. In addition, the Apollo/Blackstone Investors are entitled to require Allied to register their shares of Common Stock at any time after May 15, 1999 and holders of 129,250 shares of Common Stock and holders of warrants to purchase 647,827 shares of Common Stock currently may require Allied to register their shares of Common Stock. Allied and its directors, executive officers and regional vice presidents have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of Allied that are substantially similar to the shares of Common Stock, or any other security convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock or any such similar securities, except for shares of Common Stock issuable pursuant to convertible debt securities, warrants and stock options outstanding on the date of this Prospectus Supplement and shares of Common Stock (or securities convertible or exchangeable into shares of Common Stock) to be issued solely in connection with acquisitions, for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of the Underwriters, except for the shares of Common Stock offered in the Offerings.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to be received by Allied from the Offerings are estimated to be $284.9 million net of offering expenses and after deducting the estimated underwriting discounts and commissions payable by Allied. The Company will use $271.0 million of the Offerings' net proceeds to reduce outstanding borrowings under the Amended Bank Agreement and will use the remainder to fund working capital requirements and for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the National Market tier of the Nasdaq Stock Market ("Nasdaq") under the symbol "AWIN." The high and low prices per share for the periods indicated were as follows:

                                                                      HIGH         LOW
                                                                     -------     -------
    Year ended December 31, 1995
      First Quarter................................................  $ 5.000     $ 3.750
      Second Quarter...............................................    7.250       4.750
      Third Quarter................................................   10.000       6.875
      Fourth Quarter...............................................    9.000       6.375

    Year ended December 31, 1996
      First Quarter................................................    9.250       6.500
      Second Quarter...............................................   10.375       8.000
      Third Quarter................................................   10.125       6.438
      Fourth Quarter...............................................    9.625       8.000

    Year ended December 31, 1997
      First Quarter................................................    9.875       7.250
      Second Quarter...............................................   18.125       8.000
      Third Quarter (through September 24, 1997)...................   20.125      14.250

     On September 24, 1997, the last reported sales price for the Common Stock, as quoted by Nasdaq, was $18.875 per share. As of September 23, 1997, there were approximately 539 record holders of the Common Stock.

     All of the foregoing prices reflect interdealer quotations, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                DIVIDEND POLICY

     Allied has not paid dividends on its Common Stock, does not anticipate paying any dividends thereon in the foreseeable future, and is prohibited under the terms of certain of Allied's long-term indebtedness from paying such dividends.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization and other financial data of Allied as of June 30, 1997 on an actual basis and as adjusted to give effect to the Offerings and the application of the net proceeds therefrom as described in "Use of Proceeds," assuming that all of such net proceeds are used to reduce the outstanding amounts owed under the Amended Bank Agreement. These data should be read in conjunction with "Selected Financial Data", "Summary Pro Forma Condensed Combined Financial Data" and Allied's Pro Forma Combined Financial Statements and the notes thereto included elsewhere herein and Allied's Consolidated Financial Statements and the notes thereto, included in Allied's filings under the Exchange Act and incorporated by reference herein.

                                                                       AS OF JUNE 30, 1997
                                                                    --------------------------
                                                                      ACTUAL       AS ADJUSTED
                                                                    ----------     -----------
                                                                           (UNAUDITED)
                                                                          (IN THOUSANDS)
Cash and cash equivalents.........................................  $   14,641     $    28,497
                                                                    ==========      ==========
Current portion of long-term debt.................................  $   50,486     $    39,486
                                                                    ==========      ==========
Long-term debt, net of current portion:
  Amended Bank Agreement(1).......................................  $  548,500     $   288,500
  Notes payable and obligations under capital leases..............      75,706          75,706
  AWNA 10 1/4% Senior Subordinated Notes due 2006.................     525,000         525,000
  Allied 11.30% Senior Discount Notes due 2007....................     240,000         240,000
                                                                    ----------      ----------
     Total long-term debt.........................................   1,389,206       1,129,206
Stockholders' equity:
  Preferred Stock(2)..............................................           1               1
  Common Stock....................................................         777             939
  Additional paid in capital......................................     319,028         603,722
  Retained deficit................................................    (111,594)       (112,421)
                                                                    ----------      ----------
     Total stockholders' equity...................................     208,212         492,241
                                                                    ----------      ----------
          Total capitalization....................................  $1,597,418     $ 1,621,447
                                                                    ==========      ==========

---------------

(1) In addition, at June 30, 1997 there was aggregate availability under the Amended Bank Agreement of $204.6 million pursuant to revolving credit facilities to be used solely for general corporate purposes (including to finance capital expenditures and acquisitions permitted by the Amended Bank Agreement). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Financing Events."

(2) On July 24, 1997 all of the 9,496 shares of Preferred Stock outstanding as of June 30, 1997 were converted in accordance with their terms into 1,356,571 shares of Common Stock.

                            SELECTED FINANCIAL DATA

ALLIED HISTORICAL SELECTED FINANCIAL DATA

     The selected historical financial data presented below as of and for the five years ended December 31, 1996 are derived from Allied's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected historical financial data presented below as of and for the six months ended June 30, 1996 and 1997 are derived from Allied's unaudited consolidated financial statements. The selected historical financial data for the six months ended June 30, 1996 and 1997, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation for such periods. The historical results of operations for the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the entire year. The statement of operations, balance sheet and other data have been restated to give effect to transactions that were accounted for using the pooling-of-interests method for business combinations. Although the statement of operations data for the year ended December 31, 1996 includes one day of revenues and earnings for the Laidlaw Acquired Businesses (as defined in the accompanying Prospectus), all of the acquisition related fees and charges are included as part of acquisition costs for the year. These selected historical financial data should be read in conjunction with Allied's Consolidated Financial Statements and the notes thereto, included in Allied's filings under the Exchange Act and incorporated by reference herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Pro Forma Combined Financial Statements and the notes thereto, included elsewhere herein.

                                                                                                            SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                                     JUNE 30,
                            -----------------------------------------------------------------------    --------------------------
                               1992           1993           1994           1995           1996           1996           1997
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                                                                                              (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF SHARES)
STATEMENT OF OPERATIONS
  DATA:
Revenues..................  $    77,686    $   108,948    $   158,354    $   217,544    $   246,679    $   118,958    $   395,184
Cost of operations........       49,661         68,374         98,086        120,738        138,437         65,699        218,282
Selling, general and
  administrative
  expenses................       13,369         18,278         32,564         36,708         38,602         18,464         46,512
Depreciation and
  amortization expense....        7,991         10,637         16,931         25,779         31,470         15,408         52,161
Acquisition related
  costs(1)................           --             --             --          1,531         91,693          6,690             --
Unusual items(1)..........           --             --          2,100             --          5,744             --             --
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
Operating income (loss)...        6,665         11,659          8,673         32,788        (59,267)        12,697         78,229
Interest income...........         (201)          (310)        (1,073)          (716)        (2,110)          (142)        (1,104)
Interest expense(2).......        4,580          7,633         13,441         11,372          9,257          4,567         46,707
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net income (loss) before
  income taxes............        2,286          4,336         (3,695)        22,132        (66,414)         8,272         32,626
Income tax expense
  (benefit)...............          717          1,694           (689)         9,751           (399)         4,035         14,029
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net income (loss) before
  extraordinary loss......        1,569          2,642         (3,006)        12,381        (66,015)         4,237         18,597
Extraordinary loss, net of
  income tax benefit of
  $1,900 in 1994, $8,940
  in 1996 and $34,942 in
  1997(3).................           --             --         (3,029)            --        (13,412)            --        (52,412)
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net income (loss).........        1,569          2,642         (6,035)        12,381        (79,427)         4,237        (33,815)
Dividends on preferred
  stock...................         (310)          (927)        (3,773)        (4,070)        (1,073)          (575)          (337)
Conversion fee on equity
  securities
  converted(4)............           --             --             --         (2,151)            --             --             --
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net income (loss) to
  common shareholders.....  $     1,259    $     1,715    $    (9,808)   $     6,160    $   (80,500)   $     3,662    $   (34,152)
                            ===========    ===========    ===========    ===========    ===========    ===========    ===========
Net income (loss) per
  share:
Net income (loss) before
  extraordinary loss......  $      0.07    $      0.08    $     (0.27)   $      0.15    $     (1.15)   $      0.06    $      0.21
Extraordinary loss(3).....           --             --          (0.12)            --          (0.23)            --          (0.60)
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net income (loss).........  $      0.07    $      0.08    $     (0.39)   $      0.15    $     (1.38)   $      0.06    $     (0.39)
                            ===========    ===========    ===========    ===========    ===========    ===========    ===========
Weighted average common
  and common equivalent
  shares outstanding......   19,276,886     22,572,468     25,028,107     40,046,459     58,422,581     58,873,215     88,375,927
                            ===========    ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                            SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                                     JUNE 30,
                            -----------------------------------------------------------------------    --------------------------
                               1992           1993           1994           1995           1996           1996           1997
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                                                                                              (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF SHARES)
BALANCE SHEET DATA AT
  PERIOD END:
Working capital
  (deficit)...............  $      (428)   $     3,892    $   (18,704)   $   (44,441)   $     3,256    $   (31,591)   $   (35,598)
Property and equipment,
  net.....................       75,928         94,208        221,484        309,455        730,572        337,215        897,086
Goodwill, net.............       22,398         34,880         76,059         88,429        856,108         88,535        854,491
Total assets..............      135,946        159,926        356,875        458,706      2,317,549        502,086      2,008,837
Long-term debt, net of
  current portion.........       56,226         61,019        166,252        186,373      1,148,509        177,003      1,389,206
Stockholders' equity......       51,323         70,277         89,972        136,305        275,558        200,519        208,212
OTHER DATA:
Operating income
  (loss)(1)...............  $     6,665    $    11,659    $     8,673    $    32,788    $   (59,267)   $    12,697    $    78,229
Depreciation and
  amortization............        7,991         10,637         16,931         25,779         31,470         15,408         52,161
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
EBITDA(1)(5)..............  $    14,656    $    22,296    $    25,604    $    58,567    $   (27,797)   $    28,105    $   130,390
                            ===========    ===========    ===========    ===========    ===========    ===========    ===========
EBITDA margin.............         18.9%          20.5%          16.2%          26.9%         (11.3)%         23.6%          33.0%
Net cash provided by (used
  in):
Operating activities......  $     4,864    $    11,152    $    22,115    $    44,437    $    58,910    $       476    $   (30,236)
Investing activities......      (14,597)       (34,750)       (97,640)       (80,751)    (1,423,513)       (24,912)       334,072
Financing activities......       10,857         21,855         76,936         35,107      1,410,681         22,855       (339,289)
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
    Total.................  $     1,124    $    (1,743)   $     1,411    $    (1,207)   $    46,078    $    (1,581)   $   (35,453)
                            ===========    ===========    ===========    ===========    ===========    ===========    ===========

---------------
(1) Includes acquisition-related costs of $91.7 million which were incurred by Allied in the year ended December 31, 1996 of which $84.6 million was associated with the Laidlaw Acquisition and $7.1 million were related to other acquisitions accounted for as poolings-of-interests and $1.5 million and $6.7 million which were incurred by Allied in the year ended December 31, 1995 and the six months ended June 30, 1996, respectively, related to acquisitions accounted for as pooling-of-interests. In addition, charges of $2.1 million and $5.7 million, respectively, were incurred by Allied in the years ended December 31, 1994 and 1996 for certain non-recurring unusual items. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Includes a reduction in net interest expense of $0.4 million, $1.1 million, $3.5 million, $11.1 million, $13.0 million, $6.9 million and $15.2 million, respectively, for capitalized interest. Net interest expense also includes $0.1 million, $0.5 million, $0.9 million, $0.4 million, $0.9 million, $0.4 million and $11.3 million, respectively, of non-cash interest charges.

(3) In each of the periods ended December 31, 1994 and 1996, and June 30, 1997, Allied replaced or redeemed certain of its indebtedness and recorded extraordinary after-tax charges as a result of the early extinguishment of debt. See Allied's Consolidated Financial Statements and the notes thereto, included in Allied's filings under the Exchange Act and incorporated by reference herein.

(4) A non-cash conversion fee of $2.2 million was incurred in the fourth quarter of 1995 as a result of an inducement offered by Allied to holders of certain convertible preferred stock and convertible subordinated notes to exercise their conversion option to receive Common Stock. The inducement fee consisted of payment of dividends or interest from the conversion date through the first call or redemption date of each convertible security. Approximately 7.8 million shares of Common Stock were issued for conversion and approximately 285,000 shares were issued for the conversion fee.

(5) EBITDA is not a measure of operating income, operating performance or liquidity under generally accepted accounting principles. Allied includes EBITDA data because it understands such data are used by certain investors to determine Allied's historical ability to service its indebtedness.

              SUMMARY PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The unaudited summary pro forma condensed combined balance sheet as of June 30, 1997 gives effect to the Offerings as if they had occurred on June 30, 1997. The unaudited summary pro forma condensed combined statement of operations data for the six months ended June 30, 1997 give effect to the Offerings and the application of the net proceeds therefrom as described under "Use of Proceeds" and to the Discount Offering, the Laidlaw Repurchase and the execution of the Amended Bank Agreement as if each had occurred on January 1, 1996. These statements do not purport to be indicative of the financial position or results of operations of Allied that might have occurred, nor are they indicative of future financial position or results of operations. The summary pro forma condensed combined financial data should be read in conjunction with the Pro Forma Combined Financial Statements and the notes thereto, included elsewhere herein, and Allied's Consolidated Financial Statements and the notes thereto, included in Allied's filings under the Exchange Act and incorporated by reference herein. See "Disclosure Regarding Forward Looking Statements."

                         ALLIED WASTE INDUSTRIES, INC.

               SUMMARY PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                                                    JUNE 30, 1997
                                                      ----------------------------------------
                                                                      PRO FORMA
                                                      HISTORICAL   ADJUSTMENTS(1)    PRO FORMA
                                                      ----------   ---------------   ----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS)
ASSETS
Cash and cash equivalents...........................  $   14,641      $  13,856      $   28,497
Other current assets................................     153,011             --         153,011
                                                      ----------      ---------      ----------
     Total current assets...........................     167,652         13,856         181,508
Property and equipment, net.........................     897,086             --         897,086
Goodwill, net.......................................     854,491             --         854,491
Other assets........................................      89,608         (1,379)         88,229
                                                      ----------      ---------      ----------
          Total assets..............................  $2,008,837      $  12,477      $2,021,314
                                                      ==========      =========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt...................  $   50,486      $ (11,000)     $   39,486
Other current liabilities...........................     152,764             --         152,764
                                                      ----------      ---------      ----------
     Total current liabilities......................     203,250        (11,000)        192,250
Long-term debt, net of current portion..............   1,389,206       (260,000)      1,129,206
Other long-term liabilities.........................     208,169           (552)        207,617
Stockholders' equity(2).............................     208,212        284,029         492,241
                                                      ----------      ---------      ----------
          Total liabilities and stockholders'
            equity..................................  $2,008,837      $  12,477      $2,021,314
                                                      ==========      =========      ==========

---------------

(1) Reflects the Offerings and the application of the net proceeds therefrom as described under "Use of Proceeds."

(2) On July 24, 1997 all of the 9,496 shares of Preferred Stock outstanding as of June 30, 1997 were converted in accordance with their terms into 1,356,571 shares of Common Stock.

                         ALLIED WASTE INDUSTRIES, INC.

          SUMMARY PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                                                         SIX MONTHS ENDED JUNE 30, 1997
                                                 ----------------------------------------------
                                                                   PRO FORMA
                                                 HISTORICAL      ADJUSTMENTS(1)      PRO FORMA
                                                 -----------     --------------     -----------
                                                                  (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA AND
                                                               NUMBER OF SHARES)
Revenues.......................................  $   395,184        $     --        $   395,184
Cost of operations.............................      218,282              --            218,282
Selling, general and administrative expenses...       46,512              --             46,512
Depreciation and amortization expense..........       52,161              --             52,161
                                                 -----------         -------        -----------
Operating income...............................       78,229              --             78,229
Interest income................................       (1,104)             --             (1,104)
Interest expense...............................       46,707          (7,123)            39,584
                                                 -----------         -------        -----------
Net income before income taxes.................       32,626           7,123             39,749
Income tax expense.............................       14,029           3,063             17,092
                                                 -----------         -------        -----------
Net income before extraordinary loss...........       18,597           4,060             22,657
Dividends on preferred stock...................         (337)             --               (337)
                                                 -----------         -------        -----------
Net income to common shareholders before
  extraordinary loss...........................  $    18,260        $  4,060        $    22,320
                                                 ===========         =======        ===========
Net income per common share before
  extraordinary loss...........................  $      0.21                        $      0.23
                                                 ===========                        ===========
Weighted average common and common equivalent
  shares.......................................   88,375,927                         96,644,260
                                                 ===========                        ===========

---------------
(1) Reflects adjustments for the reduction in net interest expense associated with the application of the net proceeds from the Offerings as described in "Use of Proceeds" and for the Discount Offering, the Laidlaw Repurchase and the execution of the Amended Bank Agreement and an increase to the outstanding Common Stock associated with the Offerings.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Financial Data," included elsewhere herein, and Allied's Consolidated Financial Statements and the notes thereto, included in Allied's filings under the Exchange Act and incorporated by reference herein.

INTRODUCTION

     Allied has experienced significant growth, a substantial portion of which has resulted from the acquisition of solid waste businesses. From January 1, 1992 to June 30, 1997, the Company completed 112 acquisitions including the Laidlaw Acquisition. In 1996, the Company acquired 22 businesses including the Laidlaw Acquisition and from January 1, 1997 to July 31, 1997 it acquired 15 businesses, excluding the assets acquired in the USA Waste Transactions. See
Note 2 of Notes to Allied's Consolidated Financial Statements included in Allied's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended, and Notes 2 and 6 of Notes to Allied's Consolidated Financial Statements included in Allied's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended, filed under the Exchange Act and incorporated by reference herein. Allied's Consolidated Financial Statements have been restated to reflect the acquisition of companies accounted for using the pooling-of-interests method for business combinations. The majority of the acquisitions were accounted for under the purchase method for business combinations and, accordingly, the results of operations for such acquired businesses are included in Allied's financial statements only from the applicable date of acquisition. As a result, Allied believes its historical results of operations for the periods presented are not directly comparable.

     On December 30, 1996, Allied completed the Laidlaw Acquisition for total consideration of approximately $1.5 billion comprised of $1.2 billion cash, 14.6 million shares of Common Stock, a warrant (the "Laidlaw Warrant") to acquire
20.4 million shares of Common Stock at an exercise price of $8.25 per share, and two junior subordinated debentures with an aggregate book value of $110.7 million and a face amount of $318.3 million, comprised of a $150 million face amount 7% Junior Subordinated Debenture and a $168.3 million face amount Zero Coupon Debenture (collectively, the "Allied Debentures"). The cash consideration was financed from the proceeds of a $1.275 billion senior credit facility (the "1996 Bank Agreement") and the sale of $525 million of 10 1/4% Senior Subordinated Notes due 2006 of AWNA (the "AWNA Notes").

     On March 16, 1997, pursuant to a share purchase agreement with USA Waste, Allied completed the Canadian Sale for approximately $518 million. Allied used the net proceeds from the Canadian Sale to pay down approximately $517 million in debt under the 1996 Bank Agreement. Allied acquired the Canadian operations in connection with the Laidlaw Acquisition. In addition, pursuant to the USA Waste Transactions and the BFI Transaction, Allied sold other non-vertically integrated operations acquired from Laidlaw representing $46.5 million in annual revenues.

     On May 15, 1997, pursuant to a securities purchase agreement (the "Laidlaw Securities Purchase Agreement") among Allied, Laidlaw and Laidlaw Transportation, Inc. ("Laidlaw Transportation" and, together with Laidlaw, the "Laidlaw Group") and the Apollo/Blackstone Investors, Allied repurchased (the "Laidlaw Repurchase") the Allied Debentures and the Laidlaw Warrant, which were issued in connection with the Laidlaw Acquisition, from the Laidlaw Group for cash consideration of $230 million. The cash consideration was financed from $230 million of net proceeds realized from the sale of $418 million aggregate principal amount of 11.30% Senior Discount Notes due 2007 of Allied (the "Allied Notes") in a private offering (the "Discount Offering") on May 15, 1997. Contemporaneously with the Laidlaw Repurchase, pursuant to the Laidlaw Securities Purchase Agreement, the Apollo/Blackstone Investors acquired 14.6 million shares of Common Stock (the "Laidlaw Shares") issued in connection with the Laidlaw Acquisition from Laidlaw Transportation and also acquired approximately 11.8 million shares of Common Stock from TPG Partners, L.P. and TPG Parallel I, L.P. (collectively, the "TPG Group"). Pursuant to the terms of the Shareholders Agreement dated May 15, 1997 between Allied and the Apollo/ Blackstone Investors (the "Shareholders Agreement"), the Apollo/Blackstone Investors have the right to designate a maximum of four members of the Board of Directors of Allied based upon the amount of Common Stock owned by the Apollo/Blackstone Investors. The Shareholders Agreement also grants the Apollo/Blackstone Investors certain registration rights regarding the shares of Common Stock owned by the Apollo/Blackstone Investors and restricts the Apollo/Blackstone Investors from engaging in certain activities or transactions which could result in a change in control of Allied. See "Principal Stockholders -- Apollo/Blackstone Transaction."

     In June 1997, Allied entered into an Amended and Restated Credit Agreement (the "Amended Bank Agreement") with Credit Suisse First Boston, as administrative and collateral agent, Citibank, N.A. as documentation agent and Goldman Sachs Credit Partners, LP, as syndication agent, which replaced the 1996 Bank Agreement. The Amended Bank Agreement provides a six and one-half year senior secured $500 million term loan facility (the "Term Loan Facility") and a six and one-half year senior secured revolving credit facility (the "Revolving Credit Facility") consisting of a revolving credit facility (the "Revolver") providing $258 million of borrowing capacity and an additional facility (the "Additional Facility") providing up to $142 million of borrowing capacity, subject to certain limitations contained in the indenture relating to the AWNA Notes. As of June 30, 1997, the Company had $76 million of outstanding borrowings, $67.7 million of outstanding letters of credit and $114.3 million of available borrowings under the Revolver and no outstanding borrowings and $90.3 million of available borrowings under the Additional Facility. See Allied's Current Report on Form 8-K dated August 27, 1997 filed under the Exchange Act for Allied's pro forma combined statements of operations for the year ended December 31, 1996 and the six months ended June 30, 1997, which give effect to the Laidlaw Acquisition, the Canadian Sale, the sale of Allied's non-core medical waste assets, the Discount Offering, the Laidlaw Repurchase and the execution of the Amended Bank Agreement as if each had occurred on January 1, 1996.

     On June 12, 1997, Allied completed the USA Waste Transactions pursuant to which Allied acquired eight landfills (two of which were transferred to Allied in July 1997 after completion of certain regulatory matters), three collection operations, five transfer stations and one recycling facility with an annual aggregate revenue of $68.1 million for consideration of $87.5 million. Also pursuant to the USA Waste Transactions, Allied sold to USA Waste one landfill, two collection operations and one recycling facility with an aggregate of approximately $34.5 million in annual revenue for which it received consideration of approximately $61.3 million.

     In addition, pursuant to the BFI Transaction, in July 1997 Allied exited a non-vertically integrated market by selling one collection operation with approximately $12.0 million in annual revenue for which it received consideration of approximately $7.1 million.

GENERAL

     REVENUES. Allied's revenues are attributable primarily to fees charged to customers for waste collection, transfer, recycling and disposal services. Allied's collection services are generally provided under direct agreements with its customers or pursuant to contracts with municipalities. Commercial and municipal contract terms, where used, generally range from one to five years and commonly have automatic renewal options. Allied's landfill operations include both Company-owned landfills and those operated for municipalities for a fee. Allied is fully integrated in each geographic region in which it is located as it provides collection, transfer, processing and disposal services. The tables below show for the periods indicated the percentage of Allied's total reported revenues attributable to services provided and to geographic region:

                                                       YEAR ENDED DECEMBER 31,       SIX MONTHS
                                                      -------------------------         ENDED
                                                      1994      1995      1996      JUNE 30, 1997
                                                      -----     -----     -----     -------------
                                                                                     (UNAUDITED)
Collection(1).......................................   69.9%     64.7%     61.9%         57.8%
Transfer............................................    8.4       9.5       8.5           7.5
Landfill(1).........................................   14.5      18.3      22.0          24.4
Other...............................................    7.2       7.5       7.6          10.3
                                                      -----     -----     -----         -----
          Total Revenues............................  100.0%    100.0%    100.0%        100.0%
                                                      =====     =====     =====         =====
Central States......................................     --%       --%       --%          9.0%
Great Lakes.........................................   31.9      33.2      31.3          21.9
Midwest.............................................   16.8      19.0      18.7          16.2
Northeast...........................................     --        --        --          11.9
Southeast...........................................   30.2      28.0      30.6          12.1
West................................................   21.1      19.8      19.4          28.9
                                                      -----     -----     -----         -----
          Total Revenues............................  100.0%    100.0%    100.0%        100.0%
                                                      =====     =====     =====         =====

---------------
(1) The portion of collection and third-party transfer revenues attributable to disposal charges for waste collected by Allied and disposed at Allied's landfills have been excluded from collection revenues and included in landfill revenues.

     Allied's strategy is to develop vertically integrated operations to ensure internalization of waste it collects and thus realize higher margins from its operations. By disposing of waste at Company-owned and/or operated landfills, Allied retains the margin generated through disposal operations that would otherwise be earned by third-party landfills. Approximately 57% of Company-collected waste is disposed of at Company-owned and/or operated landfills as measured using disposal costs in the first half of 1997. In addition, transfer stations are an integral part of the disposal process. Allied locates its transfer stations in areas where its landfills are outside of the population centers in which it collects waste. Such waste is transloaded and economically transported to its landfills.

     EXPENSES. Cost of operations includes labor, maintenance and repairs, equipment and facility rent, utilities and taxes, the costs of ongoing environmental compliance, safety and insurance, disposal costs and costs of independent haulers transporting Company waste to the disposal site. Disposal costs include certain landfill taxes, host community fees, payments under agreements with respect to landfill sites that are not owned, landfill site maintenance, fuel and other equipment operating expenses and accruals for estimated closure and post-closure monitoring expenses anticipated to be incurred in the future.

     Selling, general and administrative expenses include management, clerical and administrative compensation and overhead, sales costs, community relations expenses and provisions for estimated uncollectible accounts receivable and potentially unrealizable acquisition costs.

     Depreciation and amortization expense includes depreciation of fixed assets and amortization of landfill airspace, goodwill and other intangible assets.

     In connection with potential acquisitions, Allied incurs and capitalizes certain transaction and integration costs which include stock registration, legal, accounting, consulting, engineering and other direct costs. When an acquisition is completed and is accounted for using the pooling-of-interests method for business combinations, these costs are charged to the statement of operations as acquisition related costs. When a completed acquisition is accounted for using the purchase method for business combinations, these costs are capitalized. Allied routinely evaluates capitalized transaction and integration costs and expenses those costs related to acquisitions not likely to occur. Indirect acquisition costs, such as executive salaries, general corporate overhead and other corporate services, are expensed as incurred.

     Certain direct landfill development costs, such as engineering, upgrading, construction and permitting costs, are capitalized and amortized based on consumed airspace. Allied believes that the costs associated with engineering, owning and operating landfills will increase in the future as a result of federal, state and local regulation and a growing community awareness of the landfill permitting process. Although there can be no assurance, Allied believes that it will be able to implement price increases sufficient to offset these increased expenses. All indirect landfill development costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred.

     Accrued closure and post-closure costs represent an estimate of the current value of the future obligation associated with closure and post-closure monitoring of non-hazardous solid waste landfills currently owned and/or operated by Allied. Site specific closure and post-closure engineering cost estimates are prepared annually for landfills owned and/or operated by Allied for which it is responsible for closure and post-closure. The present value of estimated future costs are accrued based on accepted tonnage as landfill airspace is consumed. Discounting of future costs is applied where Allied believes that both the amounts and timing of related payments are reliably determinable. Allied periodically updates its estimates of future closure and post-closure costs. The impact of changes which are determined to be changes in estimates are accounted for on a prospective basis.

     The net present value of the closure and post-closure commitment is calculated assuming inflation of 2.5% and a risk-free capital rate of 7.0%. Discounted amounts previously recorded are accreted to reflect the effects of the passage of time. Allied's current estimate of total future payments for closure and post-closure is $623.6 million while the present value of such estimate is $190.5 million. At December 31, 1996, and June 30, 1997, accruals for landfill closure and post-closure costs (including costs assumed through acquisitions) were approximately $107.5 million and $109.7 million, respectively. The accruals reflect relatively young landfills with estimated remaining lives, based on current waste flows, that range from 1 to over 75 years, and an estimated average remaining life of greater than 30 years.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship that the various items bear to revenues and the percentage of change in dollar amounts for the periods indicated. The statement of operations data have been restated to give effect to acquisitions that were accounted for using the pooling-of-interests method for business combinations. See Note 2 of Notes to Allied's Consolidated Financial Statements, included in Allied's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended, and Note 2 of Notes to Allied's Consolidated Financial

Statements included in Allied's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended, filed under the Exchange Act and incorporated by reference herein.

                                                     YEAR ENDED DECEMBER 31,                       SIX MONTHS ENDED JUNE 30,
                                       ----------------------------------------------------    ----------------------------------
                                                             1995                   1996                                  1997
                                                           COMPARED               COMPARED                              COMPARED
                                                           TO 1994                TO 1995                               TO 1996
                                                           % CHANGE               % CHANGE                              % CHANGE
                                       1994      1995     IN AMOUNTS    1996     IN AMOUNTS    1996        1997        IN AMOUNTS
                                       -----     -----    ----------    -----    ----------    -----    -----------    ----------
                                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.............................. 100.0%    100.0%        37.4%    100.0%        13.4%    100.0%      100.0%         232.2%
Cost of operations....................  61.9      55.5         23.1      56.1         14.7      55.2        55.2          232.2
Selling, general and administrative
 expenses.............................  20.6      16.9         12.7      15.6          5.2      15.5        11.8          151.9
Depreciation and amortization
 expense..............................  10.7      11.9         52.3      12.8         22.1      13.0        13.2          238.5
Acquisition related costs.............    --       0.7        100.0      37.2      5,889.1       5.6          --         (100.0)
Unusual costs.........................   1.3        --       (100.0)      2.3        100.0        --          --             --
                                       -----     -----      -------     -----      -------     -----       -----         ------
Operating income (loss)...............   5.5      15.0        278.0     (24.0)      (280.8)     10.7        19.8          516.1
Interest expense, net.................   7.8       4.9        (13.8)      2.9        (32.9)      3.7        11.5          930.6
Income tax expense (benefit)..........  (0.4)      4.5      1,515.2      (0.2)      (104.1)      3.4         3.6          247.7
Extraordinary loss, net of income tax
 benefit..............................   1.9        --       (100.0)      5.4        100.0        --        13.3          100.0
                                       -----     -----      -------     -----      -------     -----       -----         ------
 Net income (loss)....................  (3.8)%     5.6%       305.2%    (32.1)%     (741.5)%     3.6%       (8.6)%       (898.1)%
                                       =====     =====      =======     =====      =======     =====       =====         ======

SIX MONTHS ENDED JUNE 30, 1997 AND 1996

     REVENUES. Revenues for the six months ended June 30, 1997 were $395.2 million compared to $119.0 million in the comparable period in 1996, an increase of 232.2%. Revenues of approximately $265.4 million in the first six months of 1997 were generated from companies acquired subsequent to the end of the same period in the prior year, while increases in revenues attributable to existing operations ("Internal Growth") amounted to $10.8 million. If the Laidlaw Acquisition, net of the Canadian Sale, is included in the same period in the prior year, Internal Growth would have approximated 9% with 5% attributable to net volume increases and 4% attributable to price increases.

     COST OF OPERATIONS. Cost of operations for the six months ended June 30, 1997 was $218.3 million compared to $65.7 million in the comparable period in 1996, an increase of 232.2%. The increase in cost of operations was primarily attributable to the increase in revenues described above. As a percentage of revenues, cost of operations remained constant at 55.2%.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased to $46.5 million for the six months ended June 30, 1997 compared to $18.5 million in the comparable period in 1996, an increase of 151.9%. As a percentage of revenues, SG&A decreased to 11.8% in 1997 compared to 15.5% in 1996. The increase in SG&A expense resulted from expenses associated with acquired companies and expenses incurred in connection with the Company's increase in personnel and other expenses related to the growth of the Company. The decrease in SG&A as a percentage of revenues can be attributed to the substantial increase in the revenues of the Company resulting principally from the Laidlaw Acquisition. Operating margins were favorably impacted by financial benefits and operational efficiencies associated with the Laidlaw Acquisition and the significant increase in revenues.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the six months ended June 30, 1997 was $52.2 million compared to $15.4 million in the comparable period in 1996, an increase of 238.5%. The increase in depreciation and amortization expense is due to acquisitions and capital expenditures. Fixed assets have increased from $414.3 million at June 30, 1996 to $1,004.9 million at June 30, 1997 and goodwill has increased from $98.0 million at June 30, 1996 to $877.6 million at June 30, 1997. As a percentage of revenues, depreciation and amortization increased to 13.2% for the six months ended June 30, 1997 from 13.0% in the comparable period in 1996. This is primarily the result of an increase in amortization of goodwill as a percentage of revenues to 2.8% for the six months ended June 30, 1997 from 1.9% in the comparable period in 1996 resulting from increased goodwill partially offset by a decrease in landfill amortization as a percentage of revenues to 2.7% for the six months ended June 30, 1997 from 3.2% in the comparable period in 1996 resulting from decreased internalization in connection with the Laidlaw Acquisition.

     ACQUISITION RELATED COSTS. In the first six months of 1996, Allied incurred transaction and integration costs of approximately $6.7 million directly related to acquisitions accounted for using the pooling-of-interests method for business combinations. Transaction costs include stock registration, legal, accounting, consulting, engineering and other direct third-party costs incurred to complete the acquisitions. Integration costs include uncollectible accounts receivable write-offs, employee termination and relocation, write downs of fixed assets, lease terminations, and deferred repairs and maintenance of vehicles and equipment. During the first six months of 1997, no material acquisition related costs were incurred.

     NET INTEREST EXPENSE. Net interest expense was $45.6 million for the six months ended June 30, 1997 compared to $4.4 million in the comparable period in 1996, an increase of 930.6%. The increase in interest expense is due to the increase in debt from $205.7 million at June 30, 1996 to $1.4 billion at June 30, 1997. This increase in debt outstanding is primarily the result of debt incurred in connection with the Laidlaw Acquisition net of the application of the net proceeds received in connection with the Canadian Sale.

     INCOME TAXES. Income taxes reflect a 43% effective income tax rate for the six months ended June 30, 1997 as compared to a 49% rate in the comparable period in 1996. The Company's effective rate in the six months ended June 30, 1997 and 1996 deviates from the federal statutory rate of 35%, due primarily to the effects of differences in the treatment of goodwill for book and tax purposes, state income taxes, and other permanent differences.

     EXTRAORDINARY LOSS, NET. On May 15, 1997, the Company repurchased from the Laidlaw Group the $150 million 7% Junior Subordinated Debenture, the $168.3 million Zero Coupon Debenture and a warrant to purchase 20.4 million shares of Common Stock, used as partial consideration for the purchase of Laidlaw's solid waste business in 1996 for an aggregate purchase price of $230 million in cash. An extraordinary charge related to the Laidlaw Repurchase of approximately $65.7 million ($39.4 million net of income tax benefit) was charged to earnings in the second quarter of 1997. In addition, the Company replaced its $1.275 billion 1996 Bank Agreement with the $900 million Amended Bank Agreement on June 5, 1997 and recognized an extraordinary charge of approximately $21.6 million ($13.0 million net of income tax benefit) in the second quarter of 1997.

YEARS ENDED DECEMBER 31, 1996 AND 1995

     REVENUES. Revenues in 1996 were $246.7 million compared to $217.5 million in 1995, an increase of 13.4%. Approximately 4.3% of the increase in revenues is attributable to acquisitions and 9.1% is attributable to internal growth. Revenues of $9.4 million for 1996 were generated from companies acquired subsequent to the end of the prior year, while increases in revenue attributable to existing operations amounted to $19.8 million. Average price increases as a percentage of revenue were approximately 3% of revenue while the remainder of internal growth was from volume.

     COST OF OPERATIONS. Cost of operations in 1996 was $138.4 million compared to $120.7 million in 1995, an increase of 14.7%. This increase in cost of operations was primarily attributable to the increase in revenues described above. As a percentage of revenues, cost of operations increased to 56.1% in 1996 from 55.5% in 1995. Operating costs were affected by an increase in the percentage of waste internalized to 71% in 1996 from 62% in 1995 which resulted in a decrease in third-party disposal costs as a percentage of revenue. Cost of operations were also affected by a significant increase in municipal solid waste volumes offset by a decrease in higher priced special waste volumes. This change in revenue mix had the effect of increasing the cost of disposal relative to revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased to $38.6 million in 1996 compared to $36.7 million in 1995, an increase of 5.2%. As a percentage of revenues, SG&A decreased to 15.6% in 1996 from 16.9% in 1995. The increase in SG&A expense resulted from expenses associated with acquired companies and expenses incurred in connection with Allied's increase in personnel and other expenses related to the anticipated growth of Allied as it continues to acquire companies. The decrease in SG&A as a percentage of revenues can be attributed to an increase in revenue producing assets while corporate level personnel and other related expenses increased moderately.

     DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization in 1996 was $31.5 million compared to $25.8 million in 1995, an increase of 22.1%. The increase in depreciation and amortization expense is due to acquisitions and capital expenditures. Before the Laidlaw Acquisition, fixed assets increased to $466.0 million at December 31, 1996 from $373.7 million at December 31, 1995 and goodwill increased to $110.7 million at December 31, 1996 from $98.1 million at December 31, 1995. As a percentage of revenues, depreciation and amortization increased to 12.8% in 1996 from 11.9% in 1995. This increase is primarily because amortization of landfill airspace as a percentage of revenue increased to 3.2% in 1996 from 2.7% in 1995 resulting from an increase in the rate of waste internalization.

     ACQUISITION RELATED COSTS. In connection with the Laidlaw Acquisition, Allied incurred approximately $84.6 million in charges primarily associated with the acquisition, which include $51.5 million of environmental related matters, $18.4 million of asset impairments and abandonments, and $14.7 million of acquisition liabilities, of which $2.0 million relates to litigation matters, $5.4 million relates to relocation and transition costs and bonuses, $3.8 million relates to taxes, claims and assessments and other integration costs, and $3.5 million relates to acquired accounts receivable considered uncollectible.

     In connection with the Laidlaw Acquisition, Allied engaged an independent environmental consulting firm to assist in conducting an environmental assessment of the real property owned by certain subsidiaries acquired from Laidlaw (the "LWS Subsidiaries") or third-parties, and properties under the management of the LWS Subsidiaries. Several contaminated landfills and other properties have been identified that would require those subsidiaries to incur costs for incremental closure and post-closure measures, remediation activities and litigation in the future. The costs of performing the investigation, design, remediation and the allocation of responsibility to the subsidiaries of Allied vary significantly between sites. Based on information available to Allied, Allied recorded a provision of $51.5 million for environmental matters, including closure and post-closure costs, in the 1996 statement of operations and expects these amounts to be disbursed over the next 30 years.

     As a result of the Laidlaw Acquisition, Allied increased its revenue base by approximately 400% and entered into 14 new markets. In connection with the significant increase in size and the redirection of its strategic operating emphasis, Allied determined that certain asset values have become impaired as they will provide no further benefit to the Company. Included among the asset impairments are costs of $10.8 million related to over 50 noncompetition agreements in several markets where the counterparty no longer poses a significant threat, costs of $4.8 million for discontinued facilities and costs of $2.8 million for market development activities no longer being pursued.

     Costs of $7.1 million were incurred in 1996 compared to $1.5 million in 1995 for transaction and integration costs directly related to acquisitions accounted for using the pooling-of-interests method for business combinations.

     UNUSUAL ITEMS. In December 1996 Allied recorded $5.7 million in unusual items including $2.0 million in connection with the ongoing investigation and remediation of Allied's Norfolk landfill and $3.7 million of other non-recurring valuation adjustments.

     NET INTEREST EXPENSE. Net interest expense was $7.1 million in 1996 compared to $10.6 million in 1995, a decrease of 32.9%. The decrease in net interest expense is partially due to the conversion of subordinated debt into Common Stock in the fourth quarter of 1995 which resulted in a reduction to annual interest charges and the refinancing of the 1994 Notes (as defined herein) on July 31, 1996 resulting in a decrease in the interest rate from 12% to 7% for the months of August through December 1996. Also, interest capitalized in 1996 was $13.0 million compared to $11.1 million in 1995.

     CONVERSION FEES. A non-cash conversion fee of $2.2 million was incurred in the fourth quarter of 1995 as a result of an inducement offered by Allied to holders of certain convertible preferred stock and convertible subordinated notes to exercise their conversion option to receive Common Stock. The inducement fee consisted of payment of dividends or interest from the conversion date through the first call or redemption date of each convertible security. Approximately 7.8 million shares of Common Stock were issued for conversion and approximately 285,000 were issued for the conversion fee.

     INCOME TAXES. Income taxes reflect a benefit at a 0.6% effective income tax rate for 1996 which deviates from the federal statutory rate of 35% due primarily to the treatment of expenses for book purposes that, when recognized for tax purposes, may produce tax goodwill in excess of book goodwill. Other items impacting Allied's effective tax rate for both 1996 and 1995 include the differences in the treatment of goodwill for book and tax purposes, state income taxes, and other permanent differences. See Note 10 to the Consolidated Financial Statements, included in Allied's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended, filed under the Exchange Act and incorporated by reference herein.

     EXTRAORDINARY LOSS. On July 31, 1996, Allied completed a tender offer (the "Tender Offer") for substantially all of the 1994 Notes at the redemption price of $1,157.50 per $1,000 note. An extraordinary charge related to the Tender Offer of approximately $18.4 million ($11.0 million net of income tax benefit) was charged to earnings in the third quarter of 1996. In connection with the Laidlaw Acquisition, Allied refinanced its $300 million senior revolving credit facility and recognized an extraordinary charge of approximately $4.0 million ($2.4 million net of income tax benefit) that was charged to earnings in the fourth quarter of 1996.

YEARS ENDED DECEMBER 31, 1995 AND 1994

     REVENUES. Revenues in 1995 were $217.5 million compared to $158.4 million in 1994, an increase of 37.4%. The increase in revenues is due primarily to the effects of acquisitions as well as price and volume increases attributable to existing operations. Revenues of $34.4 million in 1995 were generated from companies acquired subsequent to the prior year, while increases in revenues attributable to existing operations amounted to $24.7 million. Average price increases as a percentage of revenue were approximately 5.7%.

     COST OF OPERATIONS. Cost of operations in 1995 was $120.7 million compared to $98.1 million in 1994, an increase of 23.1%. This increase in costs was attributable primarily to the increase in revenues described above. As a percentage of revenues, cost of operations decreased to 55.5% in 1995 from 61.9% in 1994. The resulting increase in margins was due primarily to better internalization of waste flows in 1995 as compared to 1994 during which Allied-collected waste disposed at Allied-owned and/or operated landfills, as measured using disposal costs, was 34.8% of revenue compared to 62.0% for 1995. Gross profit also increased because of increased operating efficiencies resulting from improvements made to vehicles and equipment through capital expenditures made in 1994 and 1995.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased to $36.7 million in 1995 compared to $32.6 million in 1994, an increase of 12.7%. As a percentage of revenues, SG&A decreased to 16.9% in 1995 from 20.6% in 1994. The increase in SG&A expenses resulted from expenses associated with acquired companies and expenses incurred in connection with Allied's increase in personnel and other expenses related to the anticipated growth of Allied as it continues to acquire companies. The decrease in SG&A as a percentage of revenues can be attributed to a significant increase in revenue producing assets while corporate level personnel and other related expenses increased only moderately.

     DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense in 1995 was $25.8 million compared to $16.9 million in 1994, an increase of 52.3%. The increase in depreciation and amortization expense is due to acquisitions and capital expenditures. Fixed assets increased to $373.7 million at December 31, 1995 from $266.6 million at December 31, 1994 and goodwill increased to $98.1 million at December 31, 1995 from $84.1 million at December 31, 1994. As a percentage of revenues, depreciation and amortization increased to 11.9% in 1995 from 10.7% in 1994. This increase is primarily because amortization of landfill airspace as a percentage of revenue increased to 2.7% in 1995 from 1.0% in 1994 resulting from an increase in the rate of waste internalization.

     ACQUISITION RELATED COSTS. Costs of $1.5 million were incurred in September 1995 for transaction and integration costs related to acquisitions accounted for using the pooling-of-interests method for business combinations. During 1994, no acquisitions were accounted for using this method.

     UNUSUAL ITEMS. In December 1994 Allied recorded a provision of $2.1 million, in excess of the closure and postclosure reserves recorded in the normal course of business, to recognize the estimated costs of additional closure, postclosure and remedial measures related to its Norfolk landfill.

     NET INTEREST EXPENSE. Net interest expense increased to $10.6 million in 1995 compared to $12.4 million in 1994, a decrease of 13.8%. Interest charges decreased in 1995 compared to 1994 because of an increase in the amount of capitalized interest to $11.1 million in the 1995 period compared to $3.5 million in 1994. The amount of interest capitalized increased in 1995 because of an increase in transfer stations and landfill airspace under development or under application for development compared to 1994 and the acquisition of additional landfills subsequent to 1994. The decrease in interest charges was offset by an increase in the interest rate on the 1994 Notes, from 10.75% in 1994 to 12% in January 1995 and an increase in interest bearing debt to approximately $223.9 million at December 31, 1995 from approximately $188.0 million at December 31, 1994, due primarily to acquisitions and capital expenditures.

     CONVERSION FEES. A non-cash conversion fee of $2.2 million was incurred in the fourth quarter of 1995 as a result of an inducement offered by Allied to holders of certain convertible securities to exercise their conversion option to receive Common Stock. The inducement fee consisted of payment of dividends or interest from the conversion date through the first call or redemption date of each convertible security. Approximately 7.8 million shares of Common Stock were issued for conversion and approximately 285,000 were issued for the conversion fee.

     INCOME TAXES. Income taxes reflect a 44.1% effective income tax rate in 1995 compared to an income tax benefit reflecting an 18.6% effective rate in 1994. Allied's effective tax rate in 1995 and 1994 deviates from the federal statutory rates of 35% and 34%, respectively, due to the effects of differences in the treatment of goodwill for book and tax purposes, state income taxes, and other permanent differences.

     EXTRAORDINARY ITEMS. In connection with the Securities Purchase Agreement between Allied and the TPG Group dated October 27, 1994, as amended (the "TPG Agreement"), Allied solicited and obtained consents from a majority of the holders of the 1994 Notes causing modifications to the indenture agreement and the execution of a supplemental indenture (the "Supplemental Indenture"). Among other things, the Supplemental Indenture increased Allied's restricted borrowing capacity (with certain limitations) under current and future revolving credit agreements and lease lines from a total of $35 million to $120 million, deleted certain borrowing restrictions, changed certain financial ratio covenants and increased the per annum rate of interest from 10.75% to 12.0%. The execution of the Supplemental Indenture, which was effective January 1995, was accounted for as an early extinguishment of debt. Accordingly, capitalized deferred debt issuance costs related to the original indenture were written off as of December 31, 1994 and an extraordinary charge of $4.6 million ($2.8 million net of income tax benefit) was recorded. Additionally, in the first quarter of 1994, an extraordinary charge of $334,000 ($206,000 net of income tax benefit) was recognized as result of the early extinguishment of various debt instruments using the proceeds from the 1994 Notes.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, Allied has satisfied its acquisition, capital expenditure and working capital needs primarily through bank financing, public offerings and private placements of debt and equity securities. Between January 1, 1994 and June 30, 1997, Allied completed the Amended Bank Agreement, which replaced the $1.275 billion 1996 Bank Agreement completed in connection with the Laidlaw Acquisition (of which $517 million was repaid with proceeds from the Canadian Sale in March 1997), the private placement of $418 million face amount of the Allied Notes (resulting in gross proceeds of $240 million), a $525 million private placement of the AWNA Notes, a $100 million public offering of its Senior Subordinated Notes due 2004 (the "1994 Notes") (substantially all of which were repurchased pursuant to the Tender Offer in July 1996), a $50 million private placement of Common Stock, a $300 million senior revolving credit facility (all debt under which was repaid in December 1996), and a $48 million public equity offering. Due to the acquisition driven and capital intensive nature of Allied's business strategy, Allied has used, and believes that it is reasonably possible that it will continue using, amounts in excess of the cash generated from operations to fund acquisitions and capital expenditures, including landfill development. In connection with acquisitions, Allied has assumed or incurred indebtedness with relatively short-term repayment schedules, thereby increasing its current and medium-term liabilities. Additionally, operating equipment has been acquired using financing leases which have short- and medium-term maturities. As a result, Allied has periodically had low levels of working capital or working capital deficits.

     During the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997, Allied's cash flows from operating, investing and financing activities were as follows:

                                                                                SIX MONTHS
                                              YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                           -----------------------------    -------------------
                                            1994      1995       1996        1996       1997
                                           ------    ------    ---------    ------    ---------
                                                                                (UNAUDITED)
                                                              (IN MILLIONS)
OPERATING ACTIVITIES:
Net income (loss)........................  $ (6.0)   $ 12.4    $   (79.4)   $  4.2    $   (33.8)
Write off of deferred debt issuance
  costs..................................      --        --           --        --         17.3
Extraordinary loss on early
  extinguishments of debt................     4.9        --         22.4        --           --
Acquisition related costs................      --       1.5         91.7        --           --
Unusual items............................     2.1        --          5.7        --           --
Non-cash operating expenses(1)...........    16.9      35.9         36.9      16.5         35.9
(Gain) loss on sale of fixed assets,
  net....................................     0.7       0.3          1.9       2.0         (0.5)
Increase (decrease) in operating assets
  and liabilities, net...................     3.5      (5.7)       (20.3)    (22.2)       (49.1)
                                           ------    ------    ---------    ------    ---------
     Cash provided by (used in) operating
       activities........................    22.1      44.4         58.9       0.5        (30.2)
                                           ------    ------    ---------    ------    ---------
INVESTING ACTIVITIES:
Cost of acquisitions, net of cash
  acquired...............................   (49.2)    (18.7)    (1,356.6)     (3.8)      (100.5)
Capital expenditures.....................   (48.3)    (51.6)       (54.5)    (15.1)       (53.8)
Capitalized interest.....................    (3.5)    (11.1)       (13.0)     (6.9)       (15.2)
Proceeds from sale of fixed assets.......     1.4       1.1          0.6       0.2        526.8
Other....................................     2.0      (0.4)          --       0.7        (23.3)
                                           ------    ------    ---------    ------    ---------
     Cash provided by (used for)
       investing activities..............   (97.6)    (80.7)    (1,423.5)    (24.9)       334.0
                                           ------    ------    ---------    ------    ---------
FINANCING ACTIVITIES:
Net proceeds from sale and redemption of
  preferred stock, common stock, stock
  options and warrants...................    15.0      30.6         48.1      48.3          1.9
Net proceeds from long-term debt.........   126.3      66.6      1,809.7      25.4        876.1
Repayments of long-term debt.............   (59.5)    (55.8)      (445.8)    (51.2)    (1,174.7)
Repurchase of Warrant....................      --        --           --        --        (49.0)
Other....................................    (4.9)     (6.3)        (1.3)      0.3          6.4
                                           ------    ------    ---------    ------    ---------
     Cash provided by (used for)
       financing activities..............    76.9      35.1      1,410.7      22.8       (339.3)
                                           ------    ------    ---------    ------    ---------
Increase (decrease) in cash..............  $  1.4    $ (1.2)   $    46.1    $ (1.6)   $   (35.5)
                                           ======    ======    =========    ======    =========

---------------
(1) Consists principally of provisions for depreciation and amortization, landfill closure and post-closure costs, doubtful accounts, potentially unrealizable acquisition costs and deferred income taxes.

     As of December 31, 1996 and June 30, 1997, Allied had cash and cash equivalents of $50.1 million and $14.6 million, respectively. Allied's capital expenditure and working capital requirements have increased significantly, reflecting Allied's rapid growth by acquisition and development of revenue producing assets, and will increase further as Allied continues to pursue its business strategy. During 1996 Allied completed the Laidlaw Acquisition for total consideration of approximately $1.5 billion consisting of $1.2 billion cash, 14.6 million shares of Common Stock, the Laidlaw Warrant and the Allied Debentures and acquired 21 additional businesses for total consideration of approximately $126.5 million of which approximately $73.9 million of such consideration was paid in Common Stock and $3.9 million was paid in seller notes. Total annualized revenues of the latter businesses are approximately $78.8 million. From January 1, 1997 to July 31, 1997, Allied has purchased solid waste operations representing approximately $155.8 million in annual revenues and sold operations representing approximately $46.5 million in annual revenues. Net consideration of approximately $156.9 million (including $10 million for a landfill under development), comprised of cash, notes and Common Stock, was paid in these transactions. For the calendar year 1997, Allied expects to spend approximately $172.0 million for capital, closure and post-closure, and remediation expenditures relating to its landfill operations. As Allied continues to acquire waste operations in 1997, additional capital amounts will be required during 1997 for the acquisition of businesses and the capital expenditure requirements related to those acquired businesses.

     On June 30, 1997, Allied's debt structure consisted of: $525 million of the AWNA Notes; $500 million outstanding under the Term Loan Facility, approximately $76 million outstanding under the Revolving Credit Facility, and $67.7 million of outstanding letters of credit under the Amended Bank Agreement; approximately $240 million of the Allied Notes; and approximately $98.7 million of notes payable and obligations under capital leases. As of June 30, 1997 there was an aggregate availability under the Revolving Credit Facility of approximately $204.6 million to be used for working capital, letters of credit, acquisitions and other general corporate purposes. No more than $175 million of the Revolving Credit Facility may be used to support the issuance of letters of credit. The indentures relating to the Allied Notes and the AWNA Notes and the Amended Bank Agreement contain financial and operating covenants and significant restrictions on the ability of the Company to complete acquisitions, pay dividends, incur indebtedness, make investments and take certain other corporate actions. After giving effect to the Offerings and the application of the net proceeds therefrom, a substantial portion of the Company's available cash will be required to be applied to service indebtedness, which is expected to include approximately $197 million in principal and interest payments on an annualized basis.

     Allied is also required to provide financial assurances to governmental agencies under applicable environmental regulations relating to its landfill operations and collection contracts. Allied satisfies these financial assurance requirements by issuing performance bonds, letters of credit, insurance policies and trust deposits to secure Allied's obligations as they relate to landfill closure and post-closure costs and performance under certain collection contracts. At June 30, 1997, Allied had outstanding approximately $264.6 million in financial assurance instruments, represented by approximately $183.0 million of performance bonds, $22.3 million of letters of credit, $53.0 million of insurance policies and $6.3 million of trust deposits. During calendar year 1997, Allied expects to be required to provide approximately $258 million in financial assurance obligations relating to its existing landfill operations and collection contracts. Allied expects that financial assurance obligations will increase in the future as it acquires and expands its landfill activities and that a greater percentage of the financial assurance instruments will be comprised of performance bonds and insurance policies.

     Allied has lease facilities (the "Lease Facilities") that allow it to enter into equipment leases at rates ranging from similar term treasury note rates plus 2.5% to 3.5% for terms of 36 to 84 months. In addition to equipment leases outstanding at December 31, 1996 and June 30, 1997 of $45.2 million and $47.6 million, respectively, Allied had available lease commitments of $11.9 million and $22.4 million, respectively. Allied has entered into master equipment lease facilities relating to the financing of the acquisition of trucks and containers.

     On August 12, 1997, Allied was awarded the contract to purchase (or, with respect to one transfer facility, assume operation of) the active solid waste disposal system for San Diego County, California, consisting primarily of four landfills. Pursuant to the terms of the contract, Allied will pay $160 million to San Diego County at closing which is expected to occur before year-end 1997. In addition, Allied has agreed to reimburse San Diego County for up to approximately $7.0 million of capital expenditures. When the acquisition is completed, Allied expects to internalize the disposal of approximately 1,200 tons of waste per day, in addition to receiving from third parties 4,300 tons of waste per day, and to establish a vertically integrated operation in San Diego. The completion of this transaction is subject to certain normal regulatory approvals and certain other conditions and consents by certain of Allied's existing lenders. Although there can be no assurance that Allied will receive such approvals, satisfy such conditions and obtain such consents, Allied expects that it will do so.

     In addition, Allied has entered into letters of intent to acquire 12 solid waste businesses representing an aggregate of approximately $131 million in annual revenues.

     There can be no assurance that the San Diego County transaction or the Pending Acquisitions will be completed. Consummation of the Offerings is not conditioned on consummation of the San Diego County transaction or the Pending Acquisitions, nor is consummation of the San Diego County transaction or the Pending Acquisitions conditioned on consummation of the Offerings.

     Subtitle D and other regulations that apply to the non-hazardous waste disposal industry have required and will continue to require Allied, as well as others in the industry, to alter operations and to modify or replace pre-Subtitle D landfills. Such expenditures have been and will continue to be substantial. Further regulatory changes could accelerate expenditures for closure and post-closure monitoring and obligate Allied to spend sums in addition to those presently reserved for such purposes. These factors, together with the other factors discussed above, could substantially increase Allied's operating costs and impair Allied's ability to invest in its facilities.

     Allied's ability to meet future capital expenditure and working capital requirements, to make scheduled payments of principal of, to pay interest on, or to refinance its indebtedness, and to fund capital amounts required for the acquisition of businesses and the expansion of existing businesses depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. Based upon the current level of operations and anticipated growth, management of Allied believes that available cash flow, together with available borrowing under the Amended Bank Agreement, the Lease Facilities and other sources of liquidity, will be adequate to meet Allied's anticipated future requirements for working capital, letters-of-credit, capital expenditures, scheduled payments of principal of and interest on debt incurred under the Amended Bank Agreement, interest on the AWNA Notes and, commencing December 1, 2002, on the Allied Notes and capital amounts required for acquisitions and expansion. However, the principal payments at maturity on the AWNA Notes and the Allied Notes may require refinancing. Also, there can be no assurance that Allied's business will generate sufficient cash flow from operations or that future financings will be available in an amount sufficient to enable Allied to service its indebtedness or to make necessary capital expenditures, or that any refinancing would be available on commercially reasonable terms, if at all. Additionally, depending on the timing, amount and structure of any future acquisitions and the availability of funds under the Amended Bank Agreement, Allied may need to raise additional capital to fund the acquisition and integration of additional solid waste businesses. Allied may raise such funds through additional bank financings or public or private offerings of its debt and equity securities. There can be no assurance that Allied will be able to secure such funding, if necessary, on favorable terms, if at all. If Allied is not successful in securing such funding, Allied's ability to pursue its business strategy may be impaired and results of operations for future periods may be negatively affected.

SIGNIFICANT FINANCING EVENTS

     In December 1996, Allied entered into the 1996 Bank Agreement consisting of
(i) a $475 million five and one-half year amortizing senior secured term loan facility, (ii) three amortizing senior secured term loan facilities in an aggregate original principal amount of $500 million and with ultimate maturities which ranged from six and one-half years to eight and one-half years, and (iii) a

$300 million five and one-half year senior secured revolving credit facility. In connection with the closing of the Canadian Sale, an aggregate amount of approximately $517 million was applied to prepayment of the 1996 Bank Agreement.

     In June 1997, Allied entered into the Amended Bank Agreement with Credit Suisse First Boston, as administrative and collateral agent, Citibank, N.A. as documentation agent and Goldman Sachs Credit Partners, L.P., as syndication agent, which replaced the 1996 Bank Agreement. The Amended Bank Agreement provides a six and one-half year senior secured $500 million Term Loan Facility and a six and one-half year senior secured Revolving Credit Facility consisting of the Revolver providing $258 million of borrowing capacity and the Additional Facility providing up to $142 million of borrowing capacity, subject to certain limitations contained in the indenture relating to the AWNA Notes. Principal payments on the Term Loan Facility are payable quarterly, beginning in September 1997 and increase from $10 million to $100 million per annum through maturity in December 2003. Principal under the Revolving Credit Facility is due upon maturity.

     In addition to the scheduled principal payments above, Allied is also required to make mandatory prepayments on the Amended Bank Agreement equal to 100% of the net proceeds from certain asset sales, the issuance of new debt securities and extraordinary amounts, which include tax refunds, pension plan reversions and certain insurance proceeds, and 50% of the Net Cash Proceeds (as defined in the Amended Bank Agreement) from Equity Issuances (as defined in the Amended Bank Agreement). Furthermore, Allied is also required to make mandatory prepayments on the Amended Bank Agreement equal to 50% of Allied's annual excess Cash Flow (as defined in the Amended Bank Agreement) unless Allied's Senior Debt Ratio (as defined in the Amended Bank Agreement) for the relevant fiscal year end is less than 2.0 to 1.0. Mandatory prepayments are applied first to the Term Loan Facility on a pro rata basis against remaining scheduled principal payments, and second to the permanent reduction of the Revolving Credit Facility. In no event, however, shall the Revolving Credit Facility be required to be reduced to an amount less than $300 million in connection with any such mandatory prepayment.

     Borrowings under the Revolving Credit Facility may be used for acquisitions, the issuance of letters of credit, working capital and other general corporate purposes. Of the amounts available under the Revolving Credit Facility, no more than $175 million may be used to support the issuance of letters of credit.

     Amounts outstanding under the Amended Bank Agreement bear interest, at Allied's option, at either (a) a Base Rate, or (b) a Eurodollar Rate (both terms as defined in the Amended Bank Agreement) plus, in either case, an agreed upon applicable margin. The applicable margin will be adjusted from time to time pursuant to a pricing grid based upon Allied's Leverage Ratio (as defined in the Amended Bank Agreement) and varies between zero percent and 0.75% for Base Rate loans, and 0.75% and 1.75% for Eurodollar loans. In addition, if at any time Allied's Senior Debt Ratio is greater than 2.5 to 1.0, the applicable margin for all loans will be increased by 0.25%.

     The Amended Bank Agreement is guaranteed by substantially all of Allied's present and future subsidiaries. In addition, the Amended Bank Agreement is secured by substantially all the personal property and a pledge of the stock, of substantially all of Allied's present and future subsidiaries.

     The Amended Bank Agreement contains certain financial covenants including, but not limited to, a Total Debt to EBITDA Ratio, a Senior Debt to EBITDA Ratio, a Fixed Charge Coverage Ratio and an Interest Expense Coverage Ratio (all terms as defined in the Amended Bank Agreement). In addition, the Amended Bank Agreement also limits Allied's ability to make acquisitions, purchase fixed assets above certain amounts, pay dividends, incur additional indebtedness and liens, make optional prepayments on certain subordinated indebtedness, make investments, loans or advances, enter into certain transactions with affiliates or enter into a merger, consolidation or sale of all or a substantial portion of Allied's assets.

     Allied has entered into interest rate protection agreements (the "Agreements"), with reputable national banks and investment banking institutions to reduce its exposure to fluctuations in variable interest rates. A summary of the Agreements outstanding as of June 30, 1997 is as follows:

NOTIONAL AMOUNTS     FIXED RATE
----------------     ----------
  (DOLLARS IN
   MILLIONS)
      $ 50              5.76%
        50              5.81
       130              6.27

     The Agreements effectively change Allied's interest rate paid on $230 million of its floating rate long-term debt ($576 million at June 30, 1997) to a weighted average fixed rate ceiling of approximately 6.06% plus applicable margins imposed by the terms of the Amended Bank Agreement at June 30, 1997.

     On May 15, 1997, Allied, pursuant to the Laidlaw Securities Purchase Agreement, repurchased from the Laidlaw Group the Allied Debentures and the Warrant for an aggregate purchase price of $230 million in cash. Also pursuant to the Laidlaw Securities Purchase Agreement, the Apollo/ Blackstone Investors purchased all of the Common Stock of Allied held by Laidlaw.

     In connection with the Laidlaw Repurchase, Allied issued $418 million aggregate face amount of Allied Notes in the Discount Offering on May 15, 1997. The net proceeds of $230 million realized from the sale of the Discount Offering were used to pay the cash consideration in the Laidlaw Repurchase. The Allied Notes are not guaranteed by AWNA or any subsidiaries of AWNA and, therefore, the Allied Notes are effectively subordinated to the AWNA Notes. The Allied Notes were issued at a discount of principal amount and, unless certain provisions are triggered, there will be no periodic cash payments of interest before June 1, 2002. Thereafter, the Allied Notes will accrue cash interest at the rate of 11.30% per annum, payable semi-annually on June 1 and December 1 of each year, commencing December 1, 2002. As required by the indenture relating to the Allied Notes, on July 14, 1997, Allied filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to an offer to exchange registered Allied Notes for the existing Allied Notes. If Allied fails to effect an exchange offer, or if the registration statement relating to the exchange offer shall be withdrawn by Allied before certain dates, Allied will be subject to penalty interest in varying amounts ranging from 0.25% to 1.0% per annum on the principal amount thereof as liquidated damages to the holders of the Allied Discount Notes. The Allied Notes cannot be redeemed until December 1, 2001, except under certain circumstances. At any time prior to June 1, 2000, up to 33% of principal amount of Allied Notes will be redeemable, at the option of Allied, from the proceeds of one or more public offerings of capital stock by Allied at a redemption price of 111.30% of their accreted value, plus accrued interest. The Allied Notes contain several covenants, the most restrictive of which limits Allied and its subsidiaries' and AWNA and its subsidiaries' ability to incur additional indebtedness without complying with an interest coverage ratio test. Other covenants contain limitations on payment of dividends except for certain preferred stock, issuance of redeemable preferred stock, transactions with affiliates, granting of liens and security interests, sales of assets and the use of proceeds from sales of assets, mergers and consolidations, and changes of control. The covenants do permit Allied and AWNA to incur certain indebtedness including under the Amended Bank Agreement, indebtedness issued and/or assumed in permitted acquisitions and other indebtedness which is limited to a certain percentage of AWNA's total assets.

     In connection with the Laidlaw Acquisition, AWNA issued the AWNA Notes in a private offering on December 1, 1996. Net proceeds from the sale of the AWNA Notes, after the underwriting discount and other expenses, were approximately $509 million. The net proceeds were used to pay a portion of the cash purchase price of the Laidlaw Acquisition, repay amounts outstanding under Allied's previous $300 million credit facility with Credit Suisse First Boston as agent, fund certain acquisitions and for general corporate purposes. The AWNA Notes cannot be redeemed until December 1, 2001, except under certain circumstances. Prior to December 1, 2001, the AWNA

Notes are subject to redemption, at the option of AWNA, at the greater of (i) 100% of the principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to maturity on a semiannual basis at a comparable treasury yield plus 75 basis points, plus in each case accrued and unpaid interest to the date of redemption. At any time prior to December 1, 1999, up to 33% of the principal amount of AWNA Notes will be redeemable, at the option of AWNA, from the proceeds of one or more public offerings of capital stock by Allied at a redemption price of 110.25% of principal amount, plus accrued interest. The AWNA Notes are guaranteed by Allied and substantially all of AWNA's subsidiaries, which guarantees are expressly subordinated to the guarantees of the Amended Bank Agreement. The AWNA Notes contain several covenants, the most restrictive of which limits AWNA and its subsidiaries' ability to incur additional indebtedness without complying with an interest coverage ratio test. Other covenants contain limitations on payment of dividends except for certain preferred stock, issuance of redeemable preferred stock, transactions with affiliates, granting of liens and security interests, sales of assets and the use of proceeds from sales of assets, mergers and consolidations, and changes of control. The covenants do permit AWNA to incur certain indebtedness including the Amended Bank Agreement, indebtedness issued and/or assumed in permitted acquisitions and other indebtedness which is limited to a certain percentage of AWNA's total assets.

     In connection with the Laidlaw Acquisition, Allied issued to the Laidlaw Group the Laidlaw Warrant and the Allied Debentures, which were repurchased with the net proceeds of the Discount Offering. For information regarding charges relating to the Laidlaw Repurchase, see Note 3 of Notes to Pro Forma Combined Financial Statements.

     In January 1994, Allied issued $100 million of 1994 Notes. The net proceeds from the sale of the 1994 Notes after underwriting discount and other expenses, were approximately $95 million. In July 1996, Allied completed the Tender Offer and purchased substantially all of its 1994 Notes at the redemption price of $1,157.50 per $1,000 principal amount. In connection with the Tender Offer, Allied recognized an extraordinary charge of $18.4 million ($11.0 million net of income tax benefit), in the third quarter of 1996. Allied also received a consent from a majority of the holders of the 1994 Notes to eliminate all substantive financial covenants associated with the remaining 1994 Notes.

     Simultaneously with the Tender Offer in July 1996, Allied completed a new $300 million revolving credit facility which was extinguished on December 30, 1996 in connection with the financing of the Laidlaw Acquisition. Allied recognized an extraordinary charge of $4.0 million ($2.4 million net of income tax benefit) relating thereto in the fourth quarter.

     On January 24, 1996, Allied completed a public offering of its Common Stock. It issued 7.6 million shares for approximately $48 million net of $5.2 million in underwriting discounts, commissions and offering costs. The net proceeds from the offering were used to repay amounts outstanding under Allied's outstanding credit agreement and for other general corporate purposes.

     During 1995, Allied offered to holders of all of its Series D, 9% and $90 convertible preferred stock and its 6% Convertible Subordinated Notes an inducement to exercise their conversion option to receive Common Stock. The inducement consisted of the payment of dividends and interest that the holders of these securities would have received from the date of conversion through the first call or redemption date of each security. In total, 7,757,056 shares of Common Stock were issued upon conversion. Substantially all of the Series D preferred stock and 6% Convertible Subordinated Notes were converted, all but 5,029 shares of the 9% preferred stock was converted and all of the $90 preferred stock was converted. Accordingly, Allied's annual dividend and interest requirements decreased by approximately $2.7 million and $0.8 million, respectively. The inducement resulted in a 1995 conversion fee charge of approximately $2.2 million paid in 285,000 shares of Common Stock. On July 24, 1997 all of the 9,496 shares of Preferred Stock outstanding as of June 30, 1997 were converted in accordance with their terms into 1,356,571 shares of Common Stock.

     On January 30, 1995, Allied obtained stockholder approval of the issuance of 11,709,602 shares of Common Stock to the TPG Group and an affiliate, for $50 million (less approximately $5.0 million of direct offering costs and other costs related to an amendment to the 1994 Notes). Such shares of Common Stock were purchased by the Apollo/Blackstone Investors contemporaneously with the Laidlaw Repurchase.

INFLATION AND PREVAILING ECONOMIC CONDITIONS

     To date, inflation has not had a significant impact on Allied's operations. Consistent with industry practice, most of Allied's contracts provide for a pass through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. Allied therefore believes it should be able to implement price increases sufficient to offset most cost increases resulting from inflation. However, competitive factors may require Allied to absorb cost increases resulting from inflation. Allied is unable to determine the future impact of a sustained economic slowdown.

SEASONALITY

     Allied believes that its collection and landfill operations can be adversely affected by protracted periods of inclement weather which could delay the development of landfill capacity or transfer of waste and/or reduce the volume of waste generated.

                DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus, including documents incorporated by reference herein and therein, contain certain statements that are "Forward Looking Statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements include, among other things, the discussions of Allied's business strategy and expectations concerning market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning the integration of the operations of the Laidlaw Acquired Businesses and achievement of financial benefits and operational efficiencies in connection therewith. Forward Looking Statements are included in "Prospectus Supplement Summary," "Selected Financial Data," "Summary Pro Forma Condensed Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Prospectus Supplement and the accompanying Prospectus. Although Allied believes that the expectations reflected in Forward Looking Statements are reasonable, they can give no assurance that such expectations will prove to have been correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, number of acquisitions and projected or anticipated benefits from acquisitions made by or to be made by Allied, or projections involving anticipated revenues, expenses, earnings, levels of capital expenditures, liquidity or indebtedness or other aspects of operating results or financial position. All phases of the operations of Allied are subject to a number of uncertainties, risks and other influences, many of which are outside the control of Allied and any one of which, or a combination of which, could materially affect the results of Allied's operations and whether the Forward Looking Statements made by Allied ultimately prove to be accurate. Important factors that could cause actual results to differ materially from Allied's expectations include, but are not limited to, those are disclosed in this section and under "Risk Factors" in this Prospectus Supplement and under "Risk Factors" in the accompanying Prospectus.

     See "Risk Factors -- Risks Associated with Allied's Strategy; Potential Difficulty in Obtaining Suitable Landfills, Collection Operations, Transfer Stations and Permits; Ability to Achieve Synergies; Integration of Acquired Businesses; Limited Operating History in Regard to Significant Assets; Capital Requirements and Limited Working Capital; Risk of Competition from Other Companies and Municipalities; Landfill Alternatives; Substantial Leverage; Ability to Service Debt; Dependence on Distributions from Subsidiaries; Restrictions Imposed by the Amended Bank Agreement; the Allied Notes and the AWNA Notes; Reliance on Management; Cost of Compliance with Environmental Regulations; Risk of Future Litigation; Impact of Adverse Weather Conditions" set forth in the accompanying Prospectus and "Risk Factors -- Shares Eligible for Future Sale; Potential Adverse Effect on Stock Price; Registration Rights" set forth herein.

                            BUSINESS AND PROPERTIES

     Allied is a vertically integrated, non-hazardous solid waste management company providing collection, transfer, processing and disposal services. Allied is the fifth largest non-hazardous solid waste management company in the United States, as measured by revenues. Allied pursues a vertical integration business strategy which seeks to bundle collection, transfer, processing and disposal services in each market in which it operates. Allied serves 1.4 million customers through operations in 21 states located primarily in the midwest, northeast, southeast and southwest United States. No single customer accounted for more than 1% of the Company's revenue in 1996. As of July 31, 1997, Allied provided its services through a network of 82 collection companies, 39 transfer stations, 55 landfills, and 22 recycling facilities. Allied had revenues of $246.7 million for the year ended December 31, 1996 and $119.0 million and $395.2 million for the six months ended June 30, 1996 and 1997, respectively. The substantial increase in revenues in the first half of 1997 compared to the same period in 1996 is primarily attributable to the Laidlaw Acquisition.

INDUSTRY TRENDS

     Based on data available from the Environmental Protection Agency (the "EPA") and industry trade journals, Allied estimates that the 1996 revenues of the non-hazardous solid waste industry were approximately $35 billion. The non-hazardous solid waste industry is highly fragmented. Approximately 36%, 33% and 31% of the revenue is generated by publicly traded companies, municipalities and privately held companies, respectively. The five largest publicly traded companies represent substantially all of the publicly traded company revenues.

     Allied believes that several factors will lead to continuing acquisitions and consolidation in the industry. Rising costs, regulatory complexities and increased capital expenditures will create opportunities for large integrated public companies that can obtain financing in the capital markets. The following factors are contributing to consolidation and acquisition opportunities:

          (1) Subtitle D ("Subtitle D") of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA") and similar state regulations have significantly increased the amount of capital, technical expertise, operating costs and financial assurance obligations required to own and operate a landfill. See "-- Environmental and Other Regulations." As a result, many landfill operators that lack the necessary capital or expertise are electing to sell their landfills as an alternative to closing them. Industry data show that, in recent years, the number of landfills in the United States has been decreasing. In 1988 there were approximately 7,500 landfills; by 1991, the number had dropped to 5,700; and in 1995 there were less than 2,900 landfills.

          (2) As an alternative to funding the changes required by Subtitle D, many municipalities are electing to privatize their municipal solid waste operations. A survey cited in a 1996 industry trade journal, Waste Age, indicates that of the 1,600 municipalities surveyed, which together represent 80% of the United States population, 11%, 35%, 27% and 22% are considering privatization of solid waste collection services, material recovery facilities, landfill operations and transfer stations, respectively.

          (3) As a result of heightened sensitivity to environmental conditions in many communities, it is becoming increasingly desirable for solid waste management companies to provide waste recycling programs in addition to conventional collection and disposal services.

     These developments, as well as more stringent financial assurance requirements being imposed on solid waste management companies by various municipalities, have increased the amount of capital generally required for solid waste management operations, causing smaller companies that lack the requisite capital to sell their operations to better-capitalized companies.

BUSINESS STRATEGY

     The major components of Allied's business strategy consist of: (1) operating vertically integrated non-hazardous solid waste service businesses with a high rate of waste internalization; (2) managing these businesses locally with a strong focus on operations; (3) maintaining a high rate of growth through acquisitions and internal growth in existing and selected new markets; and (4) maintaining the financial capacity, management capabilities and administrative systems and controls to support on-going operations and future growth.

    VERTICAL INTEGRATION AND INTERNALIZATION. The vertical integration business model is the key element of Allied's operating philosophy and growth strategy. The fundamental objective of the vertical integration business model is to control the waste stream from the point of collection through disposal and to achieve a high rate of waste internalization. Allied seeks to build, through acquisitions and other market development initiatives, market specific, vertically integrated operations typically consisting of one or more collection companies, transfer stations, processing centers and landfills. Within its markets, Allied seeks to strengthen its competitive position and improve its financial returns by acquiring additional operating assets, typically through "tuck-in" collection company acquisitions. Allied believes that it can realize competitive advantages and strong future growth by continuously implementing this strategy across existing and new markets in the United States. Allied's internalization rate, as measured by collection volumes, was approximately 57% for the first half of 1997.

    FOCUS ON OPERATIONS. Allied's operations-oriented business strategy is characterized by decentralized operations and local management with significant experience in operating and growing solid waste businesses. Allied only recruits operating managers with extensive industry experience, usually with significant experience in their geographic markets. Allied's senior executive management, senior operating management and regional vice presidents currently average approximately 17, 21 and 24 years of industry experience, respectively. By continuing to hire and retain experienced, local market-oriented mangers Allied believes that it will be well positioned to react to changes in its markets and will be able to capitalize on growth opportunities in existing and new markets.

    MAINTAINING HIGH RATE OF GROWTH. Allied seeks to capitalize on the on-going consolidation of the approximately $35 billion solid waste industry in the United States. Allied intends to grow primarily by acquiring privately-owned solid waste companies and through internal growth. Allied also intends to take selective advantage of opportunities when government entities privatize the operation of all or part of their solid waste systems. In addition, Allied seeks to achieve broad geographic and business mix diversification in its operations and market development activities. Allied's revenue mix for the first six months of 1997 was approximately 58% collection, 24% disposal, 8% transfer, 4% recycling and 6% other.

    MAINTAINING CAPACITY FOR FUTURE GROWTH. Allied implements its business strategy by maintaining effective internal controls, experienced management and sufficient financial capacity. While Allied expects internal cash flows to fund most of its working capital and capital expenditure requirements, Allied intends to access the public and private capital markets, as appropriate, to fund its continuing growth and market development activities.

ORGANIZATION, MARKETING AND SALES

     Allied's operations are organized into six regions comprised of Central States, Great Lakes, Midwest, Northeast, Southeast and West. Each region is organized into several operating districts and each district is comprised of specific site operations. In determining these regions and districts, Allied utilizes its vertical integration strategy to optimize operating efficiencies within each region.

Each of its regions and substantially all of its districts include collection, transfer, processing and disposal services, which facilitates efficient and cost effective waste handling and allows the districts to maximize the internalization of waste. In determining the boundaries of regions and districts, consideration is also given to the aggregate revenues generated in each region and district and the growth and expansion plans in each geographic area.

     Each region is managed by a regional vice president, who is supported by a small staff which includes a regional controller. All regional vice presidents and most regional controllers have significant industry experience (in the case of regional vice presidents, averaging 24 years of experience). Most regional offices are located in a district office in order to reduce overhead costs and to promote a close working relationship between the regional management and field operations personnel. In addition, Allied generally makes it a practice to fill management positions from within the organization.

     The responsibilities of Allied's field management also follow the vertical integration model. All regional managers and generally most district managers have responsibility for all phases of the waste handling process including collection, transfer, processing and disposal. Regional management also has responsibility for growing regional revenues through both acquisition and internal growth initiatives. Allied believes that this approach promotes the most efficient handling of waste, including increased internalization, and results in reduced costs and increased profits. In addition to base salary, regional and district management are compensated through a bonus program and stock option plan. The compensation payable to each manager pursuant to the bonus and stock option plans is largely based upon the operating profit in such manager's geographic area of responsibility.

     Each of Allied's districts has a staff responsible for sales and marketing. Allied's policy is to periodically visit each commercial account to ensure customer satisfaction and to sell additional services. In addition to calling on existing customers, each salesperson calls upon potential customers within a defined area in each market.

     In addition to its sales efforts directed at commercial and industrial customers, Allied has a municipal marketing coordinator in most service areas. The municipal marketing coordinators are responsible for interfacing with each municipality or community to which Allied provides residential service to ensure customer satisfaction. In addition, the municipal coordinators organize and handle bids for renewal and new municipal contracts in their service area.

COMPETITION

     The non-hazardous solid waste collection and disposal industry is highly competitive. The industry is comprised of four national waste companies in addition to Allied: Waste Management, Inc.; Browning-Ferris Industries, Inc. ("BFI"); Republic Industries, Inc.; and USA Waste; and local and regional companies of varying sizes and competitive resources such as Superior Services, Inc. Allied also competes with those counties and municipalities that maintain their own waste collection or disposal operations. These counties and municipalities may have financial advantages through their access to tax revenues and tax-exempt financing and their ability to mandate the disposal of waste collected within the jurisdiction at a municipal landfill. Allied may also experience competition from companies using alternative methods of managing solid waste streams, such as incineration.

     The solid waste collection and disposal industry is currently undergoing significant consolidation, and Allied encounters competition in its efforts to acquire landfills and collection operations. Accordingly, it may become uneconomical for Allied to make further acquisitions or Allied may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that Allied considers appropriate, particularly in markets Allied does not already serve.

ENVIRONMENTAL AND OTHER REGULATIONS

     Allied is subject to extensive and evolving environmental laws and regulations. These regulations are administered by the EPA and various other federal, state and local environmental, zoning, health and safety agencies, many of which periodically examine Allied's operations to monitor compliance with such laws and regulations. Allied believes that there will be increased regulation and legislation related to the waste management industry and Allied attempts to anticipate such future regulatory requirements to ensure compliance.

     Allied's operation of landfills subjects it to certain operational, monitoring, site maintenance, closure, post-closure and other obligations which could give rise to increased costs for monitoring and corrective measures. Governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose civil or criminal penalties in case of violations. In connection with Allied's acquisition of existing landfills, it is often necessary to expend considerable time, effort and money to obtain permits required to increase the capacity of these landfills. Allied cannot predict whether or not it will be able to obtain the governmental approvals necessary to establish new or expand existing landfills and, if it does, whether or not it will be economically beneficial to do so.

     Allied's operations are subject to extensive regulation, principally under the following federal statutes:

     THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976, AS AMENDED. RCRA regulates, among other things, the handling, transportation and disposal of hazardous and non-hazardous wastes and delegates authority to states to develop programs to ensure the safe disposal of solid wastes. On October 9, 1991, the EPA promulgated Solid Waste Disposal Facility Criteria for nonhazardous solid waste landfills under Subtitle D. Subtitle D includes location standards, facility design and operating criteria, closure and post-closure requirements, financial assurance standards and groundwater monitoring as well as corrective action standards, many of which had not commonly been in place or enforced previously at landfills. These regulations led to a variety of requirements applicable to landfill disposal sites, and have increased capital expenditures, operating costs and financial assurance obligations. Subtitle D applies to all solid waste landfill cells that received waste after October 9, 1991, and, with limited exceptions, all landfills were required to meet these requirements by October 9, 1993. Regulated landfills that were not in compliance with the requirements of Subtitle D on the applicable date of implementation were required to close. In addition, landfills that stopped receiving waste before October 9, 1993 were not required to comply with the final cover provisions of Subtitle D. Each state must comply with Subtitle D and was required to submit a permit program designed to implement Subtitle D to the EPA for approval by April 9, 1993. States may impose requirements for landfill units that are more stringent than the requirements of Subtitle D. Once a state has an approved program, it must review all existing landfill permits to ensure that they comply with Subtitle D.

     THE FEDERAL WATER POLLUTION CONTROL ACT OF 1972, AS AMENDED (THE "CLEAN WATER ACT"). This act establishes rules regulating the discharge of pollutants into streams and other waters of the United States (as defined in the Clean Water Act) from a variety of sources, including solid waste disposal sites. If runoff from Allied's landfills or transfer stations may be discharged into surface waters, the Clean Water Act requires Allied to apply for and obtain discharge permits, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges. The permit program has been expanded to include stormwater discharges from landfills that receive, or in the past received, industrial waste. In addition, if development may alter or affect "wetlands," a permit may have to be obtained and certain mitigation measures may need to be undertaken before such development may be commenced. This requirement is likely to affect the construction or expansion of many solid waste disposal sites, including some owned or being developed by Allied. The Clean Water Act provides civil, criminal and administrative penalties for violations of its provisions.

     THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED ("CERCLA"). CERCLA addresses problems created by the release or threatened release of hazardous substances into the environment. CERCLA's primary mechanism for remediating such problems is to impose strict, joint and several liability for cleanup of disposal sites on current owners and operators of the site, former site owners and operators at the time of disposal, and waste generators and parties who arranged for disposal at the facility. The costs of a CERCLA cleanup can be substantial. Liability under CERCLA is not dependent on the existence or disposal of "hazardous wastes" (as defined under RCRA), but can also be founded on the existence of even minute amounts of the more than 700 "hazardous substances" listed by the EPA.

     THE CLEAN AIR ACT OF 1970, AS AMENDED (THE "CLEAN AIR ACT"). The Clean Air Act provides for increased federal, state and local regulation of the emission of air pollutants. The EPA has construed the Clean Air Act to apply to landfills. In March 1996, the EPA adopted New Source Performance Standard and Emission Guidelines (the "Emission Guidelines") for municipal solid waste landfills. The Emission Guidelines impose limits on air emissions from solid waste landfills. The Emission Guidelines propose two sets of emissions standards, one of which is applicable to all solid waste landfills that commence construction, reconstruction or modification after May 30, 1991 and another which is applicable to all solid waste landfills that received waste or had the capacity to receive waste after November 8, 1987. The Emission Guidelines may be implemented by the states. These guidelines, combined with the new permitting programs established under the recent Clean Air Act amendments, will likely subject solid waste landfills to significant new permitting requirements and, in some instances, require installation of methane gas recovery systems.

     THE OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970, AS AMENDED ("OSHA"). OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work, and the handling of asbestos, may apply to Allied's operations.

     PROPOSED FEDERAL LEGISLATION. In the future, Allied's collection, transfer and landfill operations may also be affected by legislation proposed in the United States Congress that would authorize the states to enact legislation governing interstate shipments of waste. Such federal legislation may allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. If this or similar legislation is enacted, states in which Allied will operate landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could adversely affect landfills within these states that receive a significant portion of waste originating from out-of-state.

     STATE REGULATION. Each state in which Allied operates has laws and regulations governing solid waste disposal and water and air pollution and remediation and, in most cases, regulations governing the design, operation, maintenance and closure of landfills and transfer stations. Management believes that several states have proposed or have considered adopting legislation that would seek to regulate the interstate transportation and disposal of waste in their landfills. Many states have also adopted legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling.

     Allied's collection and landfill operations may be affected by the current trend toward laws requiring the development of waste reduction and recycling programs. For example, a number of states have recently enacted laws that will require counties to adopt comprehensive plans to reduce, through waste planning, composting and recycling or other programs, the volume of solid waste deposited in landfills within the next few years.

     A number of states' local authorities have also taken or propose to take steps to ban or otherwise limit the disposal of certain wastes, such as yard wastes, beverage containers, newspapers, unshredded tires, lead-acid batteries and household appliances into landfills.

     Allied has implemented and will continue to implement its own environmental safeguards that comply with or exceed these governmental requirements. Additionally, Allied's policy will be to obtain an environmental assessment prepared by an independent environmental consulting firm for all real estate acquired.

LIABILITY INSURANCE AND BONDING

     Allied carries general liability, comprehensive property damage, workers' compensation, employer's liability, directors' and officers' liability and other coverages it believes are customary to the industry. Allied also has environmental impairment liability insurance for all of its operating landfills except one owned and four operated sites. The environmental impairment liability insurance is in the amount of up to $5 million for the policy term in excess of a $1 million deductible per claim. Except as discussed in "-- Legal Proceedings" below, management does not expect the impact of any known environmental or other contingencies to be material to Allied's consolidated liquidity, financial position or results of operations.

     Allied is required to provide certain financial assurances to governmental agencies under applicable environmental regulations relating to its landfill and collection operations. These financial assurances include performance bonds, letters-of-credit, insurance contracts and trust deposits required principally to secure Allied's estimated landfill closure and post-closure obligations and collection contracts. Allied expects to be required to provide approximately $258 million in financial assurance obligations relating to its existing landfill operations and collection contracts by the end of 1997. Allied expects that financial assurances will increase in the future as Allied acquires and expands its activities and that a greater percentage of the financial assurances will be comprised, directly and indirectly, of letters-of-credit.

EMPLOYEES

     As of June 30, 1997, Allied employed approximately 5,000 persons. Certain employees of Allied are covered by collective bargaining agreements. Allied believes relations with its employees are satisfactory.

PROPERTIES

     Allied's principal executive offices are located at 15880 Greenway-Hayden Loop, Suite 100, Scottsdale, Arizona 85260 where it currently leases approximately 33,000 square feet of office space. Allied also maintains regional administrative offices in Arizona, Illinois, Missouri, North Carolina and Ohio.

     The principal property and equipment of Allied consists of land (primarily landfill sites, transfer stations, and bases for collection operations), buildings, and vehicles and equipment. At July 31, 1997, Allied owned and/or operated 82 collection companies and 55 solid waste landfills aggregating approximately 16,500 total acres, including approximately 6,300 permitted acres. In addition, Allied owned and/or operated 39 transfer stations and 22 recycling facilities.

LEGAL PROCEEDINGS

     Allied is currently involved in certain routine litigation. Allied believes that all such litigation arose in the ordinary course of business and that costs of settlements or judgments arising from such suits will not have a materially adverse effect on Allied's consolidated liquidity, financial position or results of operations.

     The business of Allied is regulated by federal, state and local provisions that relate to the protection of the environment. The nature of Allied's business results in it frequently becoming a party to judicial or administrative proceedings involving governmental authorities and other interested parties. At June 30, 1997, Allied was not involved in any such proceedings where management believes sanctions imposed by governmental authorities may exceed $100,000. From time to time Allied may also be subject to actions brought by citizens' groups, adjacent landowners or others in connection with the permitting and licensing of its landfills or transfer stations, or alleging personal injury, environmental damage or violations of the permits and licenses pursuant to which Allied operates.

     In connection with the Laidlaw Acquisition, Allied engaged an independent environmental consulting firm to assist in conducting an environmental assessment of the real property owned by the LWS Subsidiaries or third-parties, and properties under the management of the LWS Subsidiaries. Several contaminated landfills and other properties have been identified that would require those subsidiaries to incur costs for incremental closure and post-closure measures, remediation activities and litigation costs in the future. The costs of performing the investigation, design, remediation and allocation of responsibility to the subsidiaries of Allied vary significantly between sites. Based on information available to Allied, Allied recorded a provision of $51.5 million for environmental matters, including closure and postclosure costs, in the 1996 statement of operations and expects these amounts to be disbursed over the next 30 years.

     Allied has been notified that it is considered a potentially responsible party at a number of locations under CERCLA or other environmental laws. Allied continually reviews its status with respect to each location, taking into account the alleged connection to the location and the extent of the contribution to the volume of waste at the location, the available evidence connecting the entity to that location and the numbers and financial soundness of other potentially responsible parties at the location. The ultimate amounts for environmental liabilities at sites regarding which Allied may be a potentially responsible party cannot be determined and estimates of such liabilities made by Allied, after consultation with its independent environmental engineers, require assumptions about future events due to a number of uncertainties including the extent of the contamination, the appropriate remedy, the financial viability of other potentially responsible parties and the final apportionment of responsibility among the potentially responsible parties. Where Allied has concluded that its estimated share of potential liabilities is probable, a provision has been made in the consolidated financial statements. Since the ultimate outcome of these matters may differ from the estimates used in Allied's assessment to date, the recorded liabilities will be periodically evaluated as additional information becomes available to ascertain that the accrued liabilities are adequate. Allied has determined that the recorded liability for all contingent environmental matters as of June 30, 1997 of approximately $154.7 million (including the $51.5 million charged to the 1996 consolidated statement of operations) represents the most probable outcome of these matters. Allied does not expect that adjustments to estimates, which are reasonably possible in the near term and that may result in changes to recorded amounts, will have a material effect on Allied's consolidated liquidity, financial position or results of operations.

     The consolidated federal income tax returns for the fiscal years ended August 31, 1986, 1987 and 1988 of certain subsidiaries of Allied that were acquired from Laidlaw in December 1996 have been under audit by the Internal Revenue Service. In March 1994, the LWS Subsidiaries received a Statutory Notice of Deficiency proposing that the LWS Subsidiaries pay additional taxes relating to disallowed deductions in those income tax returns (the "Tax Controversy"). The consolidated tax group of the LWS Subsidiaries has also received notice that fiscal years 1992, 1993 and 1994 will be examined regarding the Tax Controversy. The LWS Subsidiaries could be directly liable for a substantial portion of any tax and interest assessed if the disallowance of the deduction is sustained. In addition, under Treasury Regulations promulgated under Section 1502 of the Internal Revenue Code ("IRC"), each member of the consolidated tax group including each LWS Subsidiary, is or could be severally liable for federal income tax liabilities of the entire consolidated tax group, including any taxes due on the deemed sale of assets by the LWS Subsidiaries pursuant to Section 338 of the IRC and all amounts at issue in the Tax Controversy which are ultimately determined to be owed.

     Any amounts at issue in the Tax Controversy and for which any LWS Subsidiary may ultimately be found liable, are included in and covered by the indemnification of Allied by Laidlaw set forth in the acquisition agreement relating to the Laidlaw Acquisition (the "Laidlaw Acquisition Agreement"). The obligation of Laidlaw to indemnify Allied in respect of amounts at issue in the Tax Controversy is a general, unsecured obligation of Laidlaw. The ability of Laidlaw to pay and fulfill such indemnification obligation will depend on the financial condition of Laidlaw at the time of any required performance of such obligation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     All of Allied's Directors and executive officers are listed in the following table:

                                                                                        DIRECTOR
               NAME                              POSITIONS HELD                 AGE      SINCE
----------------------------------- ----------------------------------------    ---     --------
Roger A. Ramsey.................... Chairman of the Board of Directors          59        1989
Thomas H. Van Weelden.............. President, Chief Executive Officer,
                                      Director                                  42        1992
Henry L. Hirvela................... Vice President, Chief Financial Officer     45        --
Michael G. Hannon.................. Vice President of Corporate Development     43        --
Peter S. Hathaway.................. Vice President, Chief Accounting Officer    41        --
Steven M. Helm..................... Vice President -- Legal and Secretary       49        --
Larry D. Henk...................... Vice President of Operations                37        --
James S. Eng....................... Controller                                  46        --
G. Thomas Rochford, Jr. ........... Treasurer                                   49        --
Nolan Lehmann...................... Director                                    53        1990
Alan B. Shepard.................... Director                                    73        1994
Brian A. O'Leary................... Director                                    58        1997
Michael F. Gross................... Director                                    35        1997
David B. Kaplan.................... Director                                    30        1997
Antony P. Ressler.................. Director                                    36        1997
Howard A. Lipson................... Director                                    33        1997
Dennis Hendrix..................... Director                                    57        1997
Warren B. Rudman................... Director                                    67        1997
Vincent Tese....................... Director                                    54        1997

     Roger A. Ramsey has served as Chairman of the Board of Allied since October 1989. He also served as Chief Executive Officer of Allied from October 1989 to July 1997 and President of Allied from May 1992 to December 1992. Mr. Ramsey devotes substantially all of his time to Allied's business. Since August 1986, Mr. Ramsey has served as a general partner of Houston Partners ("HP"), a venture capital firm located in Houston, Texas, which through its affiliates is a stockholder of Allied. In 1968, Mr. Ramsey co-founded BFI and served as its Vice President and Chief Financial Officer until 1976. Mr. Ramsey is also a member of the Board of Trustees of Texas Christian University.

     Thomas H. Van Weelden has served as a Director of Allied since March 1992 and was named Chief Executive Officer in July 1997 and President in December 1992. He also served as Chief Operating Officer of Allied from December 1992 to July 1997 and as Vice President -- Development from January 1992 to December 1992. Mr. Van Weelden served as President and Chief Executive Officer of R.18, Inc. ("R.18"), a solid waste disposal company in East Moline, Illinois, from 1991 until its acquisition by Allied in January 1992 and as President of Van Weelden Brothers Waste and Vermillion Waste from 1975 until their acquisition by Allied in July 1992.

     Henry L. Hirvela has served as Vice President and Chief Financial Officer of Allied since May 1996. From September 1995 through February 1996 he served as Chief Financial Officer for Power Computing Corporation ("Power Computing"), a privately owned manufacturer of Macintosh operating system personal computers. Prior to joining Power Computing, Mr. Hirvela was employed by BFI since 1988 as Vice President-Treasurer with responsibility for BFI's finance and cash management functions. From 1981 until 1988 Mr. Hirvela worked for Texas Eastern Corporation, a diversified international energy company, in a number of management positions including Assistant

Treasurer and Manager-Corporate Development. Prior to joining Texas Eastern Corporation Mr. Hirvela worked for Bank of America as an operations officer in San Diego, California.

     Michael G. Hannon has served as Vice President of Corporate Development of Allied since April 1994. From 1975 to 1993, Mr. Hannon was employed by Laidlaw where he held a variety of management positions. His most recent position at Laidlaw was that of Regional Vice President, with overall responsibility for Laidlaw's 24 midwestern waste service operations having annual revenues in excess of $100 million. Prior to holding that position, Mr. Hannon held positions in Mergers & Acquisitions and served as Controller.

     Peter S. Hathaway has served as Vice President and Chief Accounting Officer of Allied since February 1995. From September 1991 through 1994 he was employed by BFI as Controller and Finance Director for certain Italian operations holding responsibilities for the acquisitions, reorganization and integration, controllership, and financing functions of a $100 million joint venture. From 1979 through September 1991, Mr. Hathaway served in the audit division of Arthur Andersen LLP in Colorado, Italy and Connecticut, most recently in the position of Senior Manager.

     Steven M. Helm has served as Vice President -- Legal and Secretary of Allied since May 1996. Prior to joining Allied, Mr. Helm was an attorney in private practice in Illinois.

     Larry D. Henk has served as Vice President of Operations of Allied since June 1994. Mr. Henk joined Allied in January 1992, as General Manager of R.18, when it was acquired by Allied. Prior to joining Allied, Mr. Henk served as General Manager of R.18 since 1991 and General Manager of Environmental Development Corporation from 1987 until its acquisition by Allied in July 1992.

     James S. Eng has served as Controller since March 1997. Prior to joining Allied, Mr. Eng served as the Controller of USA Waste from September 1996 to March 1997. From November 1992 to September 1996, he served as Vice President, Controller and Chief Accounting Officer for Sanifill, Inc. ("Sanifill"), a large solid waste management company. Before joining Sanifill, Mr. Eng served in various financial positions with BFI.

     G. Thomas Rochford, Jr. has served as Treasurer since April 1997. From July 1984 to April 1997, Mr. Rochford served in a number of management positions with Sysco Corporation ("Sysco"), including Manager of Tax and Fixed Assets, Director of Treasury Operations, and, most recently, Assistant Treasurer, with responsibilities for finance, cash management, risk management and benefits. Prior to joining Sysco, Mr. Rochford served with Hydril, Inc. ("Hydril"), a leading producer of oil well equipment, in several financial management positions from April 1982 to July 1984. Before his employment with Hydril, Mr. Rochford served in various audit capacities with the Indiana State Revenue Department.

     Nolan Lehmann has served as a Director of Allied since October 1990. Since 1983, Mr. Lehmann has served as President and a Director of Equus Capital Management Corporation, a registered investment advisor. Mr. Lehmann also serves as President and a Director of Equus II Incorporated, a registered public investment company whose stock is traded on the American Stock Exchange. Mr. Lehmann also serves as a Director of American Residential Services, Inc., Brazos Sportswear, Inc., Drypers Corporation, and Garden Ridge Corporation.

     Alan B. Shepard has served as a Director since April 1994. Mr. Shepard is a retired Rear Admiral of the United States Navy and a former astronaut with NASA, retiring from the United States Navy and NASA in August 1974. Mr. Shepard is currently the President of Seven Fourteen Enterprises, a Houston-based investment company, and a limited partner of HP. He also serves as President of the Mercury Seven Foundation, a non-profit organization that awards scholarships to college students and as a Director of American Capital Bond Fund, American Capital Convertible Securities Fund and Kwik-Kopy Corporation.

     Brian A. O'Leary has served as a director of Allied since January 1997. Mr. O'Leary founded Container Corporation of Carolina, a solid waste management operation headquartered in Charlotte, North Carolina in 1970 and served as its President and Chief Executive Officer until its acquisition by Allied in 1996.

     Michael F. Gross has served as a director of Allied since May 1997. In 1990, Mr. Gross was one of the founding principals of Apollo Advisors, L.P. ("Apollo"), which together with an affiliate, serves as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, and Lion Advisors, L.P. ("Lion"), which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Mr. Gross is also a director of Furniture Brands International, Inc., Converse, Inc., The Florsheim Group, Inc., UroHealth, Inc., and Proffitts, Inc.

     David B. Kaplan has served as a director of Allied since May 1997. Since 1991, Mr. Kaplan has been associated with and has been a limited partner of Apollo and Lion. Mr. Kaplan is also a director of BDK Holdings, Inc., WMC Finance Co., Dominick's Supermarkets, Inc., PRI Holdings, Inc. and Family Restaurants, Inc.

     Antony P. Ressler has served as a director of Allied since May 1997. In 1990, Mr. Ressler was one of the founding principals of Apollo and Lion. Mr. Ressler is also a director of Dominick's Supermarkets, Inc., Family Restaurants, Inc., PRI Holdings, Inc., United International Holdings, Inc. and Vail Resorts, Inc. Mr. Ressler is also the Vice Chairman of LEARN (the Los Angeles Educational Alliance for Reform Now), the largest public school reform movement in the United States and a member of the Executive Committee of the Board of Directors of the Jonsson Comprehensive Cancer Center at the UCLA Medical Center.

     Howard A. Lipson has served as a director of Allied since May 1997. Mr. Lipson is a member of Blackstone Group Holdings L.L.C. Mr. Lipson was a Managing Director from 1994 to 1995, was a Vice President from 1991 to 1994 and joined The Blackstone Group L.P. in 1988. Mr. Lipson is a director of Volume Services, Inc., Prime Succession Inc., Ritvik Holdings, Inc., AMF Group, Inc. and Rose Hills, Inc.

     Dennis Hendrix has served as a director of Allied since July 1997. Mr. Hendrix serves as a director of Duke Energy Corporation ("Duke Energy"), a large energy services company. From November 1990 until April 1997, he served as Chairman of the Board of Directors of Pan Energy Corp. (a predecessor to Duke Energy) and as Pan Energy Corp.'s Chief Executive Officer from November 1990 until April 1995. Prior to joining Pan Energy Corp., Mr. Hendrix was President and Chief Executive Officer of Texas Eastern Corporation from 1986 to 1989. He is also Chairman of the Board of Directors of TEPPCO Partners, LP and a director of Texas Commerce Bancshares.

     Warren B. Rudman has served as a director of Allied since July 1997. Mr. Rudman has been a partner in the law firm of Paul, Weiss, Rifkind, Wharton and Garrison since 1992. From 1980 until 1992, Mr. Rudman served as a United States Senator from New Hampshire. While in the Senate, Mr. Rudman was Chairman and Vice Chairman of the Ethics Committee and also served on the Appropriations Committee, the Intelligence Committee, the Governmental Affairs Committee and the Permanent Subcommittee on Investigations. He also serves on the board of directors of the Chubb Corporation, Collins & Aikman, Prime Succession and the Raytheon Company. Mr. Rudman currently serves as Vice Chairman of the President's Foreign Intelligence Advisory Board and on the board of trustees of Boston College, Valley Forge Military Academy, the Council on Foreign Relations and the Brookings Institution.

     Vincent Tese has served as a director of Allied since July 1997. Mr. Tese is on the board of directors of The Bear Stearns Companies, Inc. ("Bear Stearns"), a national investment bank and brokerage company, which he joined in December 1994. Prior to joining Bear Stearns, he served the government of New York state from 1983 to December 1994 in several positions, including Director of Economic Development, Chairman and Chief Executive Officer of the Urban Development Corporation, and Commissioner of the Department of Economic Development. Mr. Tese has also served as a Commissioner of the Port Authority of New York and New Jersey. In 1976, Mr. Tese co-founded Cross Country Cable TV, Inc. and has also served as Chairman of the Board of Directors of Cross County Wireless, Inc., which was sold to Pacific Telesis in 1995. He is currently the Chairman of the Board of Directors of Wireless Cable International, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Based on the number of outstanding shares of Common Stock as of July 31, 1997, upon consummation of the Offerings, Allied will have outstanding a total of 96,008,391shares of Common Stock, including the 16,200,000 shares offered in the Offerings and approximately 254,455 shares of Common Stock subject to outstanding convertible debt securities, 858,942 shares of Common Stock subject to outstanding warrants and 6,966,992 shares of Common Stock subject to stock options granted under Allied's stock option plans. See Note 8 of Notes to Allied's Consolidated Financial Statements, included in Allied's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended, filed under the Exchange Act and incorporated by reference herein. Of such shares, approximately 61,401,365 shares of Common Stock, including the 16,200,000 shares of Common Stock being sold in the Offerings (together with any shares of Common Stock sold upon exercise of the Underwriters' over-allotment options), and approximately 254,455 shares of Common Stock issuable upon conversion of convertible debt securities, 616,827 shares of Common Stock issuable upon exercise of warrants held by non-affiliates of Allied and 1,547,861 shares of Common Stock issuable upon exercise of vested stock options held by non-affiliates of Allied will be transferable without restriction or further registration under the Securities Act, except for any shares acquired by an affiliate of Allied (within the meaning of the Securities Act), which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act. All of the 26,376,765 shares of Common Stock owned by the Apollo/Blackstone Investors are "restricted" securities within the meaning of Rule 144 and may not be sold in the absence of registration other than through Rule 144 described below or another exemption from registration under the Securities Act.

     In general, under Rule 144, as currently in effect, a stockholder who (together with predecessor holders who were not "affiliates" of Allied (as such term is defined in Rule 144 under the Securities Act, "Affiliates")) has beneficially owned shares of Common Stock which are treated as "restricted securities" (as defined in Rule 144) for at least one year from the date such restricted securities were acquired from Allied or an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of Allied's Common Stock then outstanding or the average weekly trading volume in Allied's Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about Allied. In addition, Affiliates of Allied must comply with the restrictions and requirements of Rule 144 (other than the one-year holding period requirements) in order to sell shares of Common Stock that are not restricted securities (such as shares of Common Stock acquired by Affiliates in market transactions). Furthermore, if a period of at least two years has elapsed from the date restricted securities were acquired from Allied or an Affiliate, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

     In connection with the Laidlaw Repurchase and the acquisition of the Laidlaw Shares by the Apollo/Blackstone Investors, Allied and the Apollo/Blackstone Investors entered into a registration rights agreement which provides that the Apollo/Blackstone Investors may require Allied to register their shares of Common Stock at any time after May 15, 1999. In addition, holders of 129,250 shares of Common Stock and holders of warrants to purchase 647,827 shares of Common Stock currently may require Allied to register their shares of Common Stock.

     Allied and its directors, executive officers and regional vice presidents have agreed that during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, not to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of Allied that are substantially similar to the shares of Common Stock, or any other security convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock or any such similar securities, except for shares of Common Stock issuable pursuant to convertible debt securities, warrants and stock options outstanding on the date of this Prospectus Supplement and shares of Common Stock (or securities convertible or exchangeable into shares of Common Stock) to be issued solely in connection with acquisitions, without the prior written consent of the Underwriters, except for the shares of Common Stock offered in the Offerings.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Allied's Common Stock at July 31, 1997 by: (i) each person who is known by Allied to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director and named executive officer and (iii) all directors and executive officers as a group.

                                                                    SHARES BENEFICIALLY OWNED
                                                                 -------------------------------
            NAME OF PERSON OR IDENTITY OF GROUP(1)                 NUMBER       PERCENT OF CLASS
---------------------------------------------------------------  ----------     ----------------
Roger A. Ramsey................................................   1,202,514(2)         1.5%
Thomas H. Van Weelden..........................................   1,495,860(3)         1.9%
Henry L. Hirvela...............................................      33,333(4)           *
Larry D. Henk..................................................     288,020(5)           *
Steven M. Helm.................................................      15,137(6)           *
Peter S. Hathaway..............................................      27,472(7)           *
Apollo Investment Fund III, L.P.
Apollo Overseas Partners III, L.P.
Apollo (U.K.) Partners III, L.P.
  c/o Apollo Advisors II, L.P.(8)..............................  17,144,897(8)        21.5%
  2 Manhattanville Road
  Purchase, New York 10577
Blackstone Capital Partners II Merchant Banking Fund L.P.
Blackstone Offshore Capital Partners II L.P.
Blackstone Family Investment Partnership II L.P.
  c/o Blackstone Management Associates II L.L.C.(9)............   9,231,868(9)        11.6%
  345 Park Avenue
  New York, New York 10154
Nolan Lehmann..................................................   1,426,908(10)        1.8%
Brian A. O'Leary...............................................   4,715,241(11)        5.9%
Alan B. Shepard................................................      85,971(12)          *
Michael Gross..................................................  17,169,897(13)       21.5%
David B. Kaplan................................................  17,169,897(13)       21.5%
Antony P. Ressler..............................................  17,169,897(13)       21.5%
Howard A. Lipson...............................................   9,256,868(14)       11.6%
Dennis Hendrix.................................................      30,000(15)          *
Warren B. Rudman...............................................      25,000(16)          *
Vincent Tese...................................................      25,000(16)          *
All directors and officers as a group (19
  persons)(2)-(7),(10)-(17)....................................  35,869,088           43.8%

---------------
   * Does not exceed one percent.

 (1) Unless otherwise indicated, the address of each person or group listed below is 15880 N. Greenway Hayden Loop, Suite 100, Scottsdale, Arizona 85260.

 (2) Includes (i) 75,694 shares of Common Stock that are beneficially owned by an affiliate of Mr. Ramsey, and (ii) 776,341 shares of Common Stock that may be acquired on the exercise of options.

 (3) Includes 588,841 shares of Common Stock that may be acquired on the exercise of options and 10,000 shares of Common Stock that may be acquired on the exercise of warrants.

 (4) Represents shares of Common Stock that may be acquired on the exercise of options.

 (5) Includes 243,133 shares of Common Stock that may be acquired on the exercise of options.

 (6) Includes 12,637 shares of Common Stock that may be acquired on the exercise of options.

 (7) Includes 26,222 shares of Common Stock that may be acquired on the exercise of options.

 (8) Apollo Advisors II, L.P. ("Apollo Advisors") serves as general partner for each of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (UK) Partners III (collectively, the "Apollo Investors"), which directly own 15,632,717, 934,397 and 577,783 shares of Common Stock, respectively, representing 19.6%, 1.2% and 0.7% of the outstanding Common Stock, respectively. Messrs. Gross, Kaplan and Ressler are principals of Apollo Advisors and each expressly disclaim beneficial ownership of the indicated shares. See "Management." Pursuant to the Shareholders Agreement among Allied and the Apollo/Blackstone Investors (the "Apollo/Blackstone Shareholders Agreement") and certain other agreements among the Apollo/ Blackstone Investors, Apollo Advisors and/or the Apollo Investors may be deemed to beneficially own the shares of Common Stock owned by the Blackstone Investors (as defined below). However, Apollo Advisors and the Apollo Investors each disclaim any pecuniary interest in such shares.

 (9) Blackstone Management Associates II L.L.C. ("Blackstone Associates") serves as general partner for each of Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. (collectively, the "Blackstone Investors"), which directly own 6,611,545, 1,962,385 and 657,938 shares of the outstanding Common Stock, respectively, representing 8.3%, 2.5% and 0.8% of the outstanding Common Stock, respectively. Mr. Lipson is Senior Managing Director of Blackstone Associates and expressly disclaims beneficial ownership of the indicated shares. Pursuant to the Apollo/Blackstone Shareholders Agreement and certain other agreements among the Apollo/Blackstone Investors, Blackstone Associates and/or the Blackstone Investors may be deemed to beneficially own shares of Common Stock owned by the Apollo Investors. However, Blackstone Associates and the Blackstone Investors each disclaim any pecuniary interest in such shares.

(10) Includes (i) 1,234,584 shares of Common Stock that are beneficially owned by an affiliate of Mr. Lehmann, (ii) 125,000 shares of Common Stock that may be acquired on the exercise of warrants beneficially owned by an affiliate of Mr. Lehmann and (iii) 55,000 shares of Common Stock that may be acquired on the exercise of options.

(11) Includes 10,000 shares of Common Stock that may be acquired on the exercise of options.

(12) Includes 55,000 shares of Common Stock that may be acquired on the exercise of options.

(13) Includes 17,144,897 shares beneficially owned by the Apollo Investors. Each of Messrs. Gross, Kaplan and Ressler expressly disclaims beneficial ownership of such shares. Also includes 25,000 shares that may be acquired on the exercise of options.

(14) Includes 9,231,868 shares beneficially owned by the Blackstone Investors. Mr. Lipson expressly disclaims beneficial ownership of such shares. Also includes 25,000 shares that may be acquired on the exercise of options.

(15) Includes 25,000 shares of Common Stock that may be acquired on the exercise of options.

(16) Represents shares of Common Stock that may be acquired on the exercise of options.

(17) Includes 21,867 shares of Common Stock that may be acquired on the exercise of options.

     APOLLO/BLACKSTONE TRANSACTION

     On May 15, 1997, each of the TPG Group (which owned 11,776,765 shares of Common Stock) and the Laidlaw Group (which owned 14,600,000 shares of Common Stock) sold all of its shares to Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P, Apollo (U.K.) Partners III, L.P., Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. As a result of the consummation of these sales, the Apollo/Blackstone Investors own an aggregate of 26,376,765 shares of Common Stock, representing approximately 33.1% of the shares of Common Stock outstanding as of July 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In connection with the consummation of these transactions, four Board members designated by the TPG Group and two Board members designated by the Laidlaw Group resigned and four persons designated by the Apollo/Blackstone Investors (Messrs. Gross, Kaplan, Ressler and Lipson) were appointed in their place. See "Management."

     Certain agreements, including a Shareholders Agreement and a Registration Rights Agreement, between Allied and the Apollo/Blackstone Investors became effective upon the Apollo/Blackstone Investors acquiring the shares of Common Stock owned by the Laidlaw Group. The Shareholders Agreement, among other things, grants the Apollo/Blackstone Investors certain rights to representation on Allied's Board of Directors and imposes certain restrictions on the acquisition and disposition of shares of Common Stock by the Apollo/Blackstone Investors and on the conduct of the Apollo/Blackstone Investors with respect to Allied. The Registration Rights Agreement grants the Apollo/Blackstone Investors certain rights to require Allied to register the shares of Common Stock they own under the Securities Act at any time after May 15, 1999.

     The following is a summary of certain provisions of the Shareholders Agreement.

     STANDSTILL. Until the earliest to occur of (A) the sixth anniversary of the date on which the Apollo/Blackstone Investors acquired the shares of Common Stock owned by the Laidlaw Group (the "Laidlaw Closing Date"), (B) the date on which Apollo/Blackstone Investors own, collectively, voting securities of Allied ("Voting Securities") which would represent (i) less than 10% of the total voting power, on a fully diluted basis, of all voting securities and (ii) less than 10% of the total voting power of then outstanding voting securities and (C) the occurrence of one of certain specified early termination events (such period, the "Standstill Period"), each Apollo/Blackstone Investor will not, and will cause each of its affiliates not to, with certain exceptions: (i) acquire, offer to acquire, or agree to acquire, by purchase or otherwise, any Voting Securities or voting rights or direct or indirect rights or options to acquire any Voting Securities of Allied or any of its affiliates; (ii) make or cause to be made any proposal for (x) any merger, consolidation, recapitalization, liquidation or other business combination transaction involving Allied; (y) any tender offer or exchange offer for any securities of Allied; or (z) any sale or other disposition of assets of Allied or any of its subsidiaries in a single transaction or in a series of related transactions in each of the foregoing cases constituting individually or in the aggregate 10% or more of the assets or voting securities (as applicable) of Allied (a "Reorganization Transaction");
(iii) form, join or in any way participate in a group (as such term is used in Section 13(d)(3) of the Exchange Act) with respect to any securities of Allied or its affiliates, other than with other Apollo/Blackstone Investors or affiliates of any Apollo/Blackstone Investor; provided that in the case of securities other than voting securities, the Apollo/Blackstone Investors may participate in a group with respect thereto with the prior approval of a majority of the entire Board of Directors (which approval is requested in a manner which does not require disclosure publicly or to any third party); (iv) make, or in any way cause or participate in, any "solicitation" of "proxies" to vote (as those terms are defined in Regulation 14A under the Exchange Act) with respect to Allied or its affiliates, or communicate with, seek to advise, encourage or influence any person, in any manner, with respect to the voting of, securities of Allied or its affiliates, or become a "participant" in any "election contest" (as those terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to Allied or its affiliates (other than non-public communications with other Apollo/Blackstone Investors or affiliates of any Apollo/Blackstone Investor which would not require public disclosure by any person); (v) initiate, propose or, except with the prior approval of a majority of the entire Board of Directors (which approval is requested in a manner which does not require disclosure publicly or to any third parties), otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to Allied or its affiliates or induce or attempt to induce any other person to initiate any stockholder proposal or seek election to or seek to place a representative on the Board of Directors of Allied (except pursuant to the provisions of the Shareholders Agreement relating to the right of the Apollo/Blackstone Investors to have designees on the Board of Directors) or its affiliates or seek the removal of any member of the Board of Directors of Allied or its affiliates (for this purpose, the actions of the designees of the Apollo/Blackstone Investors to the Board of Directors (the "Shareholder Designees") in communicating (without public disclosure or disclosure to third parties) with the Board of Directors in their capacity as directors of Allied, and non-public communication by an Apollo/Blackstone Investor with other Apollo/Blackstone Investors or affiliates of any Apollo/Blackstone Investor which would not require public disclosure by any person, shall not be deemed to be in contravention of this clause (v)); (vi) in any manner, agree, attempt, seek or propose (other than making any request for permission with respect thereto which would not require disclosure publicly or to any third party) to deposit any securities of Allied or its affiliates in any voting trust or similar arrangement or to subject any securities of Allied or its affiliates to any other voting or proxy agreement, arrangement or understanding (other than any such agreements or understandings with other Apollo/Blackstone Investors or affiliates of any Apollo/Blackstone Investor);
(vii) offer, sell or transfer any Common Stock or rights to receive Common Stock except for dispositions in accordance with the Shareholders Agreement; (viii) disclose any intention, plan or arrangement, or make any public announcement (or request permission to make any such announcement other than making any request for permission which would not require disclosure publicly or to any third party), or induce any other person to take any action, inconsistent with the foregoing; (ix) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing; (x) advise, assist or encourage or finance (or assist or arrange financing to or for) any other person in connection with any of the foregoing; (xi) otherwise act in concert with others to seek to control or influence the management, Board of Directors or policies of Allied or its affiliates (for this purpose, the actions of the Shareholder Designees in their capacity as directors of Allied shall not be deemed to be in contravention of this clause (xi)); or (xii) request a waiver of any of the provisions of any of clauses (i) through (xi) (except any request which would not require disclosure publicly or to any third party); provided, that these restrictions shall not restrict or inhibit the rights of an Apollo/Blackstone Investor to exercise its voting rights as a stockholder of Allied (subject to the agreements of the Apollo/Blackstone Investors regarding voting in the Shareholders Agreement). The obligations of the Apollo/Blackstone Investors under the Standstill Period described above terminate early upon the occurrence of specified Company defaults or insolvency-related events.

     BOARD REPRESENTATION. As of the Laidlaw Closing Date and until the earlier to occur of the sixth anniversary of the Laidlaw Closing Date and the date on which the Apollo/Blackstone Investors own, collectively, less than 20% of the shares (the "Shares") of Common Stock acquired from the TPG Group and Laidlaw Transportation (the "Shareholder Designee Period"), the Board of Directors shall consist of no more than 12 directors (11 directors if Mr. O'Leary ceases to serve as a director). For so long as the Apollo/ Blackstone Investors are entitled to at least two Shareholder Designees, the Apollo/Blackstone Investors shall be entitled to have one Shareholder Designee serve on each committee of the Board of Directors other than any committee formed for the purpose of considering matters relating to the Apollo/Blackstone Investors and as set forth below with respect to Allied's Nominating Committee (as defined below). At all times during the Shareholder Designee Period, Allied agrees to support the nomination of, and the Nominating Committee shall recommend to the Board of Directors the inclusion in the slate of nominees recommended by the Board of Directors to shareholders for election as directors at each annual meeting of shareholders of Allied: (i) no more than two persons who are executive officers of Allied ("Management Directors"), (ii)(A) four Shareholder Designees, so long as the Apollo/Blackstone Investors beneficially own 75% or more of the Shares,
(B) three Shareholder Designees, so long as the Apollo/Blackstone Investors beneficially own 50% or more but less than 75% of the Shares, (C) two Shareholder Designees, so long as the Apollo/Blackstone Investors beneficially own 25% or more but less than 50% of the Shares and (D) one Shareholder Designee, so long as the Apollo/Blackstone Investors beneficially own 20% or more but less than 25% of the Shares (each a "Beneficial Ownership Threshold"), provided that if at any time as a result of Allied's issuance of voting securities the Apollo/Blackstone Investors beneficially own 9% or less of the total voting power of voting securities then outstanding (the "Actual Voting Power Threshold"), the

Apollo/Blackstone Investors shall be entitled to no more than one Shareholder Designee, and (iii) such other persons, each of whom is (A) recommended by the Nominating Committee and (B) not an employee or officer of or outside counsel to Allied or a partner, employee, director, officer, affiliate or associate (as defined in Rule 12b-2 under the Exchange Act) of any Apollo/Blackstone Investor or any affiliate of an Apollo/Blackstone Investor or as to which the Apollo/Blackstone Investors or their affiliates own at least ten percent of the voting equity securities ("Unaffiliated Directors"). At all times during the Shareholder Designee Period, Unaffiliated Directors shall be designated exclusively by a majority of a nominating committee (the "Nominating Committee"), which shall at all times during the Shareholder Designee Period consist of not more than four persons, two of whom shall be Shareholder Designees (or such lesser number of Shareholder Designees as then serves on the Board of Directors) and two of whom shall be either Management Directors or Unaffiliated Directors. If the Nominating Committee is unable to recommend one or more persons to serve as Unaffiliated Directors (except with respect to any vacancy created by an Unaffiliated Director ceasing to serve as such), then the Board of Directors shall nominate and recommend for election by stockholders an Unaffiliated Director then serving on the Board of Directors. If the Apollo/Blackstone Investors beneficially own less than 50% of the shares of Common Stock acquired from the TPG Group and the Laidlaw Group, the Nominating Committee shall be comprised of individuals only one of whom is a Shareholder Designee.

     VOTING. Each Apollo/Blackstone Investor has agreed that during the Standstill Period: (i) in connection with the election of directors of Allied, such Apollo/Blackstone Investor and their affiliates shall vote or cause to be voted all Voting Securities beneficially owned by such Apollo/Blackstone Investor to elect those individuals nominated in accordance with the provisions of the Shareholders Agreement; (ii) in connection with any proposal for a Reorganization Transaction, such Apollo/Blackstone Investor and their affiliates shall vote or cause to be voted, or consent with respect to, all Voting Securities beneficially owned by such Apollo/Blackstone Investor and their affiliates in the manner recommended by a majority of the entire Board of Directors; and (iii) in connection with other proposals submitted to shareholders of Allied, such Apollo/Blackstone Investor and their affiliates shall be free to vote or cause to be voted, or consent with respect to, all voting securities beneficially owned by such persons in their discretion.

     RESTRICTIONS ON DISPOSITIONS. Each Apollo/Blackstone Investor has agreed not to dispose of any voting securities prior to the second anniversary of the Laidlaw Closing Date, except to its affiliates, another Apollo/Blackstone Investor or pursuant to a merger transaction or tender offer approved by a majority of the entire Board. Thereafter and during the Standstill Period, dispositions may be effected generally to any Person that would, following such sale, beneficially own no more than 9% of the voting power of all voting securities on a fully diluted basis.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, Allied has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from Allied, the respective number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF SHARES
                                UNDERWRITER                           OF COMMON STOCK
        ------------------------------------------------------------  ----------------
        Goldman, Sachs & Co.........................................      2,073,600
        Credit Suisse First Boston Corporation......................      2,073,600
        Donaldson, Lufkin & Jenrette Securities Corporation.........      2,073,600
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated...................................      2,073,600
        Morgan Stanley & Co. Incorporated...........................      2,073,600
        Robert W. Baird & Co. Incorporated..........................        165,000
        Bear, Stearns & Co. Inc.....................................        294,500
        Deutsche Morgan Grenfell Inc................................        294,500
        First Analysis Securities Corporation.......................        165,000
        Gruntal & Co., Incorporated.................................        165,000
        Edward D. Jones & Co........................................        165,000
        Oppenheimer & Co., Inc......................................        294,500
        Raymond James & Associates, Inc.............................        165,000
        Salomon Brothers Inc........................................        294,500
        Smith Barney Inc............................................        294,500
        Wasserstein Perella Securities Inc..........................        294,500
                                                                         ----------
                  Total.............................................     12,960,000
                                                                         ==========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take all of the shares of Common Stock offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of $0.50 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 3,240,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The International Underwriters are Goldman Sachs International, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette International, Merrill Lynch International and Morgan Stanley & Co. International Limited.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the

United States of America (including the States and District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     Allied has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 1,944,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 12,960,000 shares of Common Stock offered hereby. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 486,000 additional shares of Common Stock.

     Allied and its directors, executive officers and regional vice presidents have agreed that during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of Allied that are substantially similar to the shares of Common Stock, or any other security convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock or any such similar securities, except for shares of Common Stock issuable pursuant to convertible debt securities, warrants and stock options outstanding on the date of this Prospectus Supplement and shares of Common Stock (or securities convertible or exchangeable into Common Stock) to be issued solely in connection with acquisitions, without the prior written consent of the Underwriters, except for the shares of Common Stock offered in the Offerings.

     In connection with the Offerings, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the Offerings for their account, may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on Nasdaq or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock on Nasdaq until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the date of this Prospectus Supplement, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     Goldman, Sachs & Co. and Goldman Sachs International are affiliates of Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston Corporation and Credit Suisse First Boston (Europe) Limited are affiliates of Credit Suisse First Boston. Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston are lenders under the Amended Bank Agreement. In addition, Goldman, Sachs & Co. acted as financial advisor to Allied in connection with the Laidlaw Acquisition and the Laidlaw Repurchase.

     Allied expects to use more than 10% of the net proceeds of the Offerings to repay indebtedness owed by it to Goldman Sachs Credit Partners, L.P. and Credit Suisse First Boston under the Amended Bank Agreement. Accordingly, the Offerings are being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

     Allied has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered hereby will be passed upon for Allied by Fried, Frank, Harris, Shriver & Jacobson (a partnership which includes professional corporations), New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                INDEX TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Pro Forma Combined Financial Statements
  Pro Forma Combined Balance Sheet -- June 30, 1997 (unaudited)......................  F-3
  Pro Forma Combined Statement of Operations for the Six Months Ended June 30, 1997
     (unaudited).....................................................................  F-4
  Notes to Pro Forma Combined Financial Statements (unaudited).......................  F-5

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

     The unaudited pro forma combined balance sheet as of June 30, 1997 gives effect to the Offerings as if they had occurred on June 30, 1997. The unaudited pro forma combined statement of operations for the six months ended June 30, 1997 gives effect to the Offerings and the application of the net proceeds therefrom as described under "Use of Proceeds" and to the Discount Offering, the Laidlaw Repurchase and the execution of the Amended Bank Agreement, as if each had occurred on January 1, 1996.

     These statements do not purport to be indicative of the combined financial position or combined results of operations of Allied that might have occurred, nor are they indicative of future financial position or results of operations.

     The unaudited pro forma combined financial statements should be read in conjunction with the Notes to Pro Forma Combined Financial Statements and the historical consolidated financial statements of Allied and the notes thereto. See "Disclosure Regarding Forward Looking Statements."

                         ALLIED WASTE INDUSTRIES, INC.

                        PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1997
                                  (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                                                   PRO FORMA
                                                  HISTORICAL      ADJUSTMENTS
                                                   (NOTE 1)         (NOTE 2)          PRO FORMA
                                                  ----------   ------------------     ----------
ASSETS
Cash and cash equivalents.......................  $   14,641       $  299,700(a)      $   28,497
                                                                     (271,000)(b)
                                                                      (14,844)(c)
Other current assets............................     153,011               --            153,011
                                                  ----------          -------          ---------
          Total current assets..................     167,652           13,856            181,508
Property and equipment, net.....................     897,086               --            897,086
Goodwill, net...................................     854,491                             854,491
Other assets....................................      89,608           (1,379)(d)         88,229
                                                  ----------          -------          ---------
          Total assets..........................  $2,008,837       $   12,477         $2,021,314
                                                  ==========          =======          =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt...............  $   50,486       $  (11,000)(b)     $   39,486
Other current liabilities.......................     152,764               --            152,764
                                                  ----------          -------          ---------
          Total current liabilities.............     203,250          (11,000)           192,250
Long-term debt, net of current portion..........   1,389,206         (260,000)(b)      1,129,206
Other long-term liabilities.....................     208,169             (552)(e)        207,617
Stockholders' equity............................     208,212          299,700(a)         492,241
                                                                      (14,844)(c)
                                                                       (1,379)(d)
                                                                          552(e)
                                                  ----------          -------          ---------
          Total liabilities and stockholders'
            equity..............................  $2,008,837       $   12,477         $2,021,314
                                                  ==========          =======          =========

 The accompanying notes are an integral part of this pro forma combined balance sheet.

                         ALLIED WASTE INDUSTRIES, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)
       (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS AND NUMBER OF SHARES)

                                                                   PRO FORMA
                                             HISTORICAL           ADJUSTMENTS
                                              (NOTE 1)              (NOTE 2)             PRO FORMA
                                             -----------     ----------------------     -----------
Revenues...................................  $   395,184            $     --            $   395,184
Cost of operations.........................      218,282                  --                218,282
Selling, general and administrative
  expenses.................................       46,512                  --                 46,512
Depreciation and amortization expense......       52,161                  --                 52,161
                                              ----------             -------             ----------
Operating income...........................       78,229                  --                 78,229
Interest income............................       (1,104)                 --                 (1,104)
Interest expense...........................       46,707                 726(a)              39,584
                                                                     (36,774)(b)
                                                                      28,925(c)
                                              ----------             -------             ----------
Net income before income taxes.............       32,626               7,123                 39,749
Income tax expense.........................       14,029               3,063                 17,092
                                              ----------             -------             ----------
Net income before extraordinary loss.......       18,597               4,060                 22,657
Dividends on preferred stock...............         (337)                 --                   (337)
                                              ----------             -------             ----------
Net income to common shareholders before
  extraordinary loss.......................  $    18,260            $  4,060            $    22,320
                                              ==========             =======             ==========
Net income per common share before
  extraordinary loss.......................  $      0.21                                $      0.23
                                              ==========                                 ==========
Weighted average common and common
  equivalent shares........................   88,375,927                                 96,644,260
                                              ==========                                 ==========

The accompanying notes are an integral part of this pro forma combined financial statement.

                         ALLIED WASTE INDUSTRIES, INC.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  HISTORICAL

     The historical balances represent the unaudited financial position and results of operations of Allied for each of the indicated dates and periods as reported in Allied's historical consolidated financial statements included in Allied's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended, filed under the Exchange Act and incorporated by reference herein. The historical consolidated financial statements have been restated to reflect acquisitions accounted for as poolings-of-interests.

2.  PRO FORMA ADJUSTMENTS

     The pro forma adjustments reflected in the pro forma combined financial statements give effect to the following:

  Pro Forma Combined Balance Sheet

     (a) To reflect the completion of the Offerings of 16,200,000 shares of Common Stock at $18.50 per share.

     (b) To reflect the repayment of debt with the proceeds from the Offerings.

     (c) To reflect the payment of underwriting fees and other costs related to the Offerings.

     (d) To reflect the write off of debt issuance costs related to the Amended Bank Agreement.

     (e) To reflect the income tax benefit for the write off of certain Amended Bank Agreement debt issuance costs related to the Offerings.

  Pro Forma Combined Statement of Operations

     (a) To reflect amortization of commitment fees related to the Allied Notes and the Amended Bank Agreement from January 1, 1997 through the date of the transaction.

     (b) To reflect the reduction of interest expense resulting from the repayment of certain indebtedness with the proceeds from the Amended Bank Agreement and the Allied Notes, calculated as follows (in thousands):

                                                                       SIX MONTHS ENDED
                                                                        JUNE 30, 1997
                                                                       ----------------
          1996 Bank Agreement, interest at LIBOR plus 2.5%-3.25% for the period from January 1, 1997 through June 5, 1997
              and related debt issuance cost amortization............      $(20,556)
          Amended Bank Agreement, $271,000 repaid in connection with the Offerings, interest at 7.6% for 6 months during
              1997 and related debt issuance cost amortization.......       (10,404)
          Zero Coupon Debenture, implicit interest at 14% for
              the period from January 1, 1997 through May 15, 1997...        (1,742)
          7% Debenture, implicit interest at 14% for the period
              from January 1, 1997 through May 15, 1997..............        (4,072)
                                                                           --------
                Total pro forma interest savings.....................      $(36,774)
                                                                           ========

                         ALLIED WASTE INDUSTRIES, INC.

                                  (UNAUDITED)

     (c) To reflect interest expense related to the Amended Bank Agreement and the Allied Notes, calculated as follows (in thousands):

                                                                   SIX MONTHS ENDED
                                                                    JUNE 30, 1997
                                                                   ----------------
               Amended Bank Agreement, $525 million outstanding
                   for the period from January 1, 1997 through
                   June 5, 1997, interest at 7.6%................      $ 17,179
               Allied Notes, interest accretion on $240 million
                   at 11.3% for the period from May 15, 1997
                   through June 30, 1997.........................        (3,390)
               Allied Notes, interest accretion on $268 million
                   at 11.3% for the period from January 1, 1997
                   through June 30, 1997.........................        15,136
                                                                       --------
                     Total pro forma interest expense............      $ 28,925
                                                                       ========

           An increase in the interest rate of one-eighth of a percent on the Amended Bank Agreement would not have a material impact for the six months ended June 30, 1997.

     The pro forma combined statement of operations does not include the historical and pro forma extraordinary charges, net of income tax benefit, related to the early extinguishments of debt in 1997 and contemplated in connection with the repayment of debt under the Amended Bank Agreement of approximately $52 million and $1 million, respectively.

3.  NET INCOME PER COMMON SHARE

     Pro forma net income per common share is calculated by dividing pro forma net income to common shareholders less dividend requirements on 7% preferred stock by the pro forma weighted average common and common equivalent shares outstanding during the period. Pro forma weighted average common and common equivalent shares have been computed as follows:

                                                                                  SIX MONTHS
                                                                                ENDED JUNE 30,
                                                                                     1997
                                                                                --------------
      Historical weighted average common shares...............................    76,933,433
      Common stock equivalents --
        Stock options and warrants............................................    11,279,994
        Convertible debt assumed converted....................................       162,500
      Pro forma effect of repurchasing the Laidlaw Warrant....................   (7,931,667)
      Pro forma effect of issuing common shares related to the Offerings......    16,200,000
                                                                                  ----------
                                                                                  96,644,260
                                                                                  ==========

PROSPECTUS

[ALLIED WASTE LOGO]      ALLIED WASTE INDUSTRIES, INC.
          COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES AND WARRANTS

                        ALLIED WASTE NORTH AMERICA, INC.
                                DEBT SECURITIES
              PAYMENT OF PRINCIPAL, PREMIUM, IF ANY, AND INTEREST
                         UNCONDITIONALLY GUARANTEED BY
            ALLIED WASTE INDUSTRIES, INC. AND SUBSIDIARY GUARANTORS

                            ------------------------

     Allied Waste Industries, Inc. ("Allied") may offer, from time to time, together or separately, (i) shares of its common stock, $.01 par value (the "Common Stock"), (ii) shares of its preferred stock, $.10 par value (the "Preferred Stock"), (iii) debt securities (the "Allied Debt Securities"), which may be either senior debt securities ("Senior Allied Debt Securities") or senior subordinated debt securities ("Senior Subordinated Allied Debt Securities"), consisting of debentures, notes and other secured or unsecured evidences of indebtedness in one or more series, and (iv) warrants to purchase Common Stock, Preferred Stock or Debt Securities of Allied as shall be designated by Allied at the time of the offering (the "Warrants"), in each case, in amounts, at prices and on the terms to be determined at the time of the offering.

     Allied holds substantially all of its assets and conducts substantially all of its operations through its wholly owned subsidiary Allied Waste North America, Inc. ("AWNA") and AWNA's subsidiaries. AWNA may offer, from time to time, debt securities (the "AWNA Debt Securities", and together with the Allied Debt Securities, the "Debt Securities"), which may be either senior debt securities ("Senior AWNA Debt Securities" and, together with the Senior Allied Debt Securities, the "Senior Debt Securities") or senior subordinated debt securities ("Senior Subordinated AWNA Debt Securities" and, together with the Senior Subordinated Allied Debt Securities, the "Senior Subordinated Debt Securities"), consisting of debentures, notes and other secured or unsecured evidences of indebtedness in one or more series and which will be unconditionally guaranteed, jointly and severally, in the case of Senior AWNA Debt Securities, on a senior basis (the "Senior Guarantees"), and, in the case of Senior Subordinated AWNA Debt Securities, on a senior subordinated basis (the "Senior Subordinated Guarantees") as to payment of principal, premium, if any, and interest by Allied and all Restricted Subsidiaries (as defined herein) of AWNA, other than Reliant Insurance Company (the "Subsidiary Guarantors", and together with Allied in its capacity as guarantor, the "Guarantors") in the amounts, at prices and on the terms to be determined at the time of the offering. The Subsidiary Guarantors' obligations under the Senior Guarantees and Senior Subordinated Guarantees will be unconditionally guaranteed on a senior and senior subordinated basis, respectively, by Allied (the "Allied Senior Guarantee" and the "Allied Senior Subordinated Guarantee", respectively, and, together with the Senior Guarantees and the Senior Subordinated Guarantees, the "Guarantees"). The Common Stock, Preferred Stock, Debt Securities and Warrants are collectively called the "Securities."

     The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will have an aggregate public offering price of up to $800,000,000 (or the equivalent thereof, based on the applicable exchange rate at the time of sale, in one or more foreign currencies, currency units or composite currencies as shall be designated by Allied or AWNA, as the case may
be). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Common Stock, the aggregate number of shares offered, the public offering price and other terms of the offering and sale thereof, (ii) in the case of Preferred Stock, the specific title, the aggregate number of shares offered, any dividend (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, any terms for any conversion or exchange into securities and the public offering price and other terms of the offering and sale thereof, (iii) in the case of Debt Securities, the specific title, the aggregate principal amount, aggregate offering price, the denomination, the maturity, the premium, if any, the interest rate (which may be fixed, floating or adjustable), if any, the time and method of calculating payment of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, whether such Debt Securities are Senior Debt Securities or Senior Subordinated Debt Securities, whether such Debt Securities are secured or unsecured, and, if secured, the security and related terms in connection therewith, any terms of redemption at the option of Allied or AWNA, as the case may be, or repayment at the option of the holder, any sinking fund provisions, the terms for any conversion or exchange into Common Stock or Preferred Stock or any other special terms, and the public offering price and the other terms of the offering and sale thereof, and (iv) in the case of Warrants, the number and terms thereof, the duration, the purchase price, the exercise price and a description of the securities for which each Warrant is exercisable.

     Unless otherwise specified in a Prospectus Supplement, (i) the Senior Debt Securities, when issued, will rank pari passu in right of payment with all other unsubordinated obligations of Allied or AWNA, as the case may be, and will rank senior in right of payment to all subordinated obligations of Allied or AWNA, as the case may be, (ii) the Senior Guarantees and the Allied Senior Guarantee, when issued, will rank pari passu in right of payment with all other unsubordinated obligations of the Guarantors and Allied, respectively, and will rank senior in right of payment to all subordinated obligations of the Guarantors and Allied, respectively, (iii) the Senior Subordinated Debt Securities, when issued, will be subordinate in right of payment to the prior payment in full of all Senior Debt (as defined herein) of Allied or AWNA, as the case may be, including all Senior Debt Securities of Allied or AWNA, as the case may be, and will rank pari passu in right of payment with all other senior subordinated obligations of Allied or AWNA, as the case may be, and (iv) the Senior Subordinated Guarantees and the Allied Senior Subordinated Guarantee, when issued, will be subordinate in right of payment to the prior payment in full of all Senior Debt of the Guarantors and Allied, respectively, including, in the case of Allied, all Senior Allied Debt Securities, and will rank pari passu in right of payment with all other senior subordinated obligations of the Guarantors and Allied, respectively. Holders of secured obligations of Allied, AWNA and the Guarantors, including secured Allied Debt Securities, secured AWNA Debt Securities and secured Guarantees, respectively, will, however, have claims that are prior to the claims of holders of unsecured Allied Debt Securities, AWNA Debt Securities and Guarantees, respectively, with respect to the assets securing such secured obligations. Allied conducts its operations through AWNA, which is subject, under certain of its debt instruments, to certain restrictions on its ability to pay funds to Allied. All Allied Debt Securities and Guarantees of Allied will effectively be subordinate in right of payment to the prior payment in full of all indebtedness of Allied's subsidiaries, and all other obligations and other liabilities, including trade payables, of Allied's subsidiaries, including all AWNA Debt Securities.

     The Common Stock is listed on the Nasdaq National Market tier of the Nasdaq Stock Market under the trading symbol "AWIN." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the Nasdaq National Market tier of the Nasdaq Stock Market, subject to official notice of issuance.

     Debt Securities of a series may be issued in registered form, in a form registered as to principal only, or in bearer form (with or without coupons attached), or any combination of such forms. In addition, all or a portion of the Debt Securities may be issued in temporary or definitive global form. Debt Securities in bearer form are offered only outside the United States to non-United States persons and to offices located outside the United States of certain United States financial institutions and other exempt persons.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

     The Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. If agents of Allied or AWNA, as the case may be, or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters will be set forth in, and any applicable commissions or discounts will be set forth in or may be calculated from, the Prospectus Supplement with respect to such Securities.
                            ------------------------

                The date of this Prospectus is August 21, 1997.

                             AVAILABLE INFORMATION

     Allied is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). AWNA is also subject to the informational requirements of the Exchange Act, but is not required to file separate reports, proxy statements or other information with the Commission as long as certain information regarding AWNA is contained in Allied's reports on Form 10-K and 10-Q. Such information is contained in Allied's Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Information as of particular dates concerning its directors and officers and any material interest of such persons in transactions with Allied is disclosed in proxy statements distributed to stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at its principal office in Washington, D.C. at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and other information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the National Market tier of the Nasdaq Stock Market ("Nasdaq"). Reports, proxy material and other information concerning securities of Allied can also be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of the Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") filed by Allied, AWNA and the Subsidiary Guarantors with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and the accompanying Prospectus Supplement omit certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information with respect to Allied, AWNA, the Subsidiary Guarantors and the Securities, reference is made to the Registration Statement, including the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete, and, with respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents of Allied heretofore filed by it with the Commission:

          1. Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A-1 filed with the Commission on April 30, 1997, Form 10K/A-2 filed with the Commission on August 8, 1997 and Form 10K/A-3 filed with the Commission on August 21, 1997;

          2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

          3. Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended by Form 10-Q/A-1 filed with the Commission on August 18, 1997.

          4. Current Reports on Form 8-K filed with the Commission on January 9, 1997, January 30, 1997 (as amended by Form 8-K/A-1 filed with the Commission on February 14, 1997), February 19, 1997 and May 2, 1997 and Amendment to Current Report on Form 8-K/A-4 filed with the Commission on February 19, 1997.

          5. The description of Allied's Common Stock contained in Allied's Registration Statement on Form S-1 (No. 33-99886), including any amendments or reports filed for the purpose of updating such description.

          6. Proxy Statement dated June 10, 1997.

     All documents filed by Allied pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus or any Prospectus Supplement and prior to the termination of the offering of the Securities are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     Allied will provide without charge to each person to whom this Prospectus or any Prospectus Supplement is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus or any Prospectus Supplement incorporates). Requests for copies of such documents should be directed to Allied Waste Industries, Inc., 15880 North Greenway-Hayden Loop, Suite 100, Scottsdale, Arizona 85260, telephone (602) 423-2946, Attention: Investor Relations.

                                USE OF PROCEEDS

     Except as may be otherwise stated in any Prospectus Supplement, Allied and/or AWNA intend to use the net proceeds from the sale of the Securities for general corporate purposes, which may include, among other things, strategic acquisitions, refinancing of indebtedness, working capital, capital expenditures and repurchases and redemptions of securities. Allied and AWNA have not allocated a specific portion of the net proceeds for any particular use at this time. Specific information concerning the use of proceeds from any sale of Securities will be included in the Prospectus Supplement relating to such Securities.

                                  RISK FACTORS

     In addition to the other information in this Prospectus and any applicable Prospectus Supplement, the following factors and the factors set forth in the applicable Prospectus Supplement should be considered carefully in evaluating an investment in the Securities. To the extent that any risk factor contained in any Prospectus Supplement conflicts with or supercedes any risk factor contained in this Prospectus, the risk factor in such Prospectus Supplement shall control.

RISKS ASSOCIATED WITH ALLIED'S STRATEGY; POTENTIAL DIFFICULTY IN OBTAINING SUITABLE LANDFILLS, COLLECTION OPERATIONS, TRANSFER STATIONS AND PERMITS

     Allied's strategy depends on its ability to identify and acquire appropriate landfills, collection operations and transfer stations. There can be no assurance that Allied will be able to locate appropriate acquisition candidates, that any identified candidates will be acquired or that acquired operations will be integrated effectively or prove profitable. Completion of an acquisition requires the expenditure of sizable amounts of capital and the competition among companies pursuing an acquisition strategy may increase capital requirements. Allied could be forced to alter its strategy in the future if such candidates become unavailable or too costly. In addition, obtaining permits to operate non-hazardous solid waste landfills has become increasingly difficult and expensive, often taking a number of years to obtain, requiring numerous hearings and compliance with zoning, environmental and other regulatory measures, and often being subject to resistance from citizen or other groups. There can be no assurance that Allied will be successful in obtaining the permits it requires, and an inability to receive such permits could have an adverse effect on Allied's future results of operations. In some areas, suitable land may be unavailable for new landfill sites. There can be no assurance that Allied will be successful in obtaining new landfill sites or expanding the permitted capacity of its current landfills once its landfill capacity has been consumed. In such event, Allied could be forced to dispose of collected waste at landfills operated by its competitors, which could have an adverse effect on Allied's landfill revenues and collection expenses.

LIMITED OPERATING HISTORY IN REGARD TO ACQUIRED BUSINESSES

     Allied has a limited operating history with regard to a significant portion of its operations. During 1996, Allied acquired 21 companies, excluding the Laidlaw Acquired Businesses (as defined below), which collectively comprised approximately $78.8 million or 31.9% of Allied's revenue in 1996. In December 1996, Allied acquired (the "Laidlaw Acquisition") substantially all of the non-hazardous solid waste management businesses conducted by Laidlaw Inc. ("Laidlaw") in the United States and Canada. The businesses acquired from Laidlaw (on a pro forma basis after giving effect to the sale by Allied of all of the Canadian solid waste business acquired in the Laidlaw Acquisition, the "Laidlaw Acquired Businesses") generated revenues for the twelve months ended November 30, 1996 of approximately $494.5 million. The revenues for the year ended December 31, 1996 generated by the operations of Allied excluding such Laidlaw Acquired Businesses were approximately $246.7 million.

     Allied expects to continue to acquire appropriate landfills, collection operations and transfer stations in the future. The financial position and results of operations of Allied will depend to a large extent on Allied's ability to integrate acquired operations effectively and to realize expected financial benefits and operational efficiencies. There can be no assurance that Allied's efforts to integrate acquired operations will be effective, or that expected financial benefits and operational efficiencies will be realized. Failure to effectively integrate acquired operations could have an adverse effect on Allied's future results of operations. As Allied continues to pursue its acquisitions strategy in the future, its financial position and results of operations may fluctuate significantly from period to period.

CAPITAL REQUIREMENTS AND LIMITED WORKING CAPITAL

     Allied intends to fund its cash needs through cash flow from operations and borrowings under the Amended and Restated Bank Agreement dated June 5, 1997 among Allied, AWNA, Credit Suisse First Boston, Citibank, N.A., Goldman Sachs Credit Partners, L.P. and the other bank lenders named therein (the "Amended Bank Agreement") and its equipment lease facilities and offerings of the Securities from time to time. Because of the capital intensive nature of the solid waste industry, Allied may use amounts in excess of the cash generated from operations to retire and service debt and fund acquisitions, landfill development and capital expenditures. A substantial portion of Allied's available cash will be required to be applied to service indebtedness, which is expected to include approximately $203.6 million in annual principal and interest payments. During 1997, Allied also expects to spend approximately $172 million for capital, closure and post-closure, and remediation expenditures and has provided approximately $264.6 million in financial assurance obligations related to its landfill operations. Amounts expended on capital expenditures and financial assurance obligations will increase as a result of any acquisitions or expansions of Allied's operations. As a result of these capital requirements, Allied may periodically have low levels of working capital or be required to finance working capital deficits.

     Further regulatory action by federal, state and local governments could accelerate expenditures for closure and post-closure monitoring and obligate Allied to spend sums in addition to those presently reserved for such purposes. These factors, together with the other factors discussed above, could substantially increase Allied's operating costs and impair Allied's ability to invest in its facilities.

     Allied's ability to make scheduled payments of principal of, or to pay interest on, or to refinance its indebtedness depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. Based upon the current level of operations and anticipated growth, management of Allied believes that available cash flow, together with available borrowing under the Amended Bank Agreement, and other sources of liquidity, will be adequate to meet Allied's anticipated future requirements for working capital, letters-of-credit, capital expenditures and scheduled payments of principal of, and interest on debt incurred under the Amended Bank Agreement, and interest on AWNA's 10 1/4% Senior Subordinated Notes due 2006 (the "AWNA Notes") and, commencing December 1, 2002, on Allied's 11.30% Senior Discount Notes due 2007 (the "Allied Notes"). However, the principal payments at maturity on the AWNA Notes and the Allied Notes may require refinancing. There can be no assurance that Allied's business will generate sufficient cash flow from operations or that future financings will be available in an amount sufficient to enable Allied or AWNA to service its indebtedness or to make necessary capital expenditures, or that any refinancing would be available on commercially reasonable terms or at all. Additionally, depending on the timing, amount and structure of any future acquisitions and the availability of funds under the Amended Bank Agreement, Allied may need to raise additional capital to fund the acquisition and integration of additional solid waste businesses. There can be no assurance that Allied will be able to secure such additional funding on favorable terms, if at all.

RISK OF COMPETITION FROM OTHER COMPANIES AND MUNICIPALITIES; LANDFILL
ALTERNATIVES

     The non-hazardous solid waste industry is led by five large national waste management companies, one of which is Allied, and includes numerous regional and local companies, all of which contribute to the high level of competition that characterizes the industry. Some of these companies have considerably greater financial and operational resources than Allied. In addition, cities and counties that operate their own waste collection and disposal facilities often enjoy the benefits of tax-exempt financing and may control the disposal of waste collected within their jurisdictions.

     Alternatives to landfill disposal, such as recycling and composting, are increasingly being used, and incineration continues to be utilized in some markets in which Allied operates. There has also been an increasing trend at the state and local levels to mandate waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. This trend may result in a reduction in the volume of waste going to landfills in certain areas, which may affect Allied's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. In addition, most of the states in which Allied operates landfills have adopted plans or requirements that set goals for specified percentages of certain solid waste items to be recycled. These recycling goals will be phased in over the next few years.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE DEBT; DEPENDENCE ON DISTRIBUTIONS FROM SUBSIDIARIES

     Allied has substantial indebtedness with significant debt service requirements and is highly leveraged. At June 30, 1997, Allied's consolidated debt was approximately $1,439.7 million and stockholders' equity was approximately $208.2 million. The degree to which Allied is leveraged has important consequences, including the following: (i) the ability of Allied to obtain additional financing in the future, whether for working capital, capital expenditures, acquisitions or other purposes, may be impaired, (ii) a substantial portion of Allied's cash flow from operations is required to be dedicated to the payment of principal and interest on its debt, thereby reducing funds available to Allied for other purposes, (iii) Allied's flexibility in planning for or reacting to changes in market conditions may be limited, (iv) Allied may be more vulnerable in the event of a downturn in its business and (v) to the extent of Allied's outstanding debt under its Amended Bank Agreement at variable rates that have not been hedged, Allied will be vulnerable to increases in interest rates.

     The ability of Allied to meet its debt service obligations will depend on the future operating performance and financial results of Allied, which will be subject in part to factors beyond the control of Allied. Although Allied believes that its cash flow will be adequate to meet its interest payments, there can be no assurance that Allied will continue to generate earnings in the future sufficient to cover its fixed charges. If Allied is unable to generate earnings in the future sufficient to cover its fixed charges and is unable to borrow sufficient funds under either the Amended Bank Agreement or from other sources, it may be required to refinance all or a portion of its existing debt or to sell all or a portion of its assets. There can be no assurance that a refinancing would be possible, nor can there be any assurance as to the timing of any asset sales or the proceeds which Allied could realize therefrom. In addition, the terms of certain of its debt restrict Allied's ability to sell assets and Allied's use of the proceeds therefrom.

     Allied holds all of its assets and conducts all of its operations through its subsidiary AWNA and AWNA's subsidiaries. Allied thus derives all of its operating income and cash flow from AWNA and must rely upon distributions from AWNA to generate the funds necessary to meet its obligations. If for any reason, including a shortfall in anticipated operating results or proceeds from asset sales, AWNA were unable to meet its debt service obligations, it would be in default under the terms of certain of its debt. In the event of such a default, the holders of such debt could elect to declare all of such debt immediately due and payable, including accrued and unpaid interest, and to terminate their commitments (if any) with respect to funding obligations under such debt. In addition, such holders could proceed against any collateral which, in the case of certain debt, consists of the capital stock of AWNA and its subsidiaries and substantially all of the assets of AWNA and its subsidiaries. Any default with respect to any of AWNA's debt could result in a default under other debt or result in the bankruptcy of AWNA.

RESTRICTIONS IMPOSED BY THE AMENDED BANK AGREEMENT, THE ALLIED NOTES AND THE AWNA NOTES

     The Amended Bank Agreement and the indentures relating to the Allied Notes and the AWNA Notes contain a number of significant covenants that, among other things, will restrict the ability of Allied and its subsidiaries to dispose of assets, incur additional indebtedness, incur liens on property or assets, repay other indebtedness, pay dividends, enter into certain investments or transactions, repurchase or redeem capital stock, engage in mergers or consolidations, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect Allied's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of Allied. In addition, the Amended Bank Agreement also requires Allied to maintain compliance with certain financial ratios. The ability of Allied to comply with such ratios may be affected by events beyond Allied's control. A breach of any of these covenants or the inability of Allied to comply with the required financial ratios could result in a default under the Amended Bank Agreement or either or both of the indentures relating to the Allied Notes and the AWNA Notes. In the event of any such default under the Amended Bank Agreement, the lenders under the Amended Bank Agreement could elect to declare all borrowings outstanding under the Amended Bank Agreement, together with accrued interest and other fees, to be due and payable, to require Allied to apply all of its available cash to repay such borrowings or to prevent Allied from making debt service payments on any indebtedness of Allied. If Allied were unable to repay any such borrowings when due, the lenders could proceed against their collateral. In the event of a default under the indenture relating to the Allied Notes or the AWNA Notes, the holders of such notes could elect to declare such notes to be due and payable. If the indebtedness under the Amended Bank Agreement, the Allied Notes or the AWNA Notes were to be accelerated, the assets of Allied and/or AWNA might be insufficient to pay amounts due on other debt securities then outstanding.

RELIANCE ON MANAGEMENT

     Allied relies and will continue to rely significantly on the services of its senior management team. Allied could be adversely affected if any member of the senior management team were unwilling or unable to continue in Allied's employ. There can be no assurance that Allied will be successful in hiring or retaining qualified personnel to meet this demand.

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS; RISK OF FUTURE LITIGATION

     The scope and stringency of laws and regulations designed to protect the environment have increased dramatically. Compliance with the evolving and expanding regulatory requirements, including the adoption in October 1991 of Subtitle D regulations ("Subtitle D") pursuant to the U.S. Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), has been and will continue to be costly. Rigorous regulatory standards require waste management companies to enhance or replace equipment and to modify landfill operations or, in some cases, to close landfills. There can be no assurance that Allied will be able to implement price increases sufficient to offset the cost of complying with these standards. In addition, environmental regulatory changes could accelerate expenditures for closure and post-closure monitoring at solid waste facilities and obligate Allied to spend sums in addition to those presently accrued for such purposes. These factors could increase substantially Allied's operating costs as well as the possibility of the impairment of Allied's investment in its facilities.

     In addition to the costs of complying with environmental regulations, Allied will continue to be involved in legal proceedings in the ordinary course of business. Government agencies may seek to impose fines on Allied for alleged failure to comply with laws and regulations or to revoke or to deny the renewal of, Allied's permits and licenses. In addition, governmental agencies, as well as surrounding landowners, may assert claims against Allied alleging environmental damage or violations of permits and licenses pursuant to which Allied operates. Citizens' groups have become increasingly active in challenging the grant or renewal of permits and licenses, and responding to such challenges has further increased the costs associated with permitting new facilities or expanding current facilities. A significant judgment against Allied, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse affect on Allied's financial condition.

     Certain of Allied's waste disposal operations traverse state boundaries. Such operations could be adversely affected if the federal government or a state in which a landfill is located limits or prohibits, imposes discriminatory fees on, or otherwise seeks to discourage disposal, within state boundaries, of waste collected outside of the state.

     As a condition to the Laidlaw Acquisition, Allied engaged Emcon Environmental Services, Inc. ("Emcon"), an independent environmental consultant, to conduct environmental assessments of the Acquired Subsidiaries and to prepare a report reflecting its findings (the "Emcon Environmental Report").

     In the Emcon Environmental Report, Emcon identified several contaminated landfills and other locations owned by the Laidlaw Acquired Businesses, that could pose significant sources of liability to the Laidlaw Acquired Businesses. The costs of performing the investigation, design, remediation and allocation of responsibility to the subsidiaries of Allied vary significantly between sites. Based on information available to Allied, Allied recorded a provision of $51.5 million for environmental matters, including closure and post-closure costs, in the 1996 consolidated statement of operations and expects these amounts to be disbursed over the next 30 years. The actual liability at these sites cannot currently be determined due to a number of uncertainties including the extent of the contamination, the appropriate remedy, the financial viability of other potentially responsible parties and the ultimate apportionment of responsibility among such potentially responsible parties.

     The representations made by the Laidlaw sellers in the Stock Purchase Agreement, dated September 17, 1996, among Allied, Laidlaw and the other sellers named therein (the "Laidlaw Sellers") relating to the Laidlaw Acquisition (the "Laidlaw Acquisition Agreement") with respect to the environmental matters (i) terminated on the closing of the Laidlaw Acquisition as to all matters disclosed in writing to Allied at least five business days prior to the closing or disclosed with specificity in the Emcon Environmental Report and (ii) will terminate on the third anniversary of the closing of the Laidlaw Acquisition as to all matters other than those described in clause (i) and which are known to Laidlaw or the Laidlaw Sellers on the closing date. The Laidlaw Acquisition Agreement further provided that Laidlaw and the Laidlaw Sellers' indemnification obligations with respect to environmental matters would be limited to the amount by which the aggregate of all such damages exceeded a $1.0 million basket, without giving effect to any materiality qualifications. At the closing of the Laidlaw Acquisition, Allied and the Laidlaw Sellers entered into a Special Environmental Indemnity, which provided that the indemnity in respect of properties located at Etobicoke, Ontario, Delafield, Wisconsin and Gary Lagoons, Indiana would not be subject to the three-year limitation or any basket. Allied and Laidlaw have further agreed that the indemnity for damages arising out of the Etobicoke, Ontario and Delafield, Wisconsin sites will be limited to a three-year period from the closing of the Laidlaw Acquisition and to an amount in excess of $25.0 million with the $25.0 million basket to be reduced by any damages to which the basket in the Laidlaw Acquisition Agreement applies.

HAZARDOUS SUBSTANCES LIABILITY

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), has been interpreted to impose joint and several liability on current and former owners or operators of facilities at which there has been a release or a threatened release of a "hazardous substance" and on persons who generate, transport or arrange for the disposal of such substances at the facility. Hundreds of substances are defined as "hazardous" under CERCLA and their presence, even in minute amounts, can result in substantial liability. The statute provides for the remediation of contaminated facilities and imposes costs on the responsible parties. The expense of conducting such a cleanup can be significant. Notwithstanding its efforts to comply with applicable regulations and to avoid transporting and receiving hazardous substances, such substances may be present in waste collected by Allied or disposed of in its landfills, or in waste collected, transported or disposed of in the past by acquired companies. Cleanup liability may also arise under various state laws similar to CERCLA and other corrective action procedures. As used in this Prospectus, "non-hazardous waste" means substances, including asbestos, that are not defined as hazardous waste under federal regulations.

POTENTIAL UNDISCLOSED LIABILITIES ASSOCIATED WITH ACQUISITIONS

     In connection with any transaction made by Allied there may be liabilities that Allied fails or is unable to discover, including liabilities arising from non-compliance with environmental laws by prior owners, and for which Allied, as a successor owner, may be responsible.

POTENTIAL UNINSURED OR UNDERINSURED ENVIRONMENTAL LIABILITIES

     As is typically the case in the solid waste industry, Allied is able to obtain only very limited environmental impairment insurance regarding its landfills. An uninsured or underinsured claim of sufficient magnitude would require Allied to fund such claim from cash flow generated by operations or borrowings under the Amended Bank Agreement or other sources of liquidity. There can be no assurance that Allied would be able to fund any such claim from operations, the Amended Bank Agreement or elsewhere.

LAIDLAW TAX INDEMNIFICATION

     Laidlaw has disclosed to Allied the existence of a tax controversy (the "Tax Controversy") in the amount of more than $385 million with the United States Internal Revenue Service (the "IRS") involving the consolidated U.S. federal income tax liability for the fiscal years 1986 through 1991 of the members of an affiliated group of corporations (the "Laidlaw Transportation U.S. Consolidated Tax Group") within the meaning of Section 1504(c) of the Internal Revenue Code ("IRC"), of which Laidlaw Transportation is the common parent corporation (which includes Laidlaw Transportation, Inc. ("Laidlaw Transportation"), those Laidlaw Acquired Businesses which are incorporated in the U.S. (the "LSW U.S. Subsidiaries"), and other U.S. subsidiaries of Laidlaw Transportation which were not acquired in the Laidlaw Acquisition). The Laidlaw Transportation U.S. Consolidated Tax Group has also received notice that fiscal years 1992, 1993 and 1994 will be examined regarding this issue. Under Treasury Regulations promulgated under Section 1502 of the IRC, each member of the Laidlaw Transportation U.S. Consolidated Tax Group including each LSW U.S. Subsidiary, is or could be severally liable for United States federal income tax liabilities of the entire Laidlaw Transportation U.S. Consolidated Tax Group, including all amounts at issue in the Tax Controversy which are ultimately determined to be owed.

     Allied has obtained an indemnity from Laidlaw and Laidlaw Transportation which covers the amounts at issue in the Tax Controversy for which any LSW U.S. Subsidiary may ultimately be found liable. The obligation of Laidlaw and Laidlaw Transportation to indemnify Allied in respect of amounts at issue in the Tax Controversy is a general, unsecured obligation of Laidlaw and Laidlaw Transportation. The ability of Laidlaw and Laidlaw Transportation to pay and fulfill such indemnification obligation will depend on the financial condition of Laidlaw and Laidlaw Transportation at the time of any required performance of such obligation, as to which Allied has no assurance.

IMPACT OF ADVERSE WEATHER CONDITIONS

     The collection and landfill operations of Allied could be adversely affected by protracted periods of inclement weather which delay the development of landfill capacity, the transfer of waste or reduce the volume of waste generated. There can be no assurance that protracted periods of inclement weather will not have a material adverse effect on Allied's future results of operations.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth Allied's ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the periods indicated:

                                                                                                   SIX
                                                                                                 MONTHS
                                                             YEAR ENDED DECEMBER 31,              ENDED
                                                      --------------------------------------    JUNE 30,
                                                      1992    1993    1994    1995     1996       1997
                                                      -----   -----   ----    -----   ------    ---------
Ratio of earnings to fixed charges.................   1.5x    1.4x     (1)    1.5x      (2)        1.3x
Ratio of earnings to fixed charges and preferred
  stock dividends..................................   1.3x    1.2x     (1)    1.1x      (2)        1.3x

---------------
(1) Earnings were insufficient to cover fixed charges and fixed charges and preferred stock dividends by $8,049,000 and $12,687,000, respectively.

(2) Earnings were insufficient to cover fixed charges and fixed charges and preferred stock dividends by $79,384,000 and $80,463,000, respectively.

     For purposes of calculating the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of income before taxes and fixed charges (exclusive of preferred stock dividends). For purposes of calculating both ratios, fixed charges include interest expense and capitalized interest.

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to Allied's Restated Certificate of Incorporation (the "Certificate"), the authorized capital stock of Allied consists of 200,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. The following description of certain of Allied's capital stock is a summary, does not purport to be complete or to give effect to applicable statutory or common law and is subject in all respects to the applicable provisions of the Certificate and the information herein is qualified in its entirety by this reference.

COMMON STOCK

     At June 30, 1997, Allied had outstanding 77,689,646 shares of Common Stock. Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which the stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. Subject to the terms of any outstanding series of preferred stock, the holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by Allied's Board of Directors out of funds legally available therefor. On liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock. Holders of Common Stock have no redemption, conversion or preemptive rights. The Common Stock is listed on the Nasdaq National Market tier of Nasdaq under the symbol "AWIN."

PREFERRED STOCK

     The particular terms of any series of Preferred Stock offered hereby will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption, retirement and sinking fund provisions and liquidation preferences, if any, of the Preferred Stock of each series will be fixed or designated pursuant to a certificate of designation adopted by the Board of Directors or a duly authorized committee thereof. The terms, if any, on which shares of any series of Preferred Stock are convertible or exchangeable into Common Stock will also be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of Allied, in which case the number of shares of Common Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement. The description of the terms of a particular series of Preferred Stock that will be set forth in the applicable Prospectus Supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to such series.

SPECIAL PROVISIONS OF THE CERTIFICATE AND DELAWARE LAW

     The provisions of the Certificate and Allied's Bylaws, as amended (the "Bylaws"), summarized in the succeeding paragraphs may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a stockholder.

     Pursuant to the Certificate, the Board of Directors may by resolution establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of Allied.

     The Bylaws provide that stockholders' nominations for the Board of Directors and proposals for other business to be transacted at stockholders' meetings must be timely received by Allied and must comply with specified form and content requirements. The Bylaws also provide that special meetings of stockholders may be called only by the Board or by a specifically authorized committee of the Board. The Certificate and the Bylaws provide that the Bylaws may be altered, amended or repealed by the Board of Directors.

     Limitation of Director Liability. Section 102(b)(7) of the Delaware General Corporation Law ("Section 102(b)") authorizes corporations to limit or to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate limits the liability of directors to Allied or its stockholders to the fullest extent permitted by Section 102(b). Specifically, directors of Allied will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Allied or its stockholders, (ii) for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Indemnification. To the maximum extent permitted by law, the Certificate and the Bylaws provide for mandatory indemnification of directors, officers, employees and agents of Allied against all expenses, liabilities and losses to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of Allied. In addition, Allied must advance or reimburse directors and officers and may advance or reimburse employees and agents for expenses incurred by them in connection with indemnifiable claims.

     Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers and controlling persons of Allied pursuant to the foregoing provisions, Allied has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Delaware Anti-Takeover Law. Section 203 of the Delaware General Corporation Law ("Section 203") generally provides that a stockholder, and the affiliates and associates of such stockholder, acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) in the corporation for a period of three years after the date on which the stockholder became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business

Combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Under Section 203, these restrictions will not apply to certain Business Combinations proposed by an Interested Stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the corporation's board of directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to such person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     Section 203 defines the term Business Combination to encompass a wide variety of transactions with or caused by an Interested Stockholder, including transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, such as mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest in the corporation directly or indirectly owned by the Interested Stockholder or transactions in which the Interested Stockholder receives certain other benefits.

     The provisions of Section 203, coupled with the Board's authority to issue preferred stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of Allied. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. Allied's stockholders, by adopting an amendment to the Certificate, may elect not to be governed by Section 203 effective 12 months after such adoption. Neither the Certificate nor the Bylaws exclude Allied from the restrictions imposed by Section 203.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

     The following description of the terms of Allied Debt Securities and the terms of the AWNA Debt Securities sets forth certain general terms and provisions of such Debt Securities. To the extent any terms described below apply specifically (i) to the Allied Debt Securities or the AWNA Debt Securities, specific references to "Allied Debt Securities" or "AWNA Debt Securities" will be made, otherwise references to "Debt Securities" shall be deemed to apply to both the Allied Debt Securities and the AWNA Debt Securities,
(ii) to the Senior Allied Debt Securities or the Senior AWNA Debt Securities, specific references to "Senior Allied Debt Securities" or "Senior AWNA Debt Securities" will be made, otherwise references to "Senior Debt Securities" shall be deemed to apply to both the Senior Allied Debt Securities and the Senior AWNA Debt Securities and (iii) to the Senior Subordinated Allied Debt Securities or the Senior Subordinated AWNA Debt Securities, specific references to "Senior Subordinated Allied Debt Securities" or "Senior Subordinated AWNA Debt Securities" will be made, otherwise references to "Senior Subordinated Debt Securities" shall be deemed to apply to both the Senior Subordinated Allied Debt Securities and the Senior Subordinated AWNA Debt Securities. The extent, if any, to which such general provisions do not apply to the Debt Securities offered by any Prospectus Supplement will be described in such Prospectus Supplement.

     The Senior Allied Debt Securities offered hereby are to be issued in one or more series under an Indenture (as amended or supplemented from time to time, the "Senior Allied Indenture") to be entered into between Allied and First Trust National Association, as trustee (the "Senior Allied Trustee"). The Senior Subordinated Allied Debt Securities offered hereby are to be issued in one or more series under an Indenture (as amended or supplemented, the "Senior Subordinated Allied Indenture) to be entered into between Allied and First Trust National Association, as trustee (the "Senior Subordinated Allied Trustee"). The Senior AWNA Debt Securities offered hereby are to be issued in one or more series under an Indenture (as amended or supplemented, the "Senior AWNA Indenture" and, together with the Senior Allied Indenture, the "Senior Indentures") to be entered into between AWNA, Allied, as guarantor, the Subsidiary Guarantors and First Trust National Association, as trustee (the "Senior AWNA Trustee" and, together with the Senior Allied Trustee, the Senior Trustees"). The Senior Subordinated AWNA Debt Securities offered hereby are to be issued in one or more series under an Indenture (as amended or supplemented, the "Senior Subordinated AWNA Indenture" and, together with the Senior Subordinated Allied Indenture, the "Senior Subordinated Indentures") to be entered into between AWNA, Allied, as guarantor, the Subsidiary Guarantors and First Trust National Association, as trustee (the "Senior Subordinated AWNA Trustee" and, together with the Senior Subordinated Allied Trustee, the "Senior Subordinated Trustees"). The Senior Indentures and the Senior Subordinated Indentures are referred to collectively herein as the "Indentures" and the Senior Trustees and the Senior Subordinated Trustees are referred to collectively herein as the "Trustees." Copies of the Indentures have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. The Indentures will be executed by the Company and the Trustees on or prior to the issuance of any Debt Securities thereunder.

     The terms of the Debt Securities include those stated in the applicable Indenture and those made a part of the applicable Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Debt Securities are subject to all such terms and the holders of Debt Securities are referred to the applicable Indenture and the TIA for a statement of such terms.

     The following summaries of certain provisions of each Indenture and the Debt Securities are not complete and are qualified in their entirety by reference to the provisions of each Indenture, including the definitions of capitalized terms used herein without definition. Numerical references in parentheses are to sections in the applicable Indenture and unless otherwise indicated capitalized terms have the meanings given them in the applicable Indenture.

GENERAL

     Unless otherwise specified in a Prospectus Supplement, (i) the Senior Debt Securities, when issued, will rank pari passu in right of payment with all other unsubordinated obligations of Allied or AWNA, as the case may be, and will rank senior in right of payment to all subordinated obligations of Allied or AWNA, as the case may be, (ii) the Senior Guarantees and the Allied Senior Guarantee, when issued, will rank pari passu in right of payment with all other unsubordinated obligations of the Guarantors and Allied, respectively, and will rank senior in right of payment to all subordinated obligations of the Guarantors, (iii) the Senior Subordinated Debt Securities, when issued, will be subordinate in right of payment to the prior payment in full of all Senior Debt (as defined herein) of Allied or AWNA, as the case may be, including all Senior Debt Securities of Allied or AWNA, as the case may be, and will rank pari passu in right of payment with all other senior subordinated obligations of Allied or AWNA, as the case may be, and (iv) the Senior Subordinated Guarantees and the Allied Senior Subordinated Guarantee, when issued, will be subordinate in right of payment to the prior payment in full of all Senior Debt of the Guarantors and Allied, respectively, including, in the case of Allied, all Senior Allied Debt Securities, and will rank pari passu in right of payment with all other senior subordinated obligations of the Guarantors and Allied, respectively. Holders of secured obligations of Allied, AWNA and the Guarantors, including secured Allied Debt Securities, secured AWNA Debt Securities and secured Guarantees, respectively, will, however, have claims that are prior to the claims of holders of unsecured Allied Debt Securities, AWNA Debt Securities and Guarantees, respectively with respect to the assets securing such secured obligations. Allied conducts its operations through AWNA, which is subject, under certain of its debt instruments, to certain restrictions on its ability to pay funds to Allied. All Allied Debt Securities and Guarantees of Allied will effectively be subordinate in right of payment to the prior payment in full of all indebtedness of Allied's subsidiaries and all other obligations and other liabilities, including trade payables, of Allied's subsidiaries, including all AWNA Debt Securities.

     The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of Debt Securities, do not limit the incurrence or issuance of other secured or unsecured debt of Allied or AWNA, as the case may be, whether under any of the Indentures, or any other indenture that Allied or AWNA, as the case may be, may enter into in the future or otherwise. See "-- Subordination under the Senior Subordinated Indentures" and the Prospectus Supplement relating to any offering of Senior Subordinated Securities.

     The Debt Securities will be issuable in one or more series pursuant to an indenture supplement to the applicable Indenture, a certificate of officers of Allied or AWNA, as the case may be, or a resolution of Allied's, or AWNA's, as the case may be, Board of Directors or a committee thereof. Section 2.1 of each Indenture.

     Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for a description of the specific series of Debt Securities being offered thereby, including: (1) the title of such Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities is payable or the method or methods of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, and the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable or at which Debt Securities may be surrendered for registration of transfer or exchange; (8) the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the other terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of Allied or AWNA, as the case may be, (9) the obligation, if any, of Allied or AWNA, as the case may be, to redeem or purchase such Debt

Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a holder thereof and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) the denominations in which such Debt Securities are authorized to be issued; (11) the currency or currency unit, if other than in United States dollars, in which Debt Securities may be denominated and/or the currency or currencies, if other than in United States dollars, (including currency unit or units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and whether Allied or AWNA, as the case may be, or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currencies (including currency unit or units) other than that in which such Debt Securities are stated to be payable; (12) if the amount of principal of, or any premium or interest on, any of such Debt Securities shall be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts will be determined; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (14) provisions, if any, granting special rights to the holders of Debt Securities upon the occurrence of such events as may be specified; (15) any addition to, or modification or deletion of, any Event of Default or any covenant of Allied, AWNA or any Guarantor, as the case may be, specified in the applicable Indenture with respect to such Debt Securities; (16) the circumstances under which Allied, AWNA or any Guarantor, as the case may be, will pay additional amounts on the Debt Securities held by non-U.S. persons in respect of taxes, assessments or similar charges; (17) whether the Debt Securities will be issued in registered or bearer form or both; (18) the applicability, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities;
(19) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary or its nominee, if any, for such global security or securities and whether beneficial owners of interests in the global security may exchange such interests for certificated Debt Securities to be registered in the names of or to be held by such beneficial owners or their nominees; (20) whether such Debt Securities are secured or unsecured and, if secured, the security and related terms in connection therewith; (21) the terms and conditions, if any, upon which such Debt Securities may be converted or exchanged into or for Common Stock or Preferred Stock of Allied; (22) any restrictions on the registration, transfer or exchange of the Debt Securities; (23) the forms of the Debt Securities and interest coupons, if any; (24) the identity (if other than the Trustee) of the Registrar and any Paying Agent; and (25) any other terms pertaining to such Debt Securities. Subject to any controlling provision of the TIA, in the event of any inconsistency between the terms of the applicable Indenture and the terms applicable to a series of Debt Securities established by an indenture supplement, officers' certificate or board resolution, the terms established by the indenture supplement, officers' certificate or board resolution shall prevail. (Section 3.1 of each Indenture) Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange.

     The number of shares of Common Stock or Preferred Stock that will be issuable upon the conversion or exchange of any Debt Securities issued with conversion or exchange provisions will be adjusted to prevent dilution resulting from stock splits, stock dividends or similar transactions, and the nature and amount of the securities, assets or other property to be received upon the conversion or exchange of such Debt Securities will be changed as necessary in the event of any consolidation, merger, combination or similar transaction. The specific provisions will be set forth in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities in registered form will be issued in denominations of U.S.$1,000 or any integral multiples of U.S.$1,000 and Debt Securities in bearer form will be issued in denominations of U.S.$5,000 or any integral multiples of U.S.$5,000. (Section 3.2 of each Indenture) Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and material U.S. federal income tax considerations, applicable to any such Debt Securities and to payments in respect of and transfers and exchanges of such Debt Securities will be described in the applicable Prospectus Supplement. Debt Securities in bearer form will be transferable by delivery. (Section 3.5 of each Indenture)

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Material U.S. federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, material U.S. federal income tax considerations and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

     If any index is used to determine the amount of payments of principal of, premium, if any, or interest, if any, on any series of Debt Securities, material U.S. federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

     The general provisions of the Indentures do not afford holders of the Debt Securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving Allied that may adversely affect holders of the Debt Securities.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at such office or agency of Allied or AWNA, as the case may be, maintained for that purpose as Allied or AWNA, as the case may be, may designate from time to time, except that, at the option of Allied or AWNA, as the case may be, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the holders of the Debt Securities entitled thereto as specified in the Register. (Sections 3.7(a) and 9.2 of each Indenture) Each payment in respect of the Debt Securities shall be considered to have been made on the date such payment is due if there shall have been sent to the Trustee or paying agent by wire transfer (received by no later than the close of business on such due date), or the Trustee or paying agent otherwise holds, on such due date sufficient funds designated therefor to make such payment. (Section 9.1 of each Indenture) Unless otherwise indicated in an applicable Prospectus Supplement, scheduled payments of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 3.7(a) of each Indenture)

     Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as Allied or AWNA, as the case may be, may appoint from time to time. The paying agents outside the United States, if any, initially appointed by Allied or AWNA, as the case may be, for a series of Debt Securities will be named in the Prospectus Supplement. Unless otherwise provided in the applicable Prospectus Supplement, Allied or AWNA, as the case may be, may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable in registered form, Allied or AWNA, as the case may be, will be required to maintain at least one office or agency where such Debt Securities may be presented or surrendered for payment in each Place of Payment for such series and if Debt Securities of a series are issuable in bearer form, Allied or AWNA, as the case may be, will be required to maintain at least one office or agency in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.2 of each Indenture)

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the office or agency of Allied or AWNA, as the case may be, maintained for such purpose by Allied or AWNA, as the case may be. (Sections 3.5 and 9.2 of each Indenture) Debt Securities may be transferred or exchanged without service charge, although Allied or AWNA, as the case may be, may require a holder to pay any tax or other governmental charge imposed in connection therewith. (Section 3.5 of each Indenture)

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security"). Each Registered Global Security will be registered in the name of a depositary (the "Depositary") or a nominee for the Depositary identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof and any such other matters as may be provided for pursuant to the applicable Indenture. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. (Section 3.3 of each Indenture) Unless and until it is exchanged in whole or in part for Debt Securities in certificated form, a Registered Global Security may not be transferred or exchanged except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary, or except in the circumstances described in the applicable Prospectus Supplement. (Section 3.5 of each Indenture)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement.

     Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depositary for such Registered Global Security, the Depositary will credit on its book-entry registration and transfer system the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("Participants") that have accounts with the Depositary. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by Allied or AWNA, as the case may be, if such Debt Securities are offered and sold directly by Allied or AWNA, as the case may be. Ownership of beneficial interests in a Registered Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons who hold through Participants will be shown on, and the transfer of such beneficial interests within such Participants will be effected only through, records maintained by such Participants.

     So long as the Depositary for a Registered Global Security, or its nominee, is the owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Security represented by such Registered Global Security for all purposes under each Indenture. (Section 3.8 of each Indenture) Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under such Indenture. Each of Allied and AWNA understands that under existing industry practices, if it requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any instruction or action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such instruction or action, and such Participants would authorize beneficial owners owning through such Participants to give or take such instruction or action or would otherwise act upon the instructions of beneficial owners holding through them.

     Unless otherwise specified in the Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on the Debt Securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. Each of Allied and AWNA expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal or interest in respect of such Registered Global Security, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Registered Global Security as shown on the records of the Depositary. Each of Allied and AWNA also expects that payments by Participants to owners of beneficial interests in such Registered Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities in bearer form held for the accounts of customers or registered in "street name," and will be the responsibility of such Participants. None of Allied, AWNA, any Guarantor, the respective Trustees or any agent of Allied, AWNA, any Guarantor or the respective Trustees shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 3.8 of each Indenture)

     Unless otherwise specified in the applicable Prospectus Supplement, if the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary of such Registered Global Security or becomes ineligible to act as such and a successor depositary is not appointed by Allied or AWNA, as the case may be, prior to the resignation of the Depositary and, in any event, within 90 days after receiving notice or becoming aware of such ineligibility, Allied or AWNA, as the case may be, will issue Debt Securities in certificated form in exchange for such Registered Global Security. In addition, Allied or AWNA, as the case may be, in its sole discretion may at any time determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in certificated form in exchange for all of the Registered Global Securities representing such series of Debt Securities. (Section 3.5 of each Indenture)

     The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depositary, or with a nominee for such depositary, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. (Section 3.4 of each Indenture) The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     Allied or AWNA, as the case may be, (i) may not, and may not permit any Restricted Subsidiary to, consolidate with or merge into any Person, in the case of a Restricted Subsidiary, in a transaction in which such Restricted Subsidiary remains a Restricted Subsidiary, unless such Restricted Subsidiary consolidates with or merges into a Wholly Owned Restricted Subsidiary; (ii) may not permit any Person other than a Wholly Owned Restricted Subsidiary to consolidate with or merge into Allied or AWNA, as the case may be, or any Restricted Subsidiary (in a transaction in which such Restricted Subsidiary remains a Restricted Subsidiary); (iii) may not, directly or indirectly, in one or a series of transactions, transfer, convey, sell, lease or otherwise dispose of all or substantially all of the properties and assets of Allied or AWNA, as the case may be, and its Subsidiaries on a consolidated basis; (iv) may not, and may not permit any Restricted Subsidiary of Allied or AWNA, as the case may be, to, acquire Capital Stock of or other ownership interests in any other Person such that such other Person becomes a Restricted Subsidiary unless, in each case (i),
(ii), (iii) and (iv) above:

          (i) in a transaction (or series) in which Allied or AWNA, as the case may be, does not survive or in which Allied or AWNA, as the case may be, transfers, conveys, sells, leases or otherwise disposes of all or substantially all of its properties and assets, the successor entity is a corporation, partnership, limited liability company or trust and is organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and expressly assumes, by a supplemental indenture executed and delivered to the applicable Trustee in form satisfactory to the Trustee, all of Allied's or AWNA's, as the case may be, obligations under the applicable Indenture;
     (ii) immediately after giving effect to such consolidation, merger, sale, transfer or lease, no Default or Event of Default under the applicable Indenture exists and (iii) with respect to any series of Debt Securities, Allied, AWNA or such Guarantor, as the case may be, satisfies such other conditions, if any, established with respect to such series of Debt Securities pursuant to and in accordance with Section 3.1 of the applicable Indenture. (Section 7.1 of each Indenture) Nothing contained in the Senior AWNA Indenture or the Senior AWNA Debt Securities or in the Senior Subordinated AWNA Indenture or the Senior Subordinated AWNA Debt Securities shall prevent any consolidation or merger of a Subsidiary Guarantor with or into AWNA or a Guarantor or shall prevent any sale or conveyance of the property of a Subsidiary Guarantor as an entirety or substantially as an entirety to Allied or a Guarantor. (Section 15.3 of the AWNA Senior Indenture and Section 16.3 of the AWNA Senior Subordinated Indenture).

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     Except as otherwise provided in a Prospectus Supplement relating to the Debt Securities of a particular series, Events of Default with respect to Debt Securities of any series are defined in each Indenture as (a) default in the payment of any interest on any Debt Security of that series or any interest coupon appertaining thereto, and the continuance of such default for a period of 30 days; (b) default in the payment of any installment of the principal of or any premium on any Debt Security of that series when due, whether at maturity, upon redemption, by declaration or otherwise or in the payment of a mandatory sinking fund payment when and as due by the forms of the Debt Securities of that series; (c) default in the deposit of any sinking fund payment, when as and if due by the terms of a Debt Security of that series; (d) failure to perform any other covenant or warranty of Allied, AWNA or any Guarantor, as the case may be, in the applicable Indenture or the applicable Debt Securities, continued for 60 days after written notice from Holders of at least 10% in principal amount of the outstanding applicable Debt Securities as provided in the applicable Indenture; (e) a default or defaults under any bonds, debentures, notes or other evidences of, or obligations constituting, Debt of Allied or any Restricted Subsidiary of Allied, AWNA or any Guarantor or any Restricted Subsidiary of AWNA, as the case may be, or under any mortgages, indentures, instruments or agreements under which there may be issued or existing or by which there may be secured or evidenced any Debt of Allied or any Restricted Subsidiary of Allied, AWNA or any Guarantor or any Restricted Subsidiary of AWNA, as the case may be, in each case with a principal or similar amount then outstanding, individually or in the aggregate, in excess of $25 million, whether such Debt now exists or is hereafter created, which default or defaults constitute a failure to pay any portion of the principal or similar amount of such Debt when due and payable after the expiration of any applicable grace period with respect thereto or results in such Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable;

(f) the rendering of a final judgment or judgments (not subject to appeal) against Allied or any of the Restricted Subsidiaries of Allied, AWNA or any Guarantor or any Restricted Subsidiary of AWNA, as the case may be, in an aggregate amount in excess of $25 million which remains or remain unstayed, undischarged or unbonded for a period of 60 days thereafter; and (g) certain events of bankruptcy, insolvency and reorganization of Allied, AWNA or any Guarantor, as the case may be. (Section 5.1 of each Indenture) Events of Default with respect to a specified series of Debt Securities may be deleted from or added to the Indenture or may be modified and, if so deleted, added or modified, will be described in the applicable Prospectus Supplement. (Sections 3.1 and 5.1 of each Indenture)

     Each Indenture provides that the relevant Trustee will, within 90 days after the occurrence of a Default that is continuing with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; provided that except in the case of a Default in payment of principal, premium, if any, or interest on the Debt Securities of that series, such Trustee shall be protected in withholding such notice if it in good faith determines that withholding such notice is in the interests of holders of the Debt Securities of that series. (Section 6.2 of each Indenture) "Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default. (Section 1.1 of each Indenture)

     Each Indenture provides that, if an Event of Default specified therein (other than an Event of Default of the type described in clause (g) of the second preceding paragraph) occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all outstanding Debt Securities of that series (calculated as provided for in each Indenture) may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest, if any, on all the Debt Securities of that series to be due and payable and upon such declaration, such principal (or, in the case of Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and interest, if any, shall be immediately due and payable. If an Event of Default of the type described in clause (g) of the second preceding paragraph occurs with respect to the Debt Securities of any series and is continuing, then the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, the applicable portion of such principal amount) and accrued interest, if any, on all the Debt Securities of that series shall be immediately due and payable without any declaration or act on the part of the Trustee for such series or any holder of such Debt Securities. If the principal of and interest on Senior Subordinated Securities is accelerated as described in this paragraph, the payment of such principal and interest shall remain subordinated to the extent provided in Article 15 of the Senior Subordinated Indentures. (Section 5.2 of each Indenture)

     Each Indenture provides that the holders of not less than a majority in aggregate principal amount of any series of Debt Securities by written notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security or with respect to a covenant or provision that cannot be amended or modified without consent of each holder of such series of Debt Securities affected. (Section 5.7 of each Indenture)

     Reference is made to the Prospectus Supplement relating to each series of Debt Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     Each Indenture provides that, if a Default or an Event of Default shall have occurred and be continuing, the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. (Section 5.8 of each Indenture)

     Each Indenture includes a covenant that Allied, or AWNA, as the case may be, will file annually with the relevant Trustee a certificate as to the presence or absence of certain defaults under the terms of such Indenture. (Section 9.5 of each Indenture)

MODIFICATION AND WAIVER

     Each Indenture contains provisions permitting Allied, AWNA and the Guarantors, as the case may be, and the relevant Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another entity to Allied, AWNA or any Guarantor, as the case may be, and the assumption of the covenants and obligations of Allied, AWNA or any Guarantor, as the case may be, under the Debt Securities and such Indenture by such successor to Allied, AWNA or any Guarantor, as the case may be; (ii) to add to the covenants of Allied, AWNA or any Guarantor, as the case may be, for the benefit of the holders of all or any series of Debt Securities or surrender any right or power conferred on Allied, AWNA or any Guarantor, as the case may be, by such Indenture; (iii) to add additional Events of Default with respect to all or any series of Debt Securities; (iv) to add to or change any provisions to such extent as necessary to facilitate the issuance or administration of Debt Securities in bearer form or to facilitate the issuance or administration of Debt Securities in global form; (v) to change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure any series of Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to evidence and provide for successor Trustees or to add or change any provisions of such Indenture to such extent as necessary to permit or facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) to permit payment in respect of Debt Securities in bearer form in the United States to the extent allowed by law; (x) to cure any ambiguity, to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under such Indenture which shall not be inconsistent with the provisions of such Indenture, provided that any such action does not adversely affect in any material respect the interests of any holder of Debt Securities of any series then outstanding; (xi) to make provision with respect to any conversion or exchange rights of holders not adverse to the holders of any Debt Securities of any series then outstanding with such conversion or exchange rights, including providing for the conversion or exchange of Debt Securities into Common Stock or Preferred Stock of Allied; or
(xii) to effect the qualification of such Indenture under the TIA or to add provisions expressly required under the TIA. (Section 8.1 of each Indenture)

     Each Indenture also contains provisions permitting Allied, or AWNA and the Guarantors, as the case may be, and the relevant Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such supplemental indenture, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that, without the consent of the holder of each Debt Security so affected, no such supplemental indenture may: (i) change the time for payment of principal or premium, if any, or interest on any Debt Security; (ii) reduce the principal on any Debt Security, or change the manner in which the amount of principal or premium, if any, or interest thereon is determined; (iii) reduce the interest rate, or reduce the amount of premium, if any, payable upon the redemption of any Debt Security or change the manner in which the amount of the premium, if any, or interest is determined; (iv) reduce the amount of principal payable upon declaration of acceleration of the maturity of any Original Issue Discount Security or Indexed Security; (v) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after such payment has become due (or, in the case of redemption, on or after the Redemption Date); (vii) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults thereunder, or reduce the quorum or voting requirements applicable to meetings of holders of Debt Securities; (viii) change the obligation of Allied or AWNA, as the case may be, to maintain an office or agency in the places and for the purposes specified in such Indenture; (ix) in the case of the Senior Subordinated Indenture, modify the subordination provisions thereof in a manner adverse to the holders of Senior Subordinated Securities of any series then outstanding; (x) modify the provisions that set forth the provisions in each Indenture that may not be changed without the consent of the holder of each Debt Security affected thereby or (xi) make any change adversely affecting any rights of the holders to convert or exchange convertible or exchangeable Debt Securities. (Section 8.2 of each Indenture)

     The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may waive compliance by Allied, or AWNA or any Guarantor, as the case may be, with certain restrictive provisions of the applicable Indenture (Section 9.6 of each Indenture). The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the applicable Indenture which cannot be amended or modified without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 5.7 of each Indenture)

SUBORDINATION UNDER THE SENIOR SUBORDINATED INDENTURES

     The payment of the principal of (and premium, if any) and interest on the Senior Subordinated Debt Securities will, in certain circumstances as set forth in the applicable Senior Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt of Allied or AWNA, as the case may be. Upon any payment or distribution of assets of Allied or AWNA, as the case may be, to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets and liabilities or any bankruptcy, insolvency or similar proceedings of Allied or AWNA, as the case may be, the holders of Senior Debt of Allied or AWNA, as the case may be, will be entitled to receive payment in full of the principal of (and premium, if any) and interest on such Senior Debt, including all amounts due or to become due on all such Senior Debt, or provision will be made for payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of such Senior Debt, before the holders of Senior Subordinated Debt Securities of Allied or AWNA, as the case may be, are entitled to receive any Securities Payments. "Securities Payment" means any payment or distribution of any kind, whether in cash, property or securities (including any payment or distribution deliverable by reason of the payment of any other Debt subordinated to the Senior Subordinated Debt Securities) on account of the principal of (and premium, if any) or interest on the Senior Subordinated Debt Securities or on account of the purchase or redemption or other acquisition of Senior Subordinated Debt Securities by Allied, AWNA or any subsidiary of Allied. In the event that, notwithstanding the foregoing, the applicable Senior Subordinated Trustee or the holder of any Senior Subordinated Debt Securities receives any Securities Payment before all Senior Debt of Allied, or AWNA, as the case may be, is paid in full or payment thereof is provided for in cash or cash equivalents or otherwise in a manner satisfactory to the holders of such Senior Debt, then and in such event such Debt Securities Payment will be required to be paid over or delivered forthwith to the holders of Senior Debt for application to the payment of all Senior Debt of Allied or AWNA, as the case may be, remaining unpaid, to the extent necessary to pay such Senior Debt in full. (Sections 15.1 and 15.2 of the Senior Subordinated Allied Indenture and the Senior Subordinated AWNA Indenture)

     Allied or AWNA, as the case may be, may not make any Securities Payments if there has occurred and is continuing a default in the payment of the principal of (or premium, if any) or interest on Senior Debt of Allied or AWNA, as the case may be, or if there has occurred and is continuing any event of default with respect to Senior Debt of Allied or AWNA, as the case may be, which has resulted in such Senior Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable (a "Senior Payment Default"). In addition, if any default (other than a Senior Payment Default), with respect to any Senior Debt of Allied or AWNA, as the case may be, permitting after notice or lapse of time (or both) one or more holders thereof (or a trustee or agent on behalf thereof) to accelerate the maturity thereof (a "Senior Nonmonetary Default") has occurred and is continuing and Allied or AWNA, as the case may be, and the applicable Senior Subordinated Trustee have received written notice thereof from any holder or holders of Senior Debt of AWNA with a principal amount in excess of $50 million, then Allied may not make any Securities Payments for a period (a "blockage period") commencing on the date Allied or AWNA, as the case may be, and the applicable Senior Subordinated Trustee receive such written notice and ending on the earlier of (x) the 179th day after such date and (y) the date if any, on which the Senior Debt of Allied or AWNA, as the case may be, to which such default relates is discharged or such default is waived or otherwise cured and any acceleration of Senior Debt of the Company shall have been rescinded or annulled. (Section 15.3 of the Senior Subordinated Allied Indenture and the Senior Subordinated AWNA Indenture)

     In any event, not more than one blockage period with respect to any Senior Subordinated Debt Securities may be commenced during any period of 360 consecutive days. No Senior Payment Default or Senior Nonmonetary Default that existed or was continuing on the date of commencement of any blockage period with respect to the Senior Debt of Allied or AWNA, as the case may be, will be, or can be, made the basis for the commencement of a subsequent blockage period, unless such default has been cured for a period of not less than 90 consecutive days. In the event that, notwithstanding the foregoing, Allied or AWNA, as the case may be, makes any Securities Payment to the applicable Senior Subordinated Trustee or any holder of the applicable Senior Subordinated Debt Securities prohibited by the subordination provisions, then and in such event such Debt Securities Payment will be required to be paid over and delivered forthwith to the holders of the Senior Debt of Allied or AWNA, as the case may be. (Section
15.3 of the Senior Subordinated Allied Indenture and the Senior Subordinated AWNA Indenture)

     By reason of such subordination, in the event of insolvency, creditors of Allied or AWNA, as the case may be, who are not holders of Senior Debt of Allied or AWNA, as the case may be, or of the applicable Senior Subordinated Debt Securities may recover less, ratably, than holders of such Senior Debt and may recover more, ratably, than the holders of the applicable Senior Subordinated Debt Securities.

     "Senior Debt" means, except as otherwise provided in a Prospectus Supplement relating to any series of Debt Securities, (i) with respect to AWNA, Debt created pursuant to the Amended Bank Agreement, (ii) with respect to Allied or AWNA, as the case may be, any Restricted Subsidiary of Allied or AWNA, as the case may be, or, in the case of the Senior Subordinated AWNA Indenture, any Guarantor, (a) every obligation of such Person for money borrowed, (b) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (c) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (d) every Capital Lease Obligation of such Person and (e) every net payment obligation of such Person under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements at the time of determination, whether Incurred on or prior to the date of the applicable Indenture or thereafter Incurred, (iii) with respect to Allied or AWNA, as the case may be, any Restricted Subsidiary of Allied or AWNA, as the case may be, or, in the case of the Senior Subordinated AWNA Indenture, any Guarantor, guarantees by such person of Senior Debt, and in the case of Allied or any Restricted Subsidiary of Allied, any guarantees by such person of AWNA's obligations under the Amended Bank Agreement, and (iv) amendments, modifications, renewals, extensions, refinancings and refundings of any such Debt; provided, however, the following shall not constitute Senior
Debt: (A) any Debt owed to a Person when such Person is a Subsidiary of Allied or AWNA, as the case may be, (B) any Debt which by the terms of the instrument creating or evidencing the same is pari passu or subordinate in right of payment to the applicable Senior Subordinated Debt Securities, (C) any Debt incurred in violation of the applicable Indenture or (D) any Debt which is subordinate in right of payment in any respect to any other Debt of Allied or AWNA, as the case may be. For purposes of this definition, "Debt" includes any obligation to pay principal, premium (if any), interest, penalties, reimbursement or indemnity amounts, fees and expenses (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Allied or AWNA, as the case may be, whether or not a claim for post-petition interest is allowed in such proceeding).

     "Restricted Subsidiary" means, with respect to any series of Debt Securities, any Subsidiary of Allied or AWNA, as the case may be, which is not an Unrestricted Subsidiary (as defined in any Prospectus Supplement relating to any series of Debt Securities) with respect to such series of Debt Securities upon the issuance of such series of Debt Securities.

     The subordination provisions described above will cease to be applicable to the applicable Senior Subordinated Debt Securities upon any defeasance or covenant defeasance of such Senior Subordinated Debt Securities as described under "-- Defeasance and Covenant Defeasance."

     The Senior Subordinated Indentures place no limitation on the amount of additional Senior Debt that may be incurred by Allied or AWNA, as the case may be. Allied and AWNA expect from time to time to incur additional indebtedness constituting Senior Debt.

GUARANTEES

     Allied and the Subsidiary Guarantors will, jointly and severally, on a senior basis, unconditionally guarantee (the "Senior Guarantees") the due and punctual payment of principal of (and premium, if any) and interest on the Senior AWNA Debt Securities. Allied and the Subsidiary Guarantors will, jointly and severally, on a senior subordinated basis, unconditionally guarantee (the "Senior Subordinated Guarantees") the due and punctual payment of principal of (and premium, if any) and interest on the Senior Subordinated AWNA Debt Securities, when and as the same shall become due and payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. The Subsidiary Guarantors' obligations under the Senior Guarantees and the Senior Subordinated Guarantees will be unconditionally guaranteed on a senior and senior subordinated basis, respectively, by Allied (the "Allied Senior Guarantee" and "Allied Senior Subordinated Guarantee," respectively, and, together with the Senior Guarantees and the Senior Subordinated Guarantees, the "Guarantees"). As of the date of this Prospectus, the Subsidiary Guarantors constitute all of the direct and indirect subsidiaries of AWNA.

     The Senior Guarantees and the Allied Senior Guarantee, when issued, will rank pari passu in right of payment with all other unsubordinated obligations of the Guarantors and Allied, respectively, and will rank senior in right of payment to all subordinated obligations of the Guarantors and Allied, respectively. The Senior Subordinated Guarantees and the Allied Senior Subordinated Guarantee, when issued, will be subordinate in right of payment to the prior payment in full of all Senior Debt of the Guarantors and Allied, respectively, including, in the case of Allied, all Senior Allied Debt Securities, and will rank pari passu in right of payment with all other senior subordinated obligations of the Guarantors and Allied, respectively. No payment will be made by any Guarantor under its Senior Subordinated Guarantee or by Allied on its Allied Senior Subordinated Guarantee in respect of the Senior Subordinated AWNA Debt Securities during any period that payments by AWNA on the Senior Subordinated AWNA Debt Securities are suspended by the subordination provisions of the Senior Subordinated AWNA Indenture. (Sections 15.1, 15.2 and
15.3 of the Allied Senior Subordinated Indenture and Sections 16.1, 16.2 and
16.3 of the AWNA Senior Subordinated Indenture.)

     The Guarantees will remain in effect with respect to each Guarantor until the entire principal of, premium, if any, and interest on the applicable AWNA Debt Securities shall have been paid in full or otherwise discharged in accordance with the provisions of the applicable Indenture; provided, however, that (i) with respect to each Guarantor, if the applicable AWNA Debt Securities are defeased and discharged as described under "-- Defeasance and Discharge," or (ii) with respect to each Subsidiary Guarantor, such Subsidiary Guarantor (x) ceases to be a Restricted Subsidiary or (y) all or substantially all of the assets of such Subsidiary Guarantor or all of the capital stock of such Subsidiary Guarantor is sold (including by issuance, merger, consolidation or otherwise) by the Company or any of its Subsidiaries in a transaction in accordance with the Indenture, then in each case of (i) and (ii) above, such Guarantor or the corporation acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) shall be released and discharged from the applicable Guarantee obligations.

     Subject to payment in full of all Senior Debt of any Guarantor, the rights of the holders of the Senior Subordinated AWNA Debt Securities under the related Senior Subordinated Guarantees of such Guarantor and Allied Senior Subordinated Guarantee of Allied will be subrogated to the rights of the holders of such Senior Debt to receive payments or distributions of cash, property or securities of the Guarantor or Allied, as the case may be, applicable to Senior Debt of such Guarantor or Allied, as the case may be.

     Because Allied is a holding company, the rights of its creditors, including the Holders of the AWNA Debt Securities in the event the Guarantees are enforced, to share in the distribution of the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent Allied may itself be a creditor with recognized claims against the subsidiary. See "-- General" above.

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance and Discharge. Unless otherwise provided in the applicable Prospectus Supplement relating to the Debt Securities of a particular series, Allied or AWNA, as the case may be, will be discharged from any and all obligations in respect of the Debt Securities of, or within, any series (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to convert or exchange Debt Securities, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the relevant Trustee, in trust, of money and/or Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay (x) the principal of, premium, if any, and each installment of interest on such Debt Securities at the maturity of such payments and (y) any mandatory sinking fund payments applicable to such series on the day on which such payments are due and payable in accordance with the terms of the applicable Indenture and such Debt Securities. (Sections 3.1 and 4.4 of each Indenture) Such a trust may only be established if, among other things, Allied or AWNA, as the case may be, has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel provides that Holders of the Outstanding Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; (ii) no Event of Default (or event that with the passing of time or the giving of notice, or both, will constitute an Event of Default) shall have occurred or be continuing;
(iii) Allied or AWNA, as the case may be, has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the Trust so created to be subject to the Investment Company Act of 1940; and
(iv) certain other customary conditions precedent are satisfied. (Section 4.6 of each Indenture)

     Defeasance of Certain Covenants and Certain Events of Default. Unless otherwise provided in the applicable Prospectus Supplement relating to the Debt Securities of a particular series, upon the deposit with the relevant Trustee, in trust, of money and/or Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount sufficient to pay the principal of, premium, if any, and each installment of interest on such Debt Securities and any mandatory Sinking Fund payments applicable to such series on the day on which such payments are due and payable in accordance with the terms of such Indenture and such Debt Securities, Allied, or AWNA and the Guarantors, as the case may be, may omit to comply with certain covenants applicable to the Debt Securities of, or within, any series and the occurrence of any Event of Default described in clause (d) or clause (e) under the caption "Events of Default, Notice and Certain Rights on Default" above or any additional Event of Default established with respect to such series of Debt Securities pursuant to
Section 3.1 of the applicable Indenture, shall not be deemed to be a Default or Event of Default under such Indenture and such Debt Securities. The obligations of Allied, or AWNA and the Guarantors, as the case may be, under such Indenture and such Debt Securities, other than with respect to the covenants referred to above, and the Events of Default, other than the Events of Default referred to above, shall remain in full force and effect. (Sections 3.1 and 4.5 of each Indenture) Such a trust may only be established if, among other things, Allied or AWNA, as the case may be, (i) has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default (or event that with the passing of time or the giving of notice, or both, will constitute an Event of Default) shall have occurred or be continuing; (iii) Allied or AWNA, as the case may be, has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (iv) certain other customary conditions precedent are satisfied. (Section 4.6 of each Indenture)

     In addition, with respect to the Senior Subordinated Indentures, in order to be discharged or omit compliance with certain covenants as described above, no default in the payment of principal of, premium, if any, or interest on any Senior Debt shall have occurred and be continuing and no other event of default with respect to any Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable. (Section 4.6 of each Senior Subordinated Indenture)

     In the event Allied, or AWNA and the Guarantors, as the case may be, exercise its or their option to omit compliance with certain covenants of the Indenture with respect to such Debt Securities as described in the preceding paragraphs and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clause (d) or (e) under the caption "Events of Default, Notice and Certain Rights on Default" above, the amount of money and Government Obligations on deposit with the relevant Trustee will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, Allied, or AWNA and the Guarantors, as the case may be, would remain liable for any such deficiency.

NOTICES

     Notices to holders of registered Debt Securities will be given by mail to the addresses of such holders as they may appear in the Register. Notes to holders of Bearer Securities will be sufficiently given if published twice in any newspaper authorized by the applicable Indenture in New York, New York and in such other cities, if any, as shall be specified for such series. (Section
1.6 of each Indenture)

OWNER OF DEBT SECURITIES

     Unless otherwise provided in the applicable Prospectus Supplement relating to the Debt Securities of a particular series, Allied, or AWNA and the Guarantors, as the case may be, the applicable Trustee and any agent of Allied, or AWNA and the Guarantors, as the case may be, or the applicable Trustee, may treat the person in whose name a Debt Security in registered form is registered, and may treat the bearer of a Debt Security in bearer form, as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of receiving payment and for all other purposes. (Section 3.8 of each Indenture)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12 of each Indenture)

THE TRUSTEE

     First Trust National Association, a national banking association, is the Trustee under each of the Indentures. First Trust National Association is also the Trustee under the Indenture dated as of May 15, 1997 (the "11.30% Indenture") relating to Allied's 11.30% Senior Discount Notes due 2007 and the Indenture dated as of December 1, 1996 (the "10 1/4% Indenture") relating to AWNA's 10 1/4% Senior Subordinated Notes due 2006. Pursuant to the provisions of the TIA, upon a default under any of the Senior Indentures, the Subordinated Indentures, the 11.30% Indenture or the 10 1/4% Indenture, First Trust National Association may be deemed to have a conflicting interest, by virtue of its acting as the Trustee under each of the Indentures, thereby requiring it to resign and be replaced by a successor Trustee under one or more of the Indentures, the 11.30% Indenture or the 10 1/4% Indenture.

                            DESCRIPTION OF WARRANTS

     Allied may issue Warrants, including Warrants to purchase Allied Debt Securities ("Debt Warrants"), Preferred Stock or Common Stock. Warrants may be issued independently or together with any such securities of Allied and may be attached to or separate from such securities of Allied. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between Allied and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Warrants being offered pursuant thereto. The description of the terms of the Warrants that are set forth below and that will be set forth in the applicable Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the Warrant Agreement and warrant certificate relating to such Warrants.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the warrant certificates representing such Debt Warrants, including the following: (i) the specific designation of such Debt Warrants; (ii) the Debt Securities of Allied for which such Debt Warrants are exercisable; (iii) the aggregate number of such Debt Warrants; (iv) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price or prices at which such Debt Warrants will be issued; (v) the procedures and conditions relating to the exercise of such Debt Warrants; (vi) the designation and terms of any related Debt Securities of Allied with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (vii) the date, if any, on and after which such Debt Warrants and the related securities of Allied will be separately transferable; (viii) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (ix) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (x) if applicable, a discussion of material United States Federal income tax considerations; (xi) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants; and (xii) the terms of the securities of Allied purchasable upon exercise of such Debt Warrants. Prior to the exercise of their Debt Warrants, holders of Debt Warrants exercisable for Debt Securities will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

OTHER WARRANTS

     Allied may issue other Warrants. The applicable Prospectus Supplement will describe the following terms of any such other Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the securities (whether Preferred Stock or Common Stock) for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued;
(iv) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Warrants are issued, and the number of such Warrants issued with each such share of Preferred Stock or Common Stock; (v) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (vi) if applicable, a discussion of material United States Federal income tax considerations; and
(vii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants. The applicable Prospectus Supplement will also set forth (a) the amount of securities called for by such Warrants, and, if applicable, the amount of Warrants outstanding, and (b) information relating to provisions, if any, for a change in the exercise price or the expiration date of such Warrants and the kind, frequency and timing of any notice to be given. Prior to the exercise of their Warrants for shares of Preferred Stock or Common Stock, holders of such Warrants will not have any rights of holders of the Preferred Stock or Common Stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the Preferred Stock or Common Stock purchasable upon such exercise.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder thereof to purchase for cash or other consideration such principal amount or such number of securities of Allied, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby at any time up to the close of business on the expiration date set forth in such Prospectus Supplement. After the close of business on the expiration date (or such later expiration date as may be extended by Allied), unexercised Warrants will become void.

     Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, Allied will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

MODIFICATIONS

     Each Warrant Agreement and the terms of the Warrants and the Warrant Certificates issued thereunder may be amended by Allied and the applicable Warrant Agent, without the consent of the holders, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision therein or in any other manner which Allied may deem necessary or desirable and which will not adversely affect the interests of the holders in any material respect.

                              PLAN OF DISTRIBUTION

     Allied or AWNA may sell Securities to or through one or more underwriters or dealers and also may sell Securities directly to institutional investors or other purchasers, or through agents.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters or agents may receive compensation from Allied or AWNA or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from Allied and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Allied or AWNA will be described, in the related Prospectus Supplement.

     Under agreements which may be entered into by Allied and/or AWNA, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by Allied and AWNA against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the related Prospectus Supplement, Allied or AWNA will authorize underwriters or other persons acting as Allied's or AWNA's agents to solicit offers by certain institutions to purchase Securities from Allied or AWNA pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Allied or AWNA. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Certain of the underwriters or agents and their associates may engage in transactions with and perform services for Allied, AWNA or their respective affiliates in the ordinary course of their respective businesses.

     The Securities may or may not be listed on a national securities exchange or Nasdaq (other than the Common Stock, which is listed on the Nasdaq National Market tier of Nasdaq). Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the Nasdaq National Market tier of Nasdaq. No assurances can be given that there will be an active trading market for the Securities.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for Allied, AWNA and the Guarantors by Fried, Frank, Harris, Shriver & Jacobson (a partnership which includes professional corporations), New York, New York, and for the underwriters, dealers or agents, if any, by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The audited consolidated financial statements of Allied incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said report.

     The audited consolidated financial statements of Laidlaw Solid Waste Management Group incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Coopers & Lybrand, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ALLIED SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

          ---------------------

            TABLE OF CONTENTS
          PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
Prospectus Supplement Summary........   S-3
Risk Factors.........................   S-8
Use Of Proceeds......................   S-9
Price Range Of Common Stock..........   S-9
Dividend Policy......................  S-10
Capitalization.......................  S-10
Selected Financial Data..............  S-11
Summary Pro Forma Condensed Combined
  Financial Data.....................  S-13
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations......................  S-15
Disclosure Regarding Forward Looking
  Statements.........................  S-31
Business And Properties..............  S-32
Management...........................  S-40
Shares Eligible For Future Sale......  S-43
Principal Stockholders...............  S-44
Underwriting.........................  S-49
Validity Of Common Stock.............  S-51
Index To Pro Forma Combined Financial
  Statements.........................   F-1
                PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     3
Use of Proceeds......................     3
Risk Factors.........................     4
Ratio of Earnings to Fixed Charges
  and Earnings to Fixed Charges and
  Preferred Stock Dividends..........    10
Description of Capital Stock.........    11
Description of Debt Securities and
  Guarantees.........................    14
Description of Warrants..............    28
Plan of Distribution.................    29
Validity of Securities...............    30
Experts..............................    30

======================================================

======================================================

                               16,200,000 SHARES

                                  ALLIED WASTE
                                INDUSTRIES, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                               ------------------

                              [ALLIED WASTE LOGO]

                               ------------------
                              GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES  CORPORATION

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER
                      REPRESENTATIVES OF THE UNDERWRITERS
             ======================================================